Form 10-K405, Exhibit 13
period 1994-12-31
LYDALL INC /DE/
filed 1995-03-28
CIK 60977

                                                             lydall, inc











                                   STRATEGY

                                 NEW PRODUCTS

                                QUALITY PROGRAM

                                 ACQUISITIONS












                                                              1994
                                                             Annual
                                                             Report

FINANCIAL HIGHLIGHTS

                                                                                             Percent
In thousands, except per-share data                                   1994         1993     Increase
- ----------------------------------------------------------------------------------------------------
Net sales                                                         $213,072     $157,431           35
Net income                                                          15,503       10,248           51
Net income per common share                                           1.73         1.17           48
Stockholders' equity                                                76,227       60,057           27
Stockholders' equity per share                                        9.14         7.26           26
Market capitalization at December 31,                              271,010      176,751           53
Closing price NYSE on December 31,                                  32.500       21.375           52
Weighted average common stock & equivalents outstanding              8,976        8,791            2
- ----------------------------------------------------------------------------------------------------

1994 HIGHLIGHTS          10th Consecutive Year of Record Earnings

                         Sales Increased 35%

                         Earnings Per Share Up 48%

                         Return on Sales -- 7.3%

                         Record Operating Cash Flow

                         Two Acquisitions


Sales set a new record at $213 million. Net income was a record $15.5 million -- up 51 percent. Earnings per share were $1.73 -- an increase of 48 percent.

Strong domestic sales of high-efficiency air filtration products, dynamic growth in sales of thermal barrier and heat shields to the automotive market, and increasing demand for media supplied to automotive air-bag component manufacturers were major contributors to 1994's record results. Another sizable component was a healthy 35 percent rise in international business, including exports as well as sales from a foreign operation.

Acquisitions supplemented the robust internal growth of the Company. Two profitable additions -- one, a designer and manufacturer of automotive thermal insulation products in Columbus, Ohio, and the other, a small materials handling slipsheet producer in Jacksonville, Florida -- contributed significantly to record sales levels.

With the acquisition of the Columbus plant, Lydall enhanced its position as an automotive supplier. During 1994, sales to the automotive market represented 31 percent of Lydall's total sales. The Company's sales to other market segments also grew during the year. Sales to air and liquid filtration markets increased by 13 percent; the materials handling business was up 13 percent; and electrical insulation sales rose by 19 percent.

TO OUR STOCKHOLDERS AND EMPLOYEES

Ten consecutive years of earnings growth! I am very proud of the employees of Lydall and the achievements that have led to this impressive milestone in the Company's history.

In 1994 we increased sales by 35 percent, net income by 51 percent, and earnings per share by 48 percent. In addition, we closed the year with a strong balance sheet and record operating cash flow.

I'm pleased to report that stockholders' value increased by 52 percent during 1994. Lydall was listed in Fortune as one of the "50 Best Performing Stocks in 1994" and in USA Today as one of the best performing stocks for the past five years.

Reflecting on what has enabled Lydall to achieve these record results and what will support our future growth, I believe a great deal of credit can be attributed to four key elements. We have a focused strategy; a continuing flow of new products and advancing technologies; a strong, results-oriented philosophy of quality; and an energetic acquisition program.

STRATEGY

Lydall produces technologically advanced engineered materials for demanding specialty applications. We have not deviated from that focus and concentrate on products or businesses having a high technical component.

Lydall sells its products to high-value, niche markets and continuously strives to upgrade its base technologies. We look for opportunities where a leadership position within the market is attainable and where Lydall's distinctive marketing and technical competence fit. Our strategy has given us opportunities to grow with new applications for existing products as well as to enter emerging markets. This has served us particularly well in poor economic times; notably, we were able to post gains in earnings through the recession of the early 1990's.

Lydall is customer-driven and highly responsive to service, quality and end-use requirements. This is of the utmost importance. In addition to allowing us to gain customer loyalty, being close to our customers has allowed us to identify opportunities, shifts in our markets, and industry trends -- sometimes well in advance of our competition.

NEW PRODUCTS

A flow of new products has been and continues to be important to Lydall's growth. We classify products and technology introduced within the previous three-year period as new in the current year. Each year we report incremental sales attributable to new products, and over the past five years, we have added an average of $8 million a year.

During 1994, we had robust sales of air-bag media as well as automotive battery covers and heat shields. These are all products introduced by Lydall within the past three years.

- -----------------------------------------------------------------------------------------------------------------------------
$ thousands except per-share amounts
                                            1994     1993     1992     1991     1990    1989     1988    1987    1986    1985
- -----------------------------------------------------------------------------------------------------------------------------
Net sales from continuing operations      213.11     57.4    151.1    135.5    123.1   128.4    114.7    98.5    75.9    70.4
- -----------------------------------------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------
$ thousands except per-share amounts        1994    1993     1992     1991     1990    1989    1988    1987    1986     1985
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                  15.5    10.2      9.0      8.5      8.3     7.9     5.1     4.1      3.0     2.9
- -----------------------------------------------------------------------------------------------------------------------------

Lydall's custom-designed media found in automotive air-bag inflators uniquely combine, in one application, the Company's strongest talents -- filtration technology and heat management expertise. Lydall's specialty products assist in heat reduction and filtration of the pyrotechnic reaction that inflates an air bag. We expect continued opportunities in this business mainly because the law requires all passenger cars to have dual air bags by September 1996 and all vehicles (trucks, vans, etc.) to have dual air bags by 1998. Although inflator devices using technologies other than that which employs Lydall's material are being introduced, we feel confident that the pyrotechnic unit will sustain a major portion of this rapidly expanding market. We look forward to remaining a major supplier in this area for many years.

We are also enthusiastic about the continuing growth of our patented Lytherm /(R)/ battery insulating cover. As the sizes of passenger compartments are increasing, the sizes of engine compartments are decreasing; hood lines are being designed lower; and components such as the battery, are being "packed in" more tightly, reducing free air flow. This is causing temperatures under the hood to increase. The need to insulate the battery has arisen because automotive batteries fail prematurely due to excessive heat. We developed our battery cover at Ford Motor Company's request and look forward to supplying it for just about every vehicle made by Ford in the next few years. Other automotive companies are also evaluating various designs of the Lydall cover.

Sales of all our heat management products to the automotive market have been strong, and the acquisition early in 1994 of an automotive thermal and acoustical shield manufacturer enhanced this growth. Currently, our heat management shields and components can be found on most domestically produced sport-utility vehicles, about 95 percent of light- and medium-duty trucks, close to 70 percent of vans, and nearly 30 percent of cars. The addition of the battery cover on an increasing number of 1995 and 1996 Ford models will increase the percentage of cars by the end of 1995. Also, if you include the air-bag application, our penetration of passenger cars becomes greater.

We will continue to be very active in the development of the next generation of fiber, fiber-and-metal-combination, and all-metal thermal shields. Lydall has unique relationships with its automotive customers, and the opportunities connected with heat management issues continue to proliferate. Vehicle designs, stricter emissions standards, and consumer demands for increasing comfort and safety make this a dynamic market particularly suited to Lydall's abilities.

Thirty-one percent of Lydall's total sales in 1994 were to the automotive market. I have been asked if this increasing focus on automotive applications concerns me. The answer is, "No." Lydall supplies unique, niche applications. There is no direct correlation between the number of Lydall parts on a vehicle to the number of units built, as with tires or steering wheels for instance. Typically, we develop one solution for a specific problem in one model;

                                                            [PHOTO APPEARS HERE]
then other applications are identified within that one model; eventually, those applications are addressed in additional models. Other automotive companies in turn recognize the utility of the Lydall solution and begin to employ our products. There is virtually a compounding effect that takes place. In addition to our unique, niche positions in the automotive market, Lydall is committed to aggressively growing its businesses outside of this industry.

High-efficiency air filtration is one of those businesses. It has played a major role in our growth over the past ten years. We have continued to advance our expertise and have introduced new products and technologies into that market. During 1994, our domestic sales of high-efficiency air filtration media were particularly healthy -- the strongest we've ever seen. We also gained market share in the United States and Europe, led by increased demand for our advanced High-Alpha and high-strength ASHRAE product lines.

An article in Investor's Business Daily recently quoted an industry analyst:
"Increased use of semiconductors in staple consumer electronic products and manufacturing, including automobile, cellular and cordless phones, and video equipment is smoothing the demand for semiconductor products. Personal computers are practically consumables now."

Obviously, as a world leader in high-efficiency air filtration, Lydall stands to benefit significantly from the increased use of semiconductor products. More and more industrial and process operations are also being performed under clean-room conditions, and we continue to be excited and optimistic about the growth opportunities in the high-efficiency air filtration market.

QUALITY

It would be very difficult, if not impossible, to credit a single program or effort with Lydall's successes; however, our ongoing, results-oriented quality program rates very high on the list. Although these efforts are referred to as "cost of quality" within the Company, the accounting aspect of Lydall's Comprehensive Quality Program is only one component. Under this program, we measure all the costs associated with using resources with less-than-perfect efficiency. It is a tool that is used by accountants, plant managers, line supervisors, quality control people, R & D engineers, marketing teams -- anyone and everyone involved in delivering a quality Lydall product to a customer. The program is aimed at process efficiency, product consistency and quality, and customer satisfaction. Since 1986, when we started reporting incremental dollars saved, we have gained an average of $2 million a year. In 1994 alone we captured $3.2 million in savings from these efforts. Although dollars are used as a way of measuring success, the most valuable result, of course, is better service and products for our customers.

Our capital investment projects go hand in hand with our quality program. We focus on strategic projects to improve product quality, process efficiencies and productivity. During 1994 our capital expenditures totaled $8.0 million. We classify capital appropriations as strategic or

- -------------------------------------------------------------------------------------------------------------------
$ thousands except per-share amounts      1994    1993    1992    1991   1990    1989   1988    1987    1986   1985
- -------------------------------------------------------------------------------------------------------------------
Earnings Per Share                        1.73    1.17    1.04     .94    .94     .90    .61     .49    .35     .32
- -------------------------------------------------------------------------------------------------------------------

upgrade, which relate directly to the strategic objectives we have outlined, and mandatory or replacement, which are projects required by law or necessary for equipment maintenance. Over the last ten years, we estimate that at least two-thirds of all capital projects have been either upgrade or strategic which directly tied to our quality program.

ACQUISITION PROGRAM

To supplement internal growth, Lydall actively pursues acquisitions of businesses and products that we believe would benefit from our marketing competence and management resources, especially our focused quality improvement program. We look for nondilutive, strategically compatible acquisitions that offer a highly advanced and evolving technological component. Although we focus on companies that are profitable, we need to see some area within the business where we can make a decided difference.

Over the past five years, approximately 50 percent of our sales growth has come from acquisitions. In 1994, we acquired a Columbus, Ohio operation that designs and manufactures thermal and acoustical insulation products for the automotive market. This acquisition complemented and extended our heat management product line and brought us closer to certain customers by making us a direct supplier to Ford, General Motors, and Chrysler. It also expanded our product offering to include all-metal and metal-and-fiber-combination automotive heat shields. The operation was profitable in 1994 and contributed significantly to Lydall's sales growth. We expect improved performance in 1995 and into 1996 as we implement our quality program and invest in improving process efficiencies at the facility.

In June 1994, we acquired a producer of materials-handling slipsheets located in Jacksonville, Florida. The operation, which is now part of our Southern Products Division, directly complements our existing slipsheet business and enhances our market position. Lydall's systems, which replace wooden pallets, are being used to ship a growing number of products such as food, pharmaceuticals, and chemicals. Our materials-handling business continued to do well in 1994, benefiting from increased market share and broadening export opportunities.

- ----------------------------

The four distinct advantages I've outlined -- strategy, new products, quality, and acquisition program -- together with the commitment of our employees, have brought Lydall prolonged growth and powerful market recognition, and I firmly believe they will continue to be the tools of our future successes. I'm very optimistic about the Lydall of tomorrow and look forward to ten more years of growth.

/s/ Leonard R. Jaskol
- ----------------------------

Leonard R. Jaskol
Chairman and Chief Executive Officer

                             [PHOTOS APPEAR HERE]

Above: Lydall employees consult with Ford engineers continually from product conception through final vehicle assembly. John J. Hiers, Vice President - Technical Development, Lydall, and Brian Murphy, Battery SBU Manager, Lydall, observe the Installation of a Lydall cover on a new Continental at Ford's Wixom Plant.

Top: Lydall produces the battery insulating cover complete through finished product fabrication. Jec Shuping, an operator at Lydall's Rockwell, North Carolina plant, sonically seals Lytherm insulating packs for the Ford Explorer battery cover.

STRATEGY

Lydall is customer-driven, highly responsive to service, quality and end-use requirements.
- --------------------------------------------------------------------------------

Lydall takes pride in the many development partnerships it has with its customers. These joint development efforts have led to a succession of products meeting critical engineering and processing demands and have played an important role in the growth of the Company.

The evolution of Lydall's automotive battery insulating cover is an excellent example of how partnering with customers benefits all involved. Systems engineers at Ford Motor Company are constantly seeking innovative solutions to heat management issues brought on by aerodynamic vehicle designs and smaller engine compartments. They are very conscious of the "cost" of losing a Ford buyer, and they focus on making sure that does not happen. In 1990 Ford engineers sent out a call to their suppliers for a solution to premature battery failure due to increasing levels of heat generated in engine compartments. Lydall responded with a cost-effective solution that considered all aspects of Ford's needs: thermal properties, space and cost constraints, aesthetic considerations, and the ability to be easily incorporated into Ford's assembly process. Within nine months of receiving the order from Ford, Lydall, known for its "fanatical response", delivered the final product.

Key to Lydall's response is its team approach to product development and marketing. The customer does not work "through" one sales representative as with a traditional customer/supplier relationship. Lydall employees from a variety of functions --marketing, technical development, manufacturing -- interact daily with their counterparts at the customer's facility. This interaction allows Lydall to recognize industry trends and anticipate customers' needs -- to move in rhythm with its customers. Product development does not take place in the vacuum of the laboratory, and flexibility and quick response are invaluable byproducts. In fact, Lydall employees have modified prototype parts directly on the production line, shoulder to shoulder with Ford engineers.

The genesis of Lydall's family of automotive thermal barrier products was undercarpet insulation. These components are strategically placed in areas of the carpet assembly that are located over or near sources of heat such as the exhaust system and catalytic converter. Today, Lydall insulating components can be found in virtually all U.S. manufactured sport-utility vehicles, extensively in light- and medium-duty trucks, in vans, and increasingly in automobiles.

Lydall sells these products to carpet and mat manufacturers who in turn supply automotive manufacturers. The industry trend requiring total systems from direct automotive suppliers has pushed carpet manufacturers to expand their expertise beyond quality and durability to include thermal protection and acoustical properties as well. Lydall's expertise in these areas, its extensive development and testing capabilities, and its history of partnering with customers fit the needs of the carpet manufacturers perfectly.

Of particular importance in the working relationship with its customers has been Lydall's value-engineering and value-analysis efforts. These programs focus on active involvement with automotive manufacturers and carpet producers as early in a program as possible to provide the best solution, avoid overengineering, minimize a trial-and-error approach, and ensure easy adaptation of a product to the final assembly process.


Opposite page top: Left to right: Gail Carolan, Lydall Product Manager; Bill Morgan, VE/VA Manager , Collins & Aikman. Mr. Morgan commented, "The Collins & Aikman's partnership with Lydall has reaped benefits for both firms beyond our original expectations. Lydall's testing capabilities and rapid turnaround of thermal assessments have enhanced Collins & Aikman's ability to solve heat issues. We have been able to identify issues sometimes before our OEM customers have recognized there was a problem. This has been very positive for our position in the market."

Bottom: Lytherm insulating components are incorporated into the automotive carpet and mat system at points of heat stress such as over the exhaust system and catalytic converter.

                             [PHOTOS APPEAR HERE]

                             [PHOTOS APPEAR HERE]

NEW PRODUCTS

Lydall considers products or technology introduced within the previous three years as new. High-Alpha air filtration products and the Company's combination filtration/thermal media employed in automotive air-bag inflator components exemplify recent new-product successes.

High-Alpha air filtration media Lydall's air filtration customers (rigid-frame filter manufacturers) face intense cost pressures as well as stringent performance issues. In addition, they require filtration media that are "workable" -- media with the strength and integrity to withstand the filter assembly process. Addressing this difficult mandate, Lydall personnel have focused on delivering the highest performance, most "process friendly" media in the industry.

The performance of a filter is defined primarily by its efficiency (size and amount of particles captured) and resistance (power required to move air through the filter). These two forces are in direct opposition to one another
- -- the greater the efficiency, the less the air flow. The relationship between efficiency and resistance is known as Alpha. In response to its customers' needs, Lydall developed its advanced High-Alpha, Class 4000 HEPA and Class 6000 ULPA, products which provide the highest efficiencies with lower pressure drops than ever before achieved in the industry.

Use of Lydall's High-Alpha media enable manufacturers to reduce operating and capital costs while delivering the most advanced filtering capability available; first, because fewer units are needed to reach desired efficiency, and second, because less operating energy is required. In fact, Lydall's High-Alpha media improve efficiency by 15 percent over competitive grades, providing filter manufacturers with a cost-effective, high-performance alternative.

Left: The Company's Lydair high-efficiency air filtration media are found in filter systems that literally cover the ceilings and floors of semiconductor and microchip manufacturing facilities, as well as areas in hospitals, industrial clean rooms, food and pharmaceutical processing plants, and biotechnology laboratories. Lydair air filtration media serve a wide range of performance efficiencies from 40 percent ASHRAE up to 99.999999 percent ULPA at the most penetrating particle size.

Opposite page: As a component of the inflator system, Lydall's custom-designed media assist in heat reduction and filtration of the pyrotechnic reaction which takes place to inflate an automotive air bag.

Opposite page, inset: Bill Lonstein, Lydall Product manager; Rick Lindsay, Senior Buyer, Morton International Automotive Safety Products Kevin Lynch, Vice President-Marketing and Sales for Lydall's Technical Papers Division.

                             [PHOTOS APPEAR HERE]

Filtration/thermal air-bag inflator media The growth momentum of Lydall's filtration/thermal media supplied to automotive air-bag igniter manufacturers continued in 1994. Although Lydall has supplied media for components of driver-side inflators for many years, development of media for passenger-side air bags has been a new and different challenge. Passenger-side air bags are much larger and more complex. In addition, designs vary widely from vehicle to vehicle. Lydall's success stems from its intimate understanding of the filtration and thermal performance requirements for hot gases generated by the pyrotechnic reaction that inflates the air bag. Working closely with design engineers, Lydall develops unique media to meet the exacting demands of each inflator design, catering to different sizes, inflation requirements, materials, and flow rates.

                             [PHOTO APPEARS HERE]

QUALITY PROGRAM

Lydall's quality program, internally referred to as "Cost of Quality" (COQ), has become a way of life at the Company and has infused employees with a determination to continuously improve process and quality. Lydall's quality teams represent all parts of the organization -- engineers, production workers, accountants, sales people, general managers, customer service representatives, and senior management. Used as an extension of traditional financial measurements, COQ enables Lydall employees to track and identify areas that need improvement -- excess waste, unplanned downtime, process inefficiencies, ineffective service, etc. Lydall's COQ Program serves as an excellent framework within which to control costs and engineer continuous quality improvements, thus ensuring customer satisfaction.

Photo of John E. Hanley, Vice President - Finance and Treasurer:
"... Our goal is a perfectly efficient process, zero `cost of quality,' and a completely satisfied customer every time. This may sound a little idealistic. However, we are always striving towards this end, and it is a very real objective to everyone at Lydall..."

                             [PHOTO APPEARS HERE]

                             [PHOTO APPEARS HERE]

Opposite page, top: Lydall Westex Division employees, Grady Gardner, Reclaim Operator; Randy Niston, Web Department Manager; Michael Gregory, Maintenance Department Manager; and Ray Grupinski, Director of Operations. A sophisticated fiber reclaiming system recently installed at the Westex Division is an excellent example of the way Lydall's capital investments are directly tied to continuous process improvement and the systematic elimination of waste. By recycling edge trim generated by Lydall's own process, plus the scrap form customer' die-cut parts, the Company reduces landfill costs and provides cost-effective advantages to customers, while, at the same time improving Lydall's margins.

Above: Forklift operator, Dennis Ellis, selects product at Lydall's storage facility for high-efficiency air filtration media. The Company's custom-designed warehouse and roll-tracking system enhance inventory control, product quality, and customer service.

                             [PHOTO APPEARS HERE]

Top: Robert Raymond, Production Manager, and Carol Roelofs, Administrative Sales Manager, at Lydall's Southern Products, Jacksonville Operation.

Above: Left to right - Verl Harnapp, Molding Process Engineer and Phillip McElroy, Quality Control Technician perform final inspection of a new contour die-cutting process recently installed at the Columbus Operation. The part is an engine-side dash insulator that Lydall supplies for Chrysler minivans.

Opposite page: Left to right - John Rash, Mold Line Operator; Ken McGill, Columbus Plant Manager; and Rich Morris, Plant Supervisor, make the last adjustments to the molding specifications of the Chrysler minivan dash insulator before commercial production.

ACQUISITIONS

Early in 1994, Lydall acquired the Clecon Division of Standard Packaging,
Inc., located in Columbus, Ohio. Integrated into the Company's Westex
Division as the Columbus Operation, this leading designer and manufacturer of thermal insulation products for the automotive market made a significant contribution to the year's record sales. The operation fabricates a variety of highly engineered insulating materials into finished parts sold directly to automotive manufacturers and extends Lydall's thermal barrier business from all-fiber components to include metal-and-fiber combination and all-metal shields.

In June 1994, Lydall acquired the Laminates Division of Riverwood
International of Georgia, Inc., a manufacturer of materials-handling slipsheets located in Jacksonville, Florida. This business directly complements Lydall's existing materials-handling business and strengthens the Company's position in this market. As the Jacksonville Operation of Lydall's Southern Products Division, this acquisition also contributed positively to growth in 1994.

                             [PHOTO APPEARS HERE]

                             [GRAPHS APPEAR HERE]

FINANCIAL REVIEW         18  Analysis of Results

                         26  Key Financial Items

                         27  Income Statements

                         28  Balance Sheets

                         30  Statements of Cash Flow

                         31  Statements of Changes in Stockholders' Equity

                         32  Notes to Consolidated Financial Statements

                         42  Report of Independent Accountants

                         42  Management Report

                         43  Five-Year Statistical Review

                         44  Officers, Directors, and Stockholders Information

                         45  Directory of Locations

ANALYSIS OF RESULTS

Sales
- --------------------------------------------------------------------------------

OVERVIEW

In 1994, Lydall generated record sales of $213.1 million, the fourth consecutive year of record sales. This represented an increase of $55.7 million, or 35 percent over 1993 sales of $157.4 million. These results compare with increases of 4 percent and 12 percent in 1993 and 1992, respectively. The 1994 revenue growth can be grouped into three major categories:

Acquisitions
 . Two operating companies, specializing in automotive thermal barriers and materials-handling products, contributed approximately half of Lydall's sales growth in 1994

Internal Marketing Actions
 . Successful commercialization of new products covering most of Lydall's end-use markets
 . Market-share gains in a number of product lines
 . Price increases, mostly driven by raw material increases in wood pulp and pulp substitute markets

External Market Forces
 . Improving macroeconomic performance in North America, Europe and the Far
  East with especially strong sales in automotive and air filtration markets . Substantial market growth in thermal barriers sold to light-duty truck and sport-utility vehicle markets

Incremental sales gains from new products in filtration and thermal barrier markets were particularly key to revenue growth in 1993 and 1992. Acquisitions also played a major role. In 1992, the full-year effect of the Axohm and Rockwell acquisitions made in 1991 created a sales increase of $10.2 million. In 1993, while sales from the Rockwell acquisition grew, sales at Axohm declined primarily due to a poor European economy.

ACQUISITIONS

Lydall purchased two companies in 1994, the Columbus Operation and the Jacksonville Operation. The Columbus Operation, managed under the Westex Division, designs and fabricates automotive thermal and acoustical barriers. Results of operations include ten months of activity for Columbus, which was acquired on February 28, 1994.

The Jacksonville Operation, acquired on June 30, 1994, is operated under the Southern Products Division. The addition of the Jacksonville Operation enhanced Lydall's market position as a producer of solid fiber slipsheets and provided valuable economies of scale. Results of operations include activity for Jacksonville since the date acquired.

Together, Columbus and Jacksonville contributed $26.1 million in sales in 1994, accounting for 47 percent of Lydall's sales growth for the year.

The Company reports results from acquired companies or product lines as acquisitions for three fiscal years. Thus, Lydall reported incremental sales from the Axohm Division and the Rockwell Operation, both acquired in 1991, as sales from acquisitions in 1993 and 1992. In 1994, incremental sales from these operations are captured under External Market Forces and Internal Marketing Actions. In 1993, combined sales from acquired units actually declined by $2.6 million from 1992. This was due to poor economic conditions in the European market for Axohm's battery separator materials and to the effects of an expected shift in technology favoring different materials than those used at Axohm. Increased sales of domestic automotive thermal barrier products from the Rockwell Operation somewhat offset this decline. Sales increased by $10.2 million in 1992 over 1991, representing the full-year effect of the Axohm and Rockwell acquisitions.

INTERNAL MARKETING ACTIONS

Lydall's internal marketing programs produced sales gains of almost $24.9 million in 1994 compared with $7.5 million in 1993 and $11.4 million in 1992. The largest factor was Lydall's successful new-product commercialization program, which added sales of $15.2 million in 1994. Partially offsetting this gain was the discontinuation of approximately $4.8 million in product sales, much of which was directly displaced by Lydall's own new-product introductions. Successful new products included:

 . air-filtration products at the highest end of the efficiency spectrum
 . air-bag materials that perform a filtration and thermal function in the igniter unit
 . flame barriers for the appliance and office furniture industries
 . wood-replacement materials used in pencils

Lydall's new-product introductions often displace existing sales. In 1994, this phenomenon was particularly evident in the air-filtration and air-bag markets. For the past three years including 1994, product discontinuation has averaged $4.3 million per year, while new-product introductions have averaged $10.5 million. Lydall discontinued sales of $4.8 million in 1994, $5.3 million in 1993, and $2.9 million in 1992. As in 1994, most of the discontinued sales in 1993 and 1992 resulted from direct displacement by Lydall's product upgrades.

The Company made significant market-share gains in battery-separator materials, air-filtration products, and transportation services. Market-share gains, estimated to be over $10 million in 1994, were significantly greater than prior-year levels of $2.7 million in 1993 and $6.0 million in 1992.

Lydall raised prices more actively in 1994 than in the past two years. In 1994, prices were raised by approximately 2.3 percent compared with increases of less than 1 percent in 1993 and just 1 percent in 1992. Most of the increases were directly related to rising raw material costs of wood pulp and pulp substitute materials. As has been the case for a number of years, pricing remains constrained.

EXTERNAL MARKET FORCES

For the first time in more than three years, Lydall experienced favorable economic activity in all three of its major trading spheres: North America, Europe and the Far East. External forces, including the effects of economic and market growth beyond the influence of Lydall, less the effects of market decay, produced a net positive impact of $4.7 million on 1994 revenues. This compares to a net positive impact of $1.4 million in 1993, and a net negative impact of $6.0 million in 1992.

STATEMENTS OF CHANGES IN SALES

In thousands                               1994           1993           1992
- ----------------------------------=============================================
Prior year's net sales                   $157,400       $151,100       $135,500
- -------------------------------------------------------------------------------
Acquisitions                               26,100         (2,600)        10,200
Internal marketing actions                 24,900          7,500         11,400
External market forces                      4,700          1,400         (6,000)
- -------------------------------------------------------------------------------
Total change                               55,700          6,300         15,600
- -------------------------------------------------------------------------------
Current year's net sales                 $213,100       $157,400       $151,100
- ----------------------------------=============================================

ANALYSIS OF RESULTS continued

Gross Margin
- --------------------------------------------------------------------------------

OVERVIEW

Gross margin rose to $64.9 million, or 30.5 percent of sales, in 1994 compared with $48.5 million, or 30.8 percent of sales in 1993. Strong internal growth and operating leverage in 1994 were offset by the impact of acquisitions that produced gross margins at much lower levels than Lydall's established operations. These plants generated gross margins of $3.8 million on sales of $26.1 million, a rate of 14.6 percent. Established operations, including the 1991 acquisitions, produced gross margins of 32.7 percent compared with 30.8 percent in 1993 and 30.6 percent in 1992.

Volume increases other than from acquisitions drove margins up significantly, accounting for over 70 percent of the gain. Cost-reduction efforts under Lydall's continuous improvement programs added a record $3.2 million to gross margin during the year.

In 1993, gross margin rose by $2.2 million, largely due to benefits of operating leverage from increased sales volume and cost-reduction programs. Offsetting these positive factors was a net decline in margins at acquired units as well as other effects, such as depreciation and overhead related to capital programs and local capacity expansions. During 1992, margins rose by $5.4 million with positive contributions from acquisitions, sales volume improvements, and cost-reduction programs.

ACQUISITIONS

The Columbus and Jacksonville Operations were integrated into the Company over the course of 1994 with mixed results. Both factories are undergoing major reconfigurations to improve operating efficiencies, safety, and cost of quality. Although these programs are expected to produce meaningful improvements to gross margin in 1995, progress in 1994 was somewhat disappointing. The blended margin at both plants was 14.6 percent of sales, depressing overall margins by more than 2 percent of sales.

During 1993, acquisitions produced a net reduction in margins of $1.6 million, primarily due to lower volume at Lydall's Axohm Division, which was partially offset by improvements at the Rockwell Operation. In 1992, these operations generated a positive contribution of $2.3 million reflecting the first full year as part of Lydall.

EFFECTS OF CHANGES IN SALES VOLUME

New products and increased worldwide demand for Lydall's products contributed heavily to 1994's record sales. Volume increases at operations other than acquisitions generated gross margins of $11.6 million on sales of approximately $26 million. This compares favorably with results in 1993 and 1992 when increases in sales volume contributed $4.2 million and $2.0 million to gross margin, respectively. New-product mix, with margins that exceed Lydall averages, has been especially strong in recent years. Most of these products have been in development stages for two to three years at substantial development cost to the Company, and premium margins are required to recover these development costs over relatively short product life cycles.

PRICE INCREASES IN RELATION TO COST INCREASES

In 1994 and 1993, cost increases exceeded price increases by $500 thousand and $300 thousand, respectively. Lydall experienced severe cost inflation in several raw material categories, most notably wood pulp and pulp substitute products. Price increases were passed on to customers for these grades, but only after some of these costs were absorbed by the Company. By the end of 1994, Lydall was able to pass through sufficient price increases to cover the current level of cost increases. In 1992, the relationship between price increases to customers and vendor-imposed cost increases was a positive $100 thousand.

COST REDUCTIONS

Lydall produced record savings from manufacturing improvement programs in 1994 of $3.2 million compared to $2.0 million in 1993 and $1.6 million in 1992. The record level of savings was caused by continuous quality improvement programs and a net reduction in Cost of Quality, Lydall's internal measure of the cost of inefficiency. Savings from management actions were approximately equivalent to savings generated by capital projects. One capital project to reclaim fiber from formerly disposed of materials produced striking savings in fiber costs while reducing landfill costs. This project is one example of the continuing focus on process efficiency and cost reduction that has increased Lydall's gross margin by $6.8 million over the past three years, more than 3 percent of 1994 sales.

INVENTORY EFFECTS

Inventory accounting caused $800 thousand of negative effects in 1994 following little or no impact in 1993 and 1992. Contributing circumstances were:

 . Inflation in raw materials and finished goods necessitated increased LIFO reserves, which rose by $200 thousand.
 . Inventory obsolescence resulting in modest write-offs
 . Finished goods and work-in-process inventories at operations other than acquisitions declined by over $1.7 million, affecting absorption of manufacturing overhead

OTHER EFFECTS

Increased manufacturing overhead and depreciation costs eroded margins by $900 thousand compared to $1.9 million in 1993 and $600 thousand in 1992.

STATEMENTS OF CHANGES IN GROSS MARGIN

$ thousands                                                    1994           1993           1992
- -------------------------------------------------------------------------------------------------
Prior year's gross margin                                   $48,500        $46,300        $40,900
- -------------------------------------------------------------------------------------------------
Acquisitions                                                  3,800         (1,600)         2,300
Effects of changes in sales volume                           11,600          4,200          2,000
Price increases in relation to cost increases                  (500)          (300)           100
Cost reductions                                               3,200          2,000          1,600
Inventory effects                                              (800)          (200)             -
Other effects                                                  (900)        (1,900)          (600)
- -------------------------------------------------------------------------------------------------
Total change                                                 16,400          2,200          5,400
- -------------------------------------------------------------------------------------------------
Current year's gross margin                                 $64,900        $48,500        $46,300
- -------------------------------------------------------------------------------------------------
As a percent of net sales                                      30.5           30.8           30.6
- -------------------------------------------------------------------------------------------------

Pretax Income
- --------------------------------------------------------------------------------

OVERVIEW

Pretax income rose by 57 percent to $26.5 million from $16.9 million in 1993 compared to a 16-percent rise in 1993 and a 10 percent increase in 1992. In 1994, operations other than acquisitions generated a net pretax income gain of $8.7 million, while acquisitions generated $900 thousand of incremental pretax income. The 1994 improvement from operations is the largest ever recorded by the Company. Acquisitions produced a positive impact for the year and, based on programs well underway in 1994 and early 1995, should generate meaningful incremental gains in 1995. The net change in nonoperating investments and financing costs was negligible for 1994 following a gain of $800 thousand in 1993 and no net effect in 1992.

ACQUISITIONS

The 1994 results indicate positive contributions from the combined results of the Columbus and Jacksonville acquisitions, both of which were profitable for the year. As indicated earlier, both plants are expected to produce progressively improving returns beginning in 1995 and continuing through 1996. Acquisitions made in 1991 had a negative impact on pretax earnings of $1.6 million in 1993 compared with a positive contribution of $700 thousand in 1992

ANALYSIS OF RESULTS continued

OPERATIONS

Lydall's strong performance in new-product commercialization and market-share expansion fueled the majority of the pretax earnings improvement in 1994. Gross margin gains were significant, and support costs, such as selling and product development, increased less dramatically, yielding an $8.7 million increase in pretax income. In the past two years, internally generated new products have proven to be Lydall's most productive method of improving profits. This results primarily from improved operating leverage in plants where fixed costs are already absorbed by preexisting business levels.

Other Expense, Net increased by $1.1 million in 1994 after declining by $900 thousand in 1993 and rising by $600 thousand in 1992. Most of the increase resulted from a return to historical levels of equipment disposals resulting from equipment upgrades and changes in manufacturing processes. During 1993 Lydall recovered environmental remediation costs from former owners of a Company property thereby reducing expenses in that year.

NONOPERATING INVESTMENTS AND FINANCING

The net impact of nonoperating interest income and expenses in 1994 compared with 1993 was negligible as a small decrease in total interest expense was offset by a small decline in investment income. For 1994, interest expense on long-term debt declined by $500 thousand due to lower levels of outstanding debt and lower interest rates negotiated in October 1993. Offsetting most of this decline was an interest payment of $400 thousand in December 1994 to the Internal Revenue Service resulting from the examination of tax years 1987 through 1989.

In 1993, lower levels of long-term debt combined with a reduction in the interest rate charged on the Note Purchase Agreement caused interest expense to decline by $600 thousand. Interest income rose in 1993 by $200 thousand resulting in an improvement of $800 thousand in pretax income. There was no net change in 1992 from 1991.

STATEMENTS OF CHANGES IN PRETAX INCOME

In thousands                                      1994            1993            1992
- --------------------------------------------------------------------------------------
Prior year's pretax income                     $16,900         $14,600         $13,300
- --------------------------------------------------------------------------------------
Acquisitions - change in:
    Gross margin                                 3,800          (1,600)          2,300
    Selling, product development,
     and administrative expenses                (2,900)              -          (1,600)
- --------------------------------------------------------------------------------------
Total change from acquisitions                     900          (1,600)            700
- --------------------------------------------------------------------------------------
Operations - change in:
    Gross margin                                12,600           3,800           3,100
    Selling, product development,
     and administrative expenses                (2,800)         (1,600)         (1,900)
    Other expense, net                          (1,100)            900            (600)
- --------------------------------------------------------------------------------------
Total change from operations                     8,700           3,100             600
- --------------------------------------------------------------------------------------
Nonoperating investments and
    financing - change in:
    Income from investments                       (100)            200            (100)
    Interest expense                               100             600             100
- --------------------------------------------------------------------------------------
Total change from nonoperating
    investments and financing                        -             800               -
- --------------------------------------------------------------------------------------
Total change                                     9,600           2,300           1,300
- --------------------------------------------------------------------------------------
Current year's pretax income                   $26,500         $16,900         $14,600
- --------------------------------------------------------------------------------------

Liquidity and Capital Resources
- --------------------------------------------------------------------------------

LIQUIDITY OVERVIEW

Lydall generated record levels of cash from operating activities in 1994 for the third consecutive year. After-tax cash from operating activities reached $26.8 million, representing a 47 percent increase over 1993 record levels. Liquidity was particularly strong during this period for two key reasons:

 . Healthy after-tax earnings
 . Improved working capital productivity and inventory turnover

The following table summarizes major components of Lydall's after-tax cash flow from operating activities:

$ thousands                                    1994          1993          1992
- --------------------------------------------------------------------------------
Net income                                  $15,503       $10,248       $ 9,038
Depreciation and amortization                 7,504         5,921         5,256
Working capital changes                       4,868         2,572         2,987
Other changes                                (1,032)         (523)          380
- --------------------------------------------------------------------------------
Total cash generated from
    operating activities                    $26,843       $18,218       $17,661
- --------------------------------------------------------------------------------
Change from previous year                        47%            3%           60%
- --------------------------------------------------------------------------------

WORKING CAPITAL PRODUCTIVITY

Working capital productivity is an effective financial measure of performance. The management of Lydall is committed to improving all aspects of financial performance by improving processes and utilizing resources more efficiently.

The Company's working capital productivity continued to improve in 1994 including the impact of two acquisitions during the year. Lydall's working capital productivity, defined as annual sales divided by the quarterly average of all receivables and inventory, less accounts payable, shows the following three-year trend:

$ thousands                                        1994        1993        1992
- --------------------------------------------------------------------------------
Net sales                                      $213,072    $157,431    $151,148
Average working capital                          29,702      24,542      26,915
Working capital productivity (turnover)            7.17        6.41        5.62
Change from previous year                            12%         14%          9%
- --------------------------------------------------------------------------------

INVENTORY TURNOVER

Inventory turnover continued to improve in 1994 rising to 10.2 times the quarterly average, up from 8.9 times in 1993 and 7.4 times in 1992. These improving financial indicators are by-products of Lydall's continuous improvement programs that are designed with two goals in mind:

 . continuously improving service to customers
 . reducing process and product-development cycle times

ANALYSIS OF RESULTS continued

CASH FLOW OVERVIEW

In each of the past three years, Lydall has generated significant cash flow from operating activities. These amounts have been more than sufficient to cover annual capital spending requirements as well as the 1994 acquisitions of the Columbus and Jacksonville Operations.

SUMMARY STATEMENTS OF CASH FLOWS

In thousands                                                   1994           1993            1992
- ---------------------------------------------------------------------------------------------------
Net cash provided by operations                            $ 26,843        $18,218         $17,661
Key investing activities:
      Acquisitions of operating companies                   (16,846)             -               -
      Capital expenditures                                   (7,979)        (6,253)         (6,235)
- ---------------------------------------------------------------------------------------------------
                                                            (24,825)        (6,253)         (6,235)
- ---------------------------------------------------------------------------------------------------
Key financing activities:
      Repayment of debt                                      (2,724)        (5,235)         (6,458)
      Issuance of common stock                                  519            775           2,177
      Acquisition of common stock                              (855)             -               -
- ---------------------------------------------------------------------------------------------------
                                                             (3,060)        (4,460)         (4,281)
- ---------------------------------------------------------------------------------------------------
Other increase (decrease), net                               (1,215)           252             453
- ---------------------------------------------------------------------------------------------------
Increase (decrease) in cash, cash
      equivalents and short-term investments               $ (2,257)      $  7,757         $ 7,598
- ---------------------------------------------------------------------------------------------------

INTEREST COVERAGE

Lydall generated record operating cash flow in 1994 for the eleventh consecutive year. Interest coverage was outstanding for each of the past three years as shown below. Lydall defines operating cash flow as earnings before interest, taxes, depreciation, and amortization.

$ thousands                                    1994          1993          1992
- --------------------------------------------------------------------------------
Operating cash flow                         $35,144       $23,941       $21,782
Interest expense                              1,335         1,474         2,124
Interest coverage                              26.3          16.2          10.3
- --------------------------------------------------------------------------------

FUTURE CASH REQUIREMENTS

Cash requirements for 1995 will include ongoing operations, capital expenditures, and acquisitions. Lydall's Board of Directors has approved a $9.6 million capital spending plan for 1995 with spending focused on continuous quality and process improvement as well as capacity expansions for various product lines. Management expects to finance all capital spending and ongoing operating cash needs from cash on hand and cash generated from operations. Lydall remains committed to expansion through acquisitions of product lines and operating companies; however, none are specifically contemplated as of early 1995.

CREDIT ARRANGEMENTS

Lydall maintains domestic and foreign bank credit arrangements totaling approximately $10 million, which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At December 31, 1994, no amounts were outstanding on the domestic lines of credit and $187 thousand was outstanding on the foreign line of credit. No amounts were outstanding on any lines of credit at December 31, 1993.

CAPITAL STRUCTURE

The following chart summarizes year-end leverage ratios over the past four years.

                                                  1994     1993    1992     1991
- --------------------------------------------------------------------------------
Debt to equity                                     .18      .23     .38      .66
Debt to total capitalization                       .15      .19     .28      .40
- --------------------------------------------------------------------------------

A steady decline in debt leverage has been evident over the past four years. Lydall's strong cash flow from operations has exceeded cash requirements for working capital, acquisitions, and capital spending plans over the periods. Because Lydall is actively seeking strategic acquisitions of high quality companies that fit the Company's defined technology and product profiles, management regularly monitors borrowing capacity under what it considers a long-term, debt-to-capitalization target of 40 percent. At the end of 1994, Lydall could have borrowed nearly $40 million while remaining within that long-term target capital structure. Coupled with existing cash and investment balances, Lydall retains significant capacity for external expansion.

KEY FINANCIAL ITEMS

- --------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS

Cash and cash equivalents decreased to $11.7 million in 1994 from $13.8 million in 1993.

SHORT-TERM INVESTMENTS

Lydall invests in high-quality, fixed-income securities and other high-quality, liquid money market instruments with a maturity of more than three months when purchased and which management intends to liquidate within one year. The Company had short-term investments of $2.9 million and $3.0 million at December 31, 1994 and 1993, respectively.

RECEIVABLES

Receivables were $31.8 million in 1994 and $22.2 million in 1993, of which trade receivables were $31.1 million and $20.6 million for 1994 and 1993, respectively. Days of sales outstanding in trade receivables were 47 in 1994 and 52 in 1993. Foreign and export sales were approximately 21 percent of total sales in 1994 and 1993, and 23 percent in 1992. These sales are concentrated primarily in Europe, the Far East, Mexico, and Canada.

INVENTORIES

Inventories were $13.5 million at December 31, 1994 and $11.8 million at December 31, 1993. Inventory levels were reduced by $1.7 million and $1.4 million at the end of 1994 and 1993, respectively, to reflect the LIFO method of inventory valuation.

WORKING CAPITAL

Working capital decreased to $30.8 million on December 31, 1994 from $31.8 million on December 31, 1993. The ratio of current assets to current liabilities decreased to 1.93 from 2.48.

CAPITAL ASSET EXPENDITURES

Capital asset expenditures were $8.0 million in 1994 and $6.3 million in 1993. Depreciation was $6.1 million in 1994, $5.0 million in 1993, and $4.3 million in 1992. The Company's 1995 Capital Plan calls for commitments of $9.6 million with spending focused in two critical areas -- investments that increase utilization of Lydall's fixed assets and overhead, and investments that improve quality and productivity. Expenditures in 1995 are expected to be financed from cash balances or cash generated from operations. Capital spending at Lydall is closely tied to generating new products and supporting continuous improvement in the quality of processes and products.

DEBT TO TOTAL CAPITALIZATION

Debt to total capitalization decreased to .15 in 1994 from .19 in 1993.

COMMON STOCKHOLDERS' EQUITY

Common stockholders' equity increased to $76.2 million at December 31, 1994, an increase of 27 percent from $60.1 million last year. On a per-share basis, common stockholders' equity increased to $9.14 in 1994 from $7.26 in 1993.

DIVIDEND POLICY

The Company does not pay a cash dividend on its common stock and does not anticipate doing so for the foreseeable future. Cash will be conserved and reinvested into core businesses which should continue to earn Lydall stockholders an excellent overall return on their common stock investment.

RESEARCH AND DEVELOPMENT

Research and development investment was $5.5 million in 1994, $4.8 million in 1993, and $4.7 million in 1992.

INCOME STATEMENTS

In thousands except per-share data   For the years ended December 31,              1994               1993               1992
- ------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                      $213,072           $157,431           $151,148
Cost of sales                                                                   148,188            108,977            104,894
- ------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                     64,884             48,454             46,254
Selling, product development,
    and administrative expenses                                                  36,211             30,492             28,910
- ------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                 28,673             17,962             17,344
- ------------------------------------------------------------------------------------------------------------------------------
Other (income) expense:
    Investment income                                                              (231)              (355)              (194)
    Interest expense                                                              1,335              1,474              2,124
    Other                                                                         1,033                (58)               818
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                  2,137              1,061              2,748
- ------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
    effect of accounting change                                                  26,536             16,901             14,596
Income tax expense                                                               11,033              6,888              5,558
- ------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
    accounting change                                                            15,503             10,013              9,038
Cumulative effect of accounting change/1/                                             -                235                  -
- ------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                     $ 15,503           $ 10,248           $  9,038
- ------------------------------------------------------------------------------------------------------------------------------
Per-share amounts://2//
    Income per share before cumulative effect of
      accounting change                                                        $   1.73           $   1.14           $   1.04
    Cumulative effect of accounting change/1/                                         -                .03                  -
- ------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                                    $   1.73           $   1.17           $   1.04
- ------------------------------------------------------------------------------------------------------------------------------
Weighted average common stock and
    equivalents outstanding/2/                                                    8,976              8,791              8,710
- ------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

/1/ Cumulative effect of adoption of Statement of Financial Accounting
    Standards No. 109, "Accounting for Income Taxes."

/2/ 1992 restated to reflect a three-for-two stock split distributed in 1993.

BALANCE SHEETS

In thousands except share data   December 31,                              1994             1993
- -------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                              $ 11,684         $ 13,820
Short-term investments                                                    2,904            3,025
Accounts receivable (less allowance for doubtful receivables
    of $1,724 in 1994 and $1,126 in 1993)                                31,825           22,248
Inventories:
    Finished goods                                                        5,423            6,334
    Work in process                                                       2,941            3,115
    Raw materials and supplies                                            6,822            3,741
    LIFO reserve                                                         (1,659)          (1,426)
- -------------------------------------------------------------------------------------------------
Total inventories                                                        13,527           11,764
- -------------------------------------------------------------------------------------------------
Prepaid expenses                                                            662              944
- -------------------------------------------------------------------------------------------------
Deferred tax assets                                                       3,485            1,427
- -------------------------------------------------------------------------------------------------
Total current assets                                                     64,087           53,228
- -------------------------------------------------------------------------------------------------
PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Land                                                                        870              865
Buildings and improvements                                               16,849           15,277
Machinery and equipment                                                  69,753           62,503
Office equipment                                                          5,685            4,404
Vehicles                                                                  1,274            1,292
- -------------------------------------------------------------------------------------------------
                                                                         94,431           84,341
Less accumulated depreciation                                           (39,660)         (34,977)
- -------------------------------------------------------------------------------------------------
                                                                         54,771           49,364
- -------------------------------------------------------------------------------------------------
OTHER NONCURRENT ASSETS:
Goodwill, at cost (net of accumulated amortization
    of $516 in 1994 and $34 in 1993)                                     11,171              284
Other assets, at cost (net of accumulated amortization
    of $7,524 in 1994 and $6,733 in 1993)                                 6,584            4,966
- -------------------------------------------------------------------------------------------------
                                                                         17,755            5,250
- -------------------------------------------------------------------------------------------------
                                                                       $136,613         $107,842
- -------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

In thousands except share data   December 31,                                 1994            1993
- ----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt                                         $  2,843        $  2,672
Accounts payable                                                            17,032           9,763
Accrued taxes                                                                2,196             621
Accrued payroll and other compensation                                       5,420           4,590
Other accrued liabilities                                                    5,773           3,791
- ----------------------------------------------------------------------------------------------------
Total current liabilities                                                   33,264          21,437
- ----------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                              10,607          11,171
- ----------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES                                                    11,752          10,382
- ----------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                  4,763           4,795
- ----------------------------------------------------------------------------------------------------
CONTINGENCIES
- ----------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Preferred stock                                                                  -               -
Common stock, par value $.10 per share,
 authorized 15,000,000 shares, issued
 10,125,613 shares in 1994 and
 10,029,914 shares in 1993                                                   1,013           1,003
Capital in excess of par value                                              31,419          30,910
Foreign currency translation adjustment                                      1,138             117
Pension liability adjustment                                                  (547)           (529)
Retained earnings                                                           56,023          40,520
- ----------------------------------------------------------------------------------------------------
                                                                            89,046          72,021
Less cost of 1,786,851 shares of common stock in treasury
  in 1994 and 1,760,851 in 1993                                            (12,819)        (11,964)
- ----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                  76,227          60,057
- ----------------------------------------------------------------------------------------------------
                                                                          $136,613        $107,842
- ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOWS

In thousands   For the years ended December 31,                                       1994            1993            1992
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                         $15,503         $10,248         $ 9,038
- ---------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                                                     6,101           4,997           4,347
    Amortization                                                                     1,403             924             909
    Changes in operating assets and liabilities,
      excluding effects from acquisitions:
      Accounts receivable                                                           (5,503)          1,141           1,107
      Inventories                                                                      645           1,600            (387)
      Other assets                                                                      93            (276)            238
      Accounts payable                                                               5,465            (468)          1,142
      Accrued taxes                                                                  1,532              24             226
      Accrued payroll and other accrued liabilities                                  2,729             275             899
      Deferred income taxes                                                           (954)            380             148
      Other long-term liabilities                                                     (171)           (627)             (6)
- ---------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                   11,340           7,970           8,623
- ---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                           26,843          18,218          17,661
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets of Columbus and Jacksonville Operations                     (16,846)              -               -
    Additions of property, plant, and equipment                                     (7,979)         (6,253)         (6,235)
    Disposals of property, plant, and equipment, net                                   687             356             487
    Sale (purchase) of short-term investments, net                                  (1,863)          2,741          (5,766)
- ---------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                             (26,001)         (3,156)        (11,514)
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term debt repayments                                                       (2,724)         (5,235)         (6,458)
    Issuance of common stock                                                           519             775           2,177
    Acquisition of common stock                                                       (855)              -               -
    Proceeds from line of credit agreements                                              -           3,820             300
    Payments under line of credit agreements                                             -          (3,820)           (300)
- ---------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                                              (3,060)         (4,460)         (4,281)
- ---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                 82            (104)            (34)
- ---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (2,136)         10,498           1,832
Cash and cash equivalents at beginning of year                                      13,820           3,322           1,490
- ---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $11,684         $13,820          $3,322
- ---------------------------------------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for:
    Interest                                                                       $ 1,339         $ 1,644          $2,176
    Income taxes                                                                    10,894           6,521           3,463
Noncash transactions:
    Note issued to purchase assets of Columbus Operation                             2,250               -               -
    Reclassification of short-term investments to long-term                          1,984               -               -
    SFAS 109 cumulative effect fixed asset step-up                                       -           2,912               -
    Additional minimum pension liability                                                 -             574             210
    Stock split effected in the form of stock dividend                                   -             333               -
    Issuance/receipt of treasury stock                                                   -               4             576
    Reclassification of common stock for reduction in par value                          -               -          20,923
- ---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                          Foreign
                                                          Capital in     Currency     Pension                Cost of           Total
                                    Preferred     Common   Excess of  Translation   Liability   Retained    Stock in   Stockholders'
In thousands except per share data      Stock      Stock   Par Value   Adjustment  Adjustment   Earnings    Treasury          Equity
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1992              $  -     $21,317     $ 7,145       $1,463      $ (44)    $21,567   $(12,374)        $39,074
Reduction of par value from
    $3.33-1/3 to $.10                            (20,923)     20,923                                                              -
Stock options exercised                              265       1,912                                                          2,177
Issuance of treasury stock to
    fund the 1991 ESOT contribution                              162                                            414             576
Foreign currency translation
    adjustment                                                               (669)                                             (669)
Pension liability adjustment                                                            (125)                                  (125)
Net income                                                                                         9,038                      9,038
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992               -         659      30,142          794       (169)     30,605    (11,960)         50,071
Three-for-two stock split in
    the form of a stock dividend                     333                                            (333)                         -
Stock options exercised                               11         768                                             (4)            775
Foreign currency translation
    adjustment                                                               (677)                                             (677)
Pension liability adjustment                                                            (360)                                  (360)
Net income                                                                                        10,248                     10,248
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993               -       1,003      30,910          117       (529)     40,520    (11,964)         60,057
Stock options exercised                               10         509                                                            519
Acquisition of Common Stock                                                                                    (855)           (855)
Foreign currency translation
    adjustment                                                              1,021                                             1,021
Pension liability adjustment                                                             (18)                                   (18)
Net income                                                                                        15,503                     15,503
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            $  -     $ 1,013     $31,419       $1,138      $(547)    $56,023   $(12,819)        $76,227
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of Lydall, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and highly liquid investments with a maturity of three months or less at the date of purchase. The investments are stated at cost plus accrued interest, which approximates market value.

SHORT-TERM INVESTMENTS. Short-term investments consist primarily of high-quality, fixed-income securities and other high-quality, liquid money market instruments with a maturity of more than three months when purchased and which management intends to liquidate within one year. The investments are recorded at the lower of cost or market, plus accrued interest.

CONCENTRATION OF CREDIT RISK. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and short-term investments, and trade receivables. The Company places its cash, cash equivalents and short-term investments in high credit-quality financial institutions and instruments. Concentrations of credit risk with respect to trade receivables are limited becuase of the large number of customers that make up the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral. Thirty-one percent of the Company's sales were to the automotive market in 1994; however, no single customer accounted for more than 10 percent of total sales. As of December 31, 1994, the Company had no other significant concentrations of credit risk.

INVENTORIES. Approximately 63 percent in 1994 and 51 percent in 1993 of the inventories have been valued on a last-in, first-out (LIFO) method and the balance on a first-in, first-out (FIFO) method at the lower of cost or market.

DEPRECIATION AND AMORTIZATION. Property, plant, and equipment are depreciated over their estimated useful lives on the straight-line method for financial statement purposes. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter.

INTANGIBLES. Goodwill and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods not exceeding 25 years. The carrying amount of the cost in excess of the net assets acquired is evaluated for future recoverability on a recurring basis.

RESEARCH AND DEVELOPMENT. Costs are charged to expense as incurred.

REVENUE RECOGNITION. Lydall recognizes revenues when the product is shipped.

EARNINGS PER SHARE. Earnings per common share are based on net income divided by the weighted average number of common shares outstanding during the period, including the effect of stock options, stock awards and warrants where such effect is dilutive. Fully diluted earnings per share are not presented since the dilution is not material.

INCOME TAXES. The provision for income taxes is based upon income reported in the accompanying financial statements. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with SFAS 109, these deferred taxes are measured by applying currently enacted tax laws.

FOREIGN OPERATIONS. The Company operates a nonwovens manufacturing facility located in Saint-Rivalain, Melrand, France. Foreign sales were $14.4 million, $12.3 million, and $16.4 million for the years ended December 31, 1994, 1993, and 1992, respectively. Net income was $192 thousand, $57 thousand, and $1.1 million for the years ended December 31, 1994, 1993, and 1992, respectively. Total foreign assets were $19.5 million and $17.1 million at December 31, 1994 and 1993, respectively.

TRANSLATION OF FOREIGN CURRENCIES. Assets and liabilities of the foreign subsidiary are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period; and elements of stockholders' equity are translated at historical rates. Any resulting translation gains and losses are reported separately in stockholders' equity.

INVESTMENTS

On January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In connection with the implementation, based upon management's intent and ability to hold these investments, approximately $2 million of securities were transferred from short-term investments to other long-term assets.

The net unrealized loss on the available-for-sale portfolio is immaterial and is included in Stockholders' Equity at December 31, 1994. The gross realized gains and losses on sales of available-for-sale securities are immaterial to the consolidated financial statements during 1994. Realized gains or losses are based on specific identification of the security being sold.

Investments on December 31, 1994 consisted of available-for-sale and held-to-maturity securities. Available-for-sale securities, which include equity and debt instruments, had an amortized cost of $15.2 million which approximated fair market value. Investments that are classified as held-to-maturity consist of obligations of state and local governments and had an amortized cost which approximated fair value of $2.4 million at December 31, 1994. Investment components for 1993 have not been restated under SFAS 115.

The amortized cost of investments in debt securities by contractual maturity are shown below:

In thousands  December 31, 1994          Available-for-Sale    Held-to-Maturity
- --------------------------------------------------------------------------------
One year or less                                     $2,100              $  383
One year through five years                             441               1,200
Five years through ten years                              -                 250
After ten years                                           -                 545
- --------------------------------------------------------------------------------
                                                     $2,541              $2,378
- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

LONG-TERM DEBT

In thousands   December 31,                                1994          1993
- --------------------------------------------------------------------------------
7.25% Note Purchase Agreement, payable
    annually to 1999.                                   $10,900       $13,100
5% Promissory Note, $500,000 payable
    annually in 1995 and 1996; balance due
    in full in 1997.                                      2,250             -
French money market rate plus 0.8% bank
    loan, payable quarterly to 1996;
    machinery and equipment of the Axohm
    Division serve as collateral.                           300           387
10% bank loans, payable annually to 1994;
    shares of Axohm Industries, S.A. stock
    serve as collateral.                                      -           356
- --------------------------------------------------------------------------------
                                                         13,450        13,843
Less portion due within one year                         (2,843)       (2,672)
- --------------------------------------------------------------------------------
                                                        $10,607       $11,171
- --------------------------------------------------------------------------------

The Note Purchase Agreement is restricted by a debt covenant, among others, that requires a debt-to-capital ratio of no more than .45 in order to borrow under long-term debt agreements in the future. While by commonly used methods Lydall's current debt-to-capital ratio is .15, it is .24 as defined by the terms of this agreement as of December 31, 1994. Effective October 1, 1993, the Company renegotiated the interest rate on the Note Purchase Agreement from 9.85 percent to 7.25 percent. Additionally, a loan covenant was deleted. There were no other material changes to the existing agreement.

Lydall guarantees an industrial revenue bond of an unrelated party for $1.1 million. At the time of the guarantee and at December 31, 1994, this issue was not in default as to principal or interest, and management has no reason to believe that the debtor will subsequently permit the issue to go into default. In such an unlikely event, Lydall's exposure on its guarantee of the bond issue is collateralized by tangible assets and real property which Lydall management believes have a market value in excess of the obligation.

Long-term debt repayment requirements:

In thousands                                        1995       1996      1997      1998      1999      Total
- ------------------------------------------------------------------------------------------------------------
Long-term debt payments                           $2,843     $2,857    $3,450    $2,200    $2,100    $13,450
- ------------------------------------------------------------------------------------------------------------

CREDIT ARRANGEMENTS

Lydall maintains domestic and foreign bank credit arrangements totaling approximately $10 million which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At December 31, 1994, no amounts were outstanding on the domestic lines of credit, and $187 thousand was outstanding on the foreign line of credit. No amounts were outstanding on any lines of credit at December 31, 1993.

LONG-TERM OPERATING LEASES

Lydall has over 100 leases which cost the Company $1.9 million in 1994, $1.3 million in 1993, and $1.4 million in 1992. These contracts range from vehicle leases to building leases which require payment of property taxes, insurance, repairs and other operating costs.

Future net lease commitments under noncancelable operating leases are:

In thousands                      1995      1996     1997      1998      1999    Thereafter     Total
- -----------------------------------------------------------------------------------------------------
Net lease payments              $1,553    $1,313     $792      $608      $608       $3,053     $7,927
- -----------------------------------------------------------------------------------------------------

ACQUISITIONS AND OTHER INVESTMENTS

During 1994, Lydall made two strategic acquisitions. On February 28, 1994, the Company acquired for, $15 million in cash and a note payable of $2.25 million, the operations and certain assets and assumed certain liabilities of the Clecon Molding Division of Standard Packaging, Inc. ("Columbus Operation"). As a result of this purchase, the Company recorded goodwill and other intangible assets of approximately $11.4 million. The Columbus Operation is a designer and manufacturer of thermal and acoustical insulation products sold to the automotive market. The results of the Columbus Operation since the date of acquisition have been included in the Company's consolidated results.

On June 30, 1994, the Company acquired the laminates operation of Riverwood International Georgia, Inc. located in Jacksonville, Florida ("Jacksonville Operation"). The Company purchased inventory, equipment, and other assets for approximately $1.8 million. This operation, which manufactures materials-handling slipsheets, directly complements Lydall's existing slipsheet business in Richmond, Virginia. The Company will continue to operate the business at the Jacksonville location as part of the Southern Products Division. The results of the operations of the Jacksonville Operation since the date of acquisition have been included in the Company's consolidated results.

The following pro forma consolidated information of Lydall, Inc. reflects the acquisitions described above as if the acquisitions had occurred at the beginning of each period presented.

In thousands except per-share data                               1994          1993
- ------------------------------------------------------------------------------------
Sales                                                        $220,968      $186,450
Net income                                                     16,020        12,628
Net income per common share and common equivalents               1.78          1.44
- ------------------------------------------------------------------------------------

The pro forma consolidated information is presented for informational purposes only and does not purport to be indicative of results that would actually have been obtained if the acquisitions had been in effect for the periods indicated or of results that may be obtained in the future.

CAPITAL STOCK

Preferred Stock--The Company has a class of Serial Preferred Stock with a par value of $1. None of the 500,000 authorized shares has been issued.

Common Stock--At the end of 1994, 1,900 Lydall stockholders of record held 8,338,762 shares of Common Stock. Approximately 7 percent of the Company's Common Stock was owned by Lydall's officers and directors and their immediate families. Other Lydall employees, their families and Lydall associates owned an additional 9 percent either directly or through participation in the Company's Employee Stock Ownership Trust.

During 1993, Lydall's Board of Directors declared a three-for-two-stock split in the form of a stock dividend which resulted in the issuance of 3,332,175 shares of previously unissued Common Stock. December 31, 1993 account balances reflect the split with an increase in Common Stock and a reduction in Retained Earnings of $333 thousand. The distribution was made on September 15, 1993 to stockholders of record on August 18, 1993. All earnings-per-share information in this report prior to the distribution date has been adjusted to reflect the 1993 stock split.

On May 13, 1992, the Company increased its authorized shares to 15,000,000 from 10,000,000. Also on that date, the par value of the Company's Common Stock was changed to $.10 from $3.33-1/3 per share. This resulted in a reclassification from Common Stock toCapital in Excess of Par Value of $20.9 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Stock Plans--The Company has three stock option plans under which employees and directors are granted options or warrants to purchase Lydall Common Stock. Under these plans--the 1984 Outside Directors Warrant Plan, the 1982 Stock Incentive Compensation Plan, and the 1992 Stock Incentive Compensation Plan--options are granted at fair market value on the grant date and expire ten years after the grant date. The Warrant and 1982 Plans have expired. The 1992 Plan provides for automatic acceleration of vesting in the event of a change in control of the Company. The Plan also provides for the use of shares of Lydall Common Stock in lieu of cash to exercise options if the shares are held for more than six months and if the Compensation and Stock Option Committee of the Board of Directors approves this form of exercise.

A summary of option transactions under the plans follows:

In thousands
    except per-share data              For the years ended December 31,
                                                                   1994                 1993                1992
- ------------------------------------------------------------------------------------------------------------------
Options outstanding at the beginning of the year                  1,142                1,001               1,159
Options granted during the year                                     118                  306                 153
Options exercised during the year                                   (96)                (150)               (288)
Options cancelled during the year                                    (3)                 (15)                (23)
- ------------------------------------------------------------------------------------------------------------------
Options outstanding at end of the year                            1,161                1,142               1,001
Options exercisable at end of the year                              711                  655                 688
Shares reserved for option grants                                   372                   88                 387
Option price range per share                               $3.09-$33.50         $2.94-$21.33        $1.40-$21.33
- ------------------------------------------------------------------------------------------------------------------

EMPLOYER-SPONSORED BENEFIT PLANS

The Company contributes to four defined benefit pension plans which cover substantially all domestic Lydall employees. The pension plans are noncontributory, and benefits are based on either years of service or eligible compensation paid while a participant in a plan. The Company's funding policy is to fund not less than the ERISA minimum funding standard nor more than the maximum amount which can be deducted for federal income tax purposes.

The following items are the components of net pension cost:

In thousands   For the years ended December 31,
                                                                   1994          1993          1992
- ----------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year                   $    851       $   649        $  708
Interest cost on projected benefit obligations                    1,025           946           778
Actual return on plan assets                                         75        (1,042)         (696)
Net amortization and deferral                                    (1,020)          169           (85)
- ----------------------------------------------------------------------------------------------------
Net pension cost                                               $    931       $   722        $  705
- ----------------------------------------------------------------------------------------------------

Plan assets include investments in bonds and equity securities. Actuarial computations, which used the "projected unit credit" method and the "unit credit" method, assumed discount rates on benefit obligations of 7.25 percent for 1994 and 1993 and 8.5 percent for 1992; expected long-term rates of return on plan assets of 9.5 percent for 1994, 1993, and 1992; and annual compensation increases of 4.75 percent for 1994 and 1993, and 5.5 percent for 1992. The Company determines the assumed discount rate, long-term rate, and annual compensation increase rate for each year. The following table presents a reconciliation of the funded status of the plans:

                                                                     1994                                  1993
                                           --------------------------------------------------        ----------------
                                            Plans in Which      Plans in Which                        Plans in Which
                                             Assets Exceed         Accumulated                           Accumulated
                                               Accumulated     Benefits Exceed                       Benefits Exceed
In thousands   December 31,                       Benefits              Assets          Total                 Assets
- ---------------------------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
Vested                                              $7,481             $3,661         $11,142                $11,278
Nonvested                                              251                 94             345                    419
- ---------------------------------------------------------------------------------------------------------------------
Accumulated benefit
  obligations                                        7,732              3,755          11,487                 11,697
Additional benefits related
  to assumed future
  compensation levels                                2,363                  -           2,363                  2,407
- ---------------------------------------------------------------------------------------------------------------------
Projected benefit obligations                       10,095              3,755          13,850                 14,104
- ---------------------------------------------------------------------------------------------------------------------
Plan assets at fair
  market value                                       7,791              2,840          10,631                 10,122
- ---------------------------------------------------------------------------------------------------------------------
Projected benefit
  obligations in excess of
  the plan assets                                   (2,304)              (915)         (3,219)                (3,982)
Unrecognized net assets                               (662)              (176)           (838)                  (941)
Unrecognized prior-service cost                       (171)               318             147                    279
Unrecognized net losses                              2,644                937           3,581                  4,099
Additional minimum liability                             -             (1,079)         (1,079)                (1,100)
- ---------------------------------------------------------------------------------------------------------------------
Accrued pension cost included
  in Other Long-term
  Liabilities                                      $  (493)           $  (915)       $ (1,408)              $ (1,645)
- ---------------------------------------------------------------------------------------------------------------------

The Company sponsors a Stock Purchase Plan, Profit Sharing Plan, and 401(k) Plan. Contributions are determined under various formulas. Employer contributions to these plans amounted to $1.4 million in 1994 and $1.3 million in 1993 and in 1992.

POSTEMPLOYMENT, POSTRETIREMENT AND DEFERRED COMPENSATION

While it is not Lydall's practice to provide health care or life insurance for retired employees, it does so for some retired employees of certain units acquired before 1990. These benefits are unfunded. The plan participants are primarily retirees; therefore, the postretirement benefit transition obligation of $691 thousand is being amortized over the actuarially determined average remaining future lifetime of the plan participants.

The discount rates used in determining the accumulated postretirement benefit obligations were 7.25 percent at December 31, 1994 and 8.5 percent at December 31, 1993. The health-care cost trend rate for both years was 12 percent, gradually declining to 6 percent over an eight-year period. A 1-percent increase in the health-care cost trend rates would cause the accumulated benefit obligation to increase by $29 thousand. The increase in the service and interest components of the 1994 postretirement benefit cost is immaterial. The total expense was $136 thousand for 1994 and $143 thousand for 1993. In 1992, prior to the adoption of SFAS 106, these costs totaled $101 thousand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

During the first quarter of 1994, the Company adopted SFAS 112,"Employers' Accounting for Postemployment Benefits." SFAS 112 requires that postemployment benefits be accounted for under the accrual method of accounting. The implementation of this standard was immaterial to the consolidated results of operations and the consolidated financial position of the Company.

The Company provides deferred compensation to a small number of former employees and has a deferred compensation plan which provides the Company's outside directors and the Chairman with compensation upon their retirement from service with the Board. In addition, in 1994, the Company adopted a Supplemental Executive Retirement Plan ("SERP") which provides supplemental income payments after retirement for senior executives. The total net deferred compensation expense related to these three plans was $105 thousand in 1994, $144 thousand in 1993, and $117 thousand in 1992. The 1994 net expense includes $171 thousand related to the SERP, offset by an actuarially calculated credit of $166 thousand related to the retired employees' compensation plan. At December 31, 1994 and 1993, the Company had accrued $824 thousand and $571 thousand, respectively, in Other Long-term Liabilities for these obligations.

INCOME TAXES

The provision (benefit) for income taxes consists of the following:

In thousands   For the years ended December 31,           1994           1993           1992
- ---------------------------------------------------------------------------------------------
Current
  Federal                                             $  9,802         $5,207         $4,196
  State                                                  2,057            910            674
  Foreign                                                  142             60            381
- ---------------------------------------------------------------------------------------------
    Total current                                       12,001          6,177          5,251
Deferred
  Federal                                                 (895)           437            231
  State                                                      7            356            127
  Foreign                                                  (80)           (82)           (51)
- ---------------------------------------------------------------------------------------------
    Total deferred                                        (968)           711            307
- ---------------------------------------------------------------------------------------------
Provision for income taxes                             $11,033         $6,888         $5,558
- ---------------------------------------------------------------------------------------------

The Company implemented SFAS 109 effective January 1, 1993. This statement requires the adoption of an asset and liability approach in accounting for income taxes. The cumulative effect of this change on 1993 income was $235 thousand, or $.03 per share. Financial statements for 1992 have not been restated. Additionally, SFAS 109 requires that the Company restate certain assets and the related deferred taxes payable acquired in prior business combinations to a pretax basis versus the after-tax approach required under the prior accounting standard. Accordingly, property, plant, and equipment and deferred taxes were increased by a total of $2.9 million as a result of this implementation. The income statement effect of this change was immaterial. Additionally, under SFAS 109, the Company is permitted to recognize deferred tax assets if it is more likely than not that a benefit will be realized. The Company has determined that a valuation allowance is not required
38
for the deferred tax assets. As a result of the implementation of SFAS 109, the Company recognized deferred tax assets totaling $1.1 million at January 1, 1993, which are expected to be realized upon the reversal of taxable, temporary differences related to existing deferred tax liabilities.

Under the Omnibus Budget Reconciliation Act enacted during 1993, the statutory federal income tax rate was increased to 35 percent retroactive to January 1, 1993. The provision for income taxes for 1993 includes $112 thousand for the impact of the higher tax rate on the deferred tax liability balance and $126 thousand for the impact on 1993 results.

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on earnings before the cumulative effect of the change in accounting principle:

For the years ended December 31,                            1994          1993         1992
- ---------------------------------------------------------------------------------------------
Statutory federal income tax rates                          35.0%         34.75%       34.0%
- ---------------------------------------------------------------------------------------------
State income taxes, net of federal
  tax deduction                                              5.1           4.9          3.6
- ---------------------------------------------------------------------------------------------
Exempt FSC foreign trade income                             (1.1)         (1.8)        (1.1)
U.S. and foreign research and other tax credits                -             -         (1.2)
Foreign tax rate differential                                (.1)          (.2)           -
Other                                                        2.7           2.4          2.8
Tax rate changes                                               -            .7            -
- ---------------------------------------------------------------------------------------------
Effective income tax rates                                  41.6%         40.75%       38.1%
- ---------------------------------------------------------------------------------------------

The following is a schedule of the net current deferred tax assets and long-term deferred tax liability accounts by tax jurisdiction as of December 31:

                                                         1994                                 1993
                                            ----------------------------     ----------------------------------
                                               Current         Long-term     Current Deferred        Long-term
                                              Deferred      Deferred Tax           Tax Assets     Deferred Tax
In thousands                                Tax Assets       Liabilities         (Liabilities)     Liabilities
- ---------------------------------------------------------------------------------------------------------------
Federal                                         $2,626          $  6,732               $1,441          $ 6,442
State                                              776             2,225                   43            1,485
Foreign                                             83             2,795                  (57)           2,455
- ---------------------------------------------------------------------------------------------------------------
  Total                                         $3,485           $11,752               $1,427          $10,382
- ---------------------------------------------------------------------------------------------------------------

                                                         1994                                1993
                                          ------------------------------     ----------------------------------
                                          Deferred Tax      Deferred Tax         Deferred Tax      Deferred Tax
In thousands                                    Assets       Liabilities               Assets       Liabilities
- ---------------------------------------------------------------------------------------------------------------
Accounts receivable                             $  833           $     -               $  450          $     -
Inventory                                          814                 -                  484                -
Plant and equipment                                  -            10,600                    -            9,924
Other accrued expenses                           1,838                 -                  493                -
Retirement accounts                                742                 -                  351                -
Other, net                                           -             1,894                    -              809
                                                $4,227           $12,494               $1,778          $10,733
- ---------------------------------------------------------------------------------------------------------------

The Internal Revenue Service has conducted its examination of the Company's federal income tax returns for the years 1987, 1988, and 1989 and has proposed various adjustments which increased federal taxable income in those years. During December 1994, Lydall settled all but one issue raised during the examination and paid approximately $600 thousand in taxes and $400 thousand in interest. The unresolved issue relates to the timing of the deductibility of certain accrued liabilities. An unfavorable resolution of this issue will not result in a material adverse effect upon the Company's consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Unremitted earnings of foreign subsidiaries which are deemed to be permanently invested amounted to $1.9 million at December 31, 1994. The unrecognized deferred tax liability on those earnings is not practical to calculate.

CONTINGENCIES

In the mid-1980's, the United States Environmental Protection Agency ("EPA") notified a former subsidiary of the Company that it and other entities may be potentially responsible in connection with the release of hazardous substances at a landfill and property located adjacent to a landfill located in Michigan City, Indiana. The two sites have been combined and are viewed by the EPA as one site. The preliminary indication, based on the Site Steering Committee's volumetric analysis, is that the alleged contribution to the waste volume at the site of the plant once owned by a former subsidiary is approximately 0.434 percent of the total volume. The portion of the 0.434 percent specifically attributable to the former subsidiary by the current operator of the plant is approximately 0.286 percent.

There are over 800 potentially responsible parties ("prp") which have been identified by the Site Steering Committee. Of these, 38, not including the Company's former subsidiary, are estimated to have contributed over 80 percent of the total waste volume at the site. These prp's include Fortune 500 companies, public utilities, and the State of Indiana. The Company believes that, in general, these parties are financially solvent and should be able to meet their obligations at the site. The Company has reviewed the financial statements and credit reports on several of these prp's, and based on these financial reports, does not believe the Company will have any material additional volume attributed to it for reparation of this site due to insolvency of other prp's.

During the quarter ended September 30, 1994, the Company learned that the EPA recently completed its Record of Decision ("ROD") for the Michigan site and has estimated the total cost of remediation to be between $17 million and $22 million. Based on the alleged contribution of its former subsidiary to the site, the Company's alleged total exposure would be less than $100 thousand which has been accrued.

Management believes the ultimate disposition of this matter will not have a material adverse effect upon the Company's consolidated financial position or results of operations.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table summarizes quarterly financial information for 1994 and 1993. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected below:

                                              1st Quarter           2nd Quarter            3rd Quarter            4th Quarter
                                        -----------------------------------------------------------------------------------------
In thousands except per-share data         1994        1993       1994       1993        1994       1993        1994        1993
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales                               $48,116     $38,239    $53,556    $40,424     $54,446    $38,842     $56,954     $39,926
- ---------------------------------------------------------------------------------------------------------------------------------
Gross margin                             15,145      11,283     16,047     12,152      16,388     11,744      17,304      13,275
- ---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative
  effect of accounting change             3,528       2,547      3,758      2,490       3,878      2,282       4,339       2,694
- ---------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting
    change                                    -         235          -          -           -          -           -           -
- ---------------------------------------------------------------------------------------------------------------------------------
Net income                              $ 3,528     $ 2,782    $ 3,758    $ 2,490     $ 3,878    $ 2,282     $ 4,339     $ 2,694
- ---------------------------------------------------------------------------------------------------------------------------------
Income per common share
    before cumulative effect
    of accounting change                $   .40     $   .29    $   .42    $   .28     $   .43    $   .26     $   .48     $   .31
- ---------------------------------------------------------------------------------------------------------------------------------
Net income per common share             $   .40     $   .32    $   .42    $   .28     $   .43    $   .26     $   .48     $   .31
- ---------------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Lydall, Inc.:

We have audited the accompanying consolidated balance sheets of Lydall, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lydall, Inc. and Subsidiaries as of December 31,1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company has changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1993.


Hartford, Connecticut                                  (Signature goes here)
February 10, 1995                                       Coopers & Lybrand L.L.P.

MANAGEMENT'S REPORT

While Lydall's financial statements and the related financial data contained in this Annual Report have been prepared in conformity with generally accepted accounting principles, and such financial statements have been audited by Coopers & Lybrand, L.L.P. the ultimate accuracy and validity of this information is the responsibility of the Company's management. To carry out this responsibility, Lydall maintains comprehensive financial policies, procedures, accounting systems and internal controls which management believes provide reasonable assurance that accurate financial records are maintained and corporate assets are safeguarded.

The Audit Committee of the Board of Directors, consisting of three outside directors, meets regularly with Company management and the internal auditor to review corporate financial policies and internal controls. The Audit Committee also meets with the independent auditors to review the scope of the annual audit and any comments they may have regarding the Company's internal accounting controls.

In management's opinion, Lydall's system of internal accounting control is adequate to ensure that the financial information in this report presents fairly the Company's operations and financial condition.


(Signature goes here)

John E. Hanley
Vice President-Finance
and Treasurer

FIVE-YEAR STATISTICAL REVIEW

$ thousands except per-share amounts                    1994             1993            1992            1991            1990
- -------------------------------------------------------------------------------------------------------------------------------
Financial results
Net sales                                           $213,072         $157,431        $151,148        $135,487        $123,079
Income before cumulative effect of
    accounting change                                 15,503           10,013           9,038           8,486           8,346
Net income                                            15,503           10,248           9,038           8,486           8,346
- -------------------------------------------------------------------------------------------------------------------------------
Common stock per-share data
Income before cumulative effect of
    accounting change                               $   1.73         $   1.14       $    1.04        $    .94        $    .94
Net income                                              1.73             1.17            1.04             .94             .94
Common stockholders' equity                             9.14             7.26            6.17            5.01            4.67
- -------------------------------------------------------------------------------------------------------------------------------
Financial position
Total assets                                        $136,613         $107,842        $ 99,353        $ 93,213        $ 83,124
Working capital                                       30,823           31,791          24,614          19,743          26,085
Current ratio                                           1.93             2.48            2.11            1.96            2.76
Long-term debt, net of
    current maturities                                10,607           11,171          16,195          22,737          20,400
Total stockholders' equity                            76,227           60,057          50,071          39,074          38,494
Debt to total capitalization                            15.0%            18.7%           27.7%           39.7%           34.9%
- -------------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment
Net property, plant, and equipment                  $ 54,771         $ 49,364        $ 46,269        $ 45,418        $ 35,853
Capital additions from acquisitions                    3,077                -               -           8,120               -
Other capital additions                                7,979            6,253           6,235           4,121           8,223
Capital divestments, net                                 687              356             487             221             304
Depreciation                                           6,101            4,997           4,347           3,784           3,160
- -------------------------------------------------------------------------------------------------------------------------------
Performance ratios and other items
Return on average assets                                12.7%             9.9%            9.4%            9.6%           10.6%
Return on average common stockholders' equity           22.8%            18.6%           20.3%           21.9%           24.3%
Return on sales                                          7.3%             6.5%            6.0%            6.3%            6.8%
Days of inventory on hand (FIFO)                          35               48              53              58              60
Days of receivables outstanding                           47               52              57              56              52
Number of employees at year-end                        1,306              944             945             947             832
- -------------------------------------------------------------------------------------------------------------------------------
Shares and stockholders
Weighted average common stock
    and equivalents                                8,976,000        8,791,000       8,710,000       9,051,000       8,886,000
Common shares outstanding at year-end              8,338,762        8,269,063       8,119,690       7,802,702       8,242,452
Stockholders at year-end                               1,900            1,904           1,960           2,015           2,121
Market price per share of common stock -
    Highest close                                     $37.25           $21.38          $22.33          $16.42          $10.08
    Lowest close                                      $20.25           $19.00          $16.08          $ 8.58          $ 7.21
- -------------------------------------------------------------------------------------------------------------------------------

Share figures adjusted to reflect a three-for-two stock split in 1993 and a two-for one-stock split in 1991.

OFFICERS

LEONARD R. JASKOL
Chairman and Chief Executive Officer

JOHN E. HANLEY
Vice President-Finance and Treasurer

CAROLE F. BUTENAS
Vice President-Communications

ALAN J. GNANN
Vice President-Corporate
Development

MARY ADAMOWICZ
General Counsel and Secretary

GEOFFREY W. NELSON
Assistant Secretary

DIRECTORS

LEE A. ASSEO /2/,/6/
Chairman and Chief Executive Officer
The Whiting Company

PAUL S. BUDDENHAGEN /1/,/6/
Vice President
Mercer Management Consulting, Inc.

JAMES P. CAROLAN/5/
President
Lydall Manning Nonwovens Division

SAMUEL P. COOLEY /3/,/4/
Retired Executive Vice President and
Senior Credit Approval Officer
Shawmut Bank Connecticut, N.A.

W. LESLIE DUFFY /3/,/5/
Partner
Cahill Gordon & Reindel

LEONARD R. JASKOL /1/,/5/,/6/
Chairman and Chief Executive Officer
Lydall, Inc.

WILLIAM P. LYONS /3/,/4/
Chairman
JVL Corp.

JOEL SCHIAVONE /1/
President and Chief Executive Officer
The Schiavone Corporation

CHRISTOPHER R. SKOMOROWSKI /3/
President
Lydall Westex Division

ROGER M. WIDMANN /2/,/5/
Senior Managing Director
Corporate Finance
Chemical Securities, Inc.

ALBERT E. WOLF /2/,/4/
Chairman
Checkpoint Systems, Inc.

/1/ Executive Committee
/2/ Compensation and Stock Option Committee
/3/ Pension Committee
/4/ Audit Committee
/5/ Development Committee
/6/ Nominating Committee

TRANSFER AGENT

American Stock Transfer &
Trust Company
New York, New York

AUDITORS

Coopers & Lybrand L.L.P.
Hartford, Connecticut

ANNUAL MEETING

Lydall's annual meeting will be held on Wednesday, May 10, 1995 at 11:00 a.m. at The Hartford Club located at 46 Prospect Street in Hartford, Connecticut.

Stockholders who are unable to attend the meeting are invited to mail any questions they might have about the Company to any of Lydall's Officers.

Questions may also be directed to the Audit Committee of Lydall's Board of Directors. Such inquiries may be sent to Samuel P. Cooley, Chairman of the Audit Committee, in care of Lydall, Inc.

STOCKHOLDER INFORMATION

Lydall Common Stock is traded on the New York Stock Exchange under the symbol LDL. During 1994 and 1993, 2,765,600 and 1,413,500 shares, respectively, were traded. The closing price on December 31, 1994 was $32.50.

As of March 13, 1995, the record date of Lydall's 1995 Annual Meeting, 1,899 stockholders of record held 8,623,003 shares of Common Stock.

The following are the high, low and closing prices of Lydall Common Stock for each quarter during the past two years. 1993 prices are restated to reflect a three-for-two stock split distributed in September of that year.

  Quarters                      1          2          3          4
- ------------------------------------------------------------------
1994   High               $27.375    $28.750    $34.500    $37.250
       Low                 20.250     24.500     26.500     31.000
       Close               25.125     26.250     34.500     32.500

1993   High               $21.583    $20.250    $23.500    $22.250
       Low                 19.417     18.750     19.167     20.000
       Close               19.833     19.083     20.375     21.375
- ------------------------------------------------------------------

Any stockholder correspondence regarding change of address or other recordkeeping matters may be addressed to:

Isaac Kagan
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
Telephone: 800-937-5449

All other stockholder correspondence -- questions about the Company and requests for Lydall's Annual Report and Form 10-K -- may be directed to:

Carole F. Butenas
Vice President-Communications
Lydall, Inc.
P.O. Box 151
Manchester, Connecticut 06045-0151


Lydall hires and promotes qualified employees without regard to race, color, sex, national origin, age, marital status, or physical or mental disabilities in accordance with law.

DIRECTORY

CORPORATE HEADQUARTERS

Lydall, Inc.
One Colonial Road
P.O. Box 151
Manchester, Connecticut
06045-0151
Telephone (203) 646-1233
Facsimile (203) 646-4917
Facsimile (203) 646-8847

AXOHM DIVISION

Saint-Rivalain
56310 Melrand
France
Telephone 33-97-28-5300
Facsimile 33-97-39-5890

COMPOSITE MATERIALS DIVISION
Division President James P. Carolan

12 Davis Street
P.O. Box 400
Hoosick Falls, New York
12090-0400
Telephone (518) 686-7313
Facsimile (518) 686-7205

Covington Operation
230 Industrial Park Road
P.O. Box 599
Covington, Tennessee 38019
Telephone (901) 476-7174
Facsimile (901) 476-9685

LOGISTICS MANAGEMENT, INC.
Division President William J. Rankin

580 Parker Street
P.O. Box 151
Manchester, Connecticut
06045-0151
Telephone (203) 646-1233
Facsimile (203) 645-0822

LYDALL & FOULDS DIVISION
Division President William J. Rankin

580 Parker Street
P.O. Box 151
Manchester, Connecticut
06045-0151
Telephone (203) 646-1233
Facsimile (203) 646-4448

LYDALL INTERNATIONAL, INC.

Saint-Rivalain
56310 Melrand
France
Telephone 33-97-28-8989
Facsimile 33-97-28-8980

Branch Office
Roppongi SK Building
3-15, Roppongi 3-Chome
Minato-ku, Tokyo 106 Japan
Telephone 81-3-3589-4621
Facsimile 81-3-3584-5249

MANNING NONWOVENS DIVISION
Division President James P. Carolan

P.O. Box 328
Troy, New York 12181
Telephone (518) 273-6320
Facsimile (518) 273-6361

SOUTHERN PRODUCTS DIVISION
Division President Raymond J. Lanzi

3021 Vernon Road
P.O. Box 9550
Richmond, Virginia 23228
Telephone (804) 266-9611
Facsimile (804) 266-3875

Jacksonville Operation
500-B North Ellis Road
Jacksonville, Florida 32254
Telephone (904) 783-1247
Facsimile (904) 783-8907

Sales Office
1300 West Lodi Avenue, Suite A9
Lodi, California 95242
Telephone (209) 333-0885
Fascimile (209) 333-0887

TECHNICAL PAPERS DIVISION
Division President Elliott F. Whitely

Chestnut Hill Road
P.O. Box 1960
Rochester, New Hampshire 03866
Telephone (603) 332-4600
Facsimile (603) 332-9602

Sales Office
One Wakefield Street
Rochester, New Hampshire 03867
Telephone (603) 332-8477
Facsimile (603) 332-9604

WESTEX DIVISION
Division President
Christopher R. Skomorowski

Brooks Crossroads
P.O. Box 109
Hamptonville, North Carolina 27020
Telephone (910) 468-8522
Facsimile (910) 468-8555

Columbus Operation
6767 Huntley Road
Columbus, Ohio 43229
Telephone (614) 885-6379
Facsimile (614) 885-5967

Rockwell Operation
711 Palmer Road
Rockwell, North Carolina 28138
Telephone (704) 279-5031
Facsimile (704) 279-6104

Sales Office
4555 Corporate Drive, Suite 205
Troy, Michigan 48098
Telephone (810) 952-5570
Facsimile (810) 952-5575

Lydall, Inc. One Colonial Road P.O. Box 151 Manchester, CT 06045-0151

Charts on page 16 of Lydall, Inc. 1994 Annual Report Per-share figures adjusted to reflect stock splits in 1993 and 1991.

Net Sales
In Millions

1990        $123.1
1991        $135.5
1992        $151.1
1993        $157.4
1994        $213.1


Net Income
In Millions

1990        $8.3
1991        $8.4
1992        $9.0
1993        $10.2
1994        $15.5


EPS
In dollars

1990        $.94
1991        $.94
1992        $1.04
1993        $1.17
1994        $1.73


Closing Market Price Per Share
In dollars

1990        $8.42
1991        $16.42
1992        $19.83
1993        $21.38
1994        $32.50


Return on Sales
Percent

1990        6.8%
1991        6.3%
1992        6.0%
1993        6.5%
1994        7.3%


Operating Cash Flow
In Millions
1990          $19.1
1991          $19.7
1992          $21.8
1993          $23.9
1994          $35.1


Total Capitalization
In Millions

              Debt          Equity
1990          $20.6         $38.5
1991          $25.7         $39.1
1992          $19.2         $50.1
1993          $13.8         $60.1
1994          $13.5         $76.2

Photo Descriptions

Page 3:  Leonard R. Jaskol, Chairman and CEO of Lydall, Inc.

Page 6: Small photo, top, right: Jec Shuping, an operator at Lydall's Rockwell, North Carolina plant, is sonically sealing insulating packs for the Ford Explorer battery cover.

Page 6: Large, center photo: Joe Hiers, Vice President of Technical Development of Lydall's Westex Division and Brian Murphy, a Lydall Product Manager, are inspecting Lydall's battery cover as it is installed on a new Continental at Ford's Wixom Plant.

Page 9: Large photo, upper center, Bill Morgan, VE/VA Manager of Collins & Aikman, a Lydall customer, and Gail Carolan, a Lydall Product Manager, inspect undercarpet insulation parts made from Lydall material.

Page 9: Small photo, lower left: A close-up of Lydall insulating material as it appears installed as part of light-duty truck carpet assembly.

Page 10: Upper, left: A semiconductor clean room representing that Lydall's high-efficiency air filtration media can be found in an application such as this type of clean room.

Page 10: Lower, left: An arrangement of Lydall high-efficiency air filtration media and some different types of filter housings in which it is used.

Page 11: Upper, left: Lydall Product Manager, Bill Lonstein, Risk Lindsay, Senior Buyer, Morton International Automotive Safety Products, a Lydall customer, and Kevin Lynch, Vice President-Marketing and Sales for Lydall's Technical Papers Division, are shown at Morton's manufacturing facility in Utah.

Page 11:  Center: Stock photo of a deployed, driver-side air bag.

Page 12: Upper, left: Lydall Westex, Division employees, Grady Gardner, Randy Niston, Michael Gregory, and Ray Grupinski shown by the division's fiber reclaim system.

Page 12: Lower, center: John E. Hanley, Vice President-Finance and Treasurer of Lydall, Inc.

Page 13: Warehouse at Lydall's Technical Papers Division. Forklift operator is Dennis Ellis.

Page 14: Upper, left: Robert Raymond, Production Manager and Carol Roelofs, Administrative Sales Manager, at Lydall's Southern Products, Jacksonville Operation.

Page 14: Center, right. Verl Harnapp, Molding Process Engineer and Phillip McElroy, Quality Control Technician, at Lydall's Westex Division, Columbus Operation.

Page 15: John Rash, Mold Line Operator, Ken McGill, Columbus Plant Manager, and Rich Morris, Plant Supervisor, at Lydall's Westex Division, Columbus Operation.