Form 10-K405/A, Exhibit 13
period 1995-12-31
LYDALL INC /DE/
filed 1996-04-03
CIK 60977

                                                                    EXHIBIT 13.1

THIS DOCUMENT IS A COPY OF THE EXHIBIT 13.1 OF FORM 10-K (ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1995). FILED ON APRIL 2, 1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

lydall,inc



                                                                          Annual
                                                                          Report

FINANCIAL HIGHLIGHTS


                                                                   Percent
In thousands except per-share data                1995      1994  Increase
- --------------------------------------------------------------------------

Net sales                                     $252,128  $213,072        18
Net income                                      22,438    15,503        45
Net income per common share                       1.23       .86        43
Stockholders' equity                           101,811    76,227        34
Stockholders' equity per share                    5.88      4.57        29
Market capitalization at December 31,          394,036   271,010        45
Closing price NYSE on December 31,               22.75     16.25        40
Weighted average common
   stock and equivalents outstanding            18,313    17,953         2
- --------------------------------------------------------------------------

Prior-year share figures restated to reflect a two-for-one stock split distributed in 1995.

                                                Lydall has extensive fiber and
                                                fiber composite knowledge as
                                                well as manufacturing
                                                capabilities in both wet-laid
                                                and needle-punched processes. As
                                                one of the top U. S. nonwoven
                                                companies, Lydall's core
                                                competence is designing and
                                                producing technologically
                                                advanced, unique materials for
                                                critical, high-performance
                                                applications.

                                                Through a partnership approach
                                                with its customer base, the
                                                Company manufactures highly
                                                engineered, specialty products
                                                primarily in the areas of air
                                                and liquid filtration, thermal
                                                barriers and insulation,
                                                electrical insulation, and
                                                materials handling. Lydall
                                                concentrates in niche markets on
                                                products whose technologies are
                                                continuously being upgraded. A
                                                customer-driven company, Lydall
                                                places its highest priorities on
                                                service, quality, and innovative
                                                product solutions.

                                                         95
                                                           HIGHLIGHTS

                                                           11th Consecutive
                                                           Year of Record
                                                           Earnings

                                                           Earnings Per Share
                                                           Up 43%

                                                           5th Consecutive
                                                           Year of Record Sales
                                                           -- Up 18%

                                                           Return on Sales
                                                           Record -- 8.9%

                                                           Record Operating
                                                           Cash Flow

                                                           Two-for-One
                                                           Stock Split

Operating Cash Flow

[CHART APPEARS HERE]


$ Millions
1991     19.7

1992     21.8

1993     23.9

1994     35.1

1995     45.2

Return on Sales

[CHART APPEARS HERE]


Percent
1991     6.3

1992     6.0

1993     6.5

1994     7.3

1995     8.9

Total Capitalization

[CHART APPEARS HERE]


$ Millions
         DEBT      EQUITY
1991     25.7      39.1      64.8

1992     19.2      50.1      64.3

1993     13.8      60.1      73.9

1994     13.5      76.2      89.7

1995     10.6      101.8     112.4

Net Sales

[CHART APPEARS HERE]


$ Millions
1991     135.5

1992     151.1

1993     157.4

1994     213.1

1995     252.1

Net Income

[CHART APPEARS HERE]


$ Millions
1991     8.5

1992     9.0

1993     10.2

1994     15.5

1995     22.4

Net Income per Common Share

[CHART APPEARS HERE]


Dollars
1991     .47

1992     .52

1993     .58

1994     .86

1995     1.23

Closing Market Price per Share

[CHART APPEARS HERE]


Dollars
1991     8.21

1992     9.92

1993     10.69

1994     16.25

1995     22.75




     Lydall, Inc. Annual Report 1995

TO OUR STOCKHOLDERS AND EMPLOYEES

Lydall's dynamic performance record continues unabated. We posted our eleventh year of earnings growth in 1995, reaching record net income of $22.4 million, a 45-percent increase from 1994. Earnings per share increased 43 percent to $1.23, sustaining a ten-year average compound annual growth rate of 23 percent. In 1995, Lydall's return on sales reached a new high of 8.9 percent, a strong indicator of the quality of our performance.

We posted our fifth consecutive year of record sales, reaching $252.1 million, an 18-percent increase over 1994. Growth came primarily from our high-efficiency air filtration, automotive and cryogenic thermal barrier, and materials-handling businesses. Also, international growth (including both export and foreign sales) continued to outpace domestic growth in 1995. Our international business grew by 25 percent during the year to represent 22 percent of total 1995 sales. Pricing and raw material costs played a role in 1995's performance as well. We raised prices on average between 5 and 6 percent in order to recover major raw material cost increases.

PRODUCTS AND MARKETS

Thermal barrier products continue to be a major contributor to Lydall's business, increasing by 27 percent in 1995 to represent 36 percent of total sales. Growth in this area is mainly attributable to the mid-temperature heat-shield products that we supply to the automotive market. In addition, demand for our air-bag inflator components, battery insulators, and undercarpet insulation continued to grow.

Companywide, sales to automotive applications were 33 percent of total sales. Excluding our offshore battery separator sales and other aftermarket sales, 28 percent of total sales were to the OEM's. Lydall's growth in this area stems from increased penetration -- increasing applications within vehicles already containing our components, as well as more and more types of vehicles being identified as needing thermal insulators. Lydall's business grew substantially in 1995 despite Detroit's production being down close to 3 percent.

The significant portion of our heat-shield business used in sport-utility vehicles, vans, and light-duty trucks, all very popular models, particularly benefits us. According to an article by Paul A. Eisenstein in the April/May 1995 issue of BuySide, ten years ago minivans, sport-utility and other light trucks accounted for barely 20 percent of the American motor vehicle market. In 1994, the share for these vehicles surged to a record 40 percent and, by some estimates, could hit the 50-percent mark before the end of the decade.

3 | Lydall, Inc. Annual Report 1995

Lydall's battery insulator program met with great success in 1995 as well. At year-end our battery insulators were approved for every Ford vehicle except two. These approvals included both 1996 and 1997 models. We continue to work with General Motors and Chrysler to initiate battery insulator programs.

In addition to automotive applications, we saw healthy sales growth of the thermal barrier and insulation products to industrial applications. Increased sales of commercial building materials and architectural components were particularly notable. Demand for our cryogenic insulating products also set a strong pace. Use of cryogenic vessels is growing, and we are gaining market share as insulating technology moves away from less sophisticated methods toward Lydall's lightweight, multilayered materials. Also, we have been working closely with our customers to provide a cryogenic insulating "system" versus media alone. We have begun to form our materials into collated, ready-to-install systems and insulating blankets, customized to the customer's specified size and shape.

Filtration media sales were exceptional around the world, growing by 27 percent in 1995 to 22 percent of total sales. Fabrication of new clean rooms was at an all-time high -- a pace that is forecast to continue for the foreseeable future. In addition to the proliferation of semiconductor chips in everything from cars to washing machines, the growing use of personal computers in the U.S. and Europe is expected to spread to developing nations. Also, more and more industrial processes are requiring varying degrees of clean-room conditions. The growth of the home air purification market has also benefited us.

The majority of our export growth in 1995 came from robust worldwide demand for high-efficiency air filtration products. Adding to this momentum was increased production (both for consumption in Europe and for export to the United States) of air filtration media at our facility in France, the Axohm Division. Global capacity is particularly significant to Lydall in the air filtration market, a primary strategic focus of the Company. The Axohm operation, acquired in 1991, has proven its strategic importance from the standpoint of added capacity as well as of having a "bricks and mortar" presence in Europe. Our filtration business has been the strongest it's ever been, and the added capacity has been invaluable.

In the liquid filtration area, Lydall's participation in the leukocyte depletion (blood component separation) market was reactivated during 1995 with the establishment of a close working relationship

Sales           In millions  1985    1986   1987   1988    1989    1990    1991    1992    1993    1994    1995
- ----------------------------------------------------------------------------------------------------------------
                             $70.7  $75.9  $98.5  $114.7  $128.4  $123.1  $135.5  $151.1  $157.4  $213.1  $252.1

4 | Lydall, Inc. Annual Report 1995

I describe 1995 as a year of consolidation. I define this consolidation as having two key components -- securing new product positions and market gains attained within the past two years and integrating acquisitions made in 1994.

with HemaSure, Inc., a medical filtration device manufacturer. HemaSure announced early in 1995 that its LeukoNet pre-stage leukoreduction filtration system, which contains Lydall's leukocyte filtration media, had been cleared for marketing by the U.S. Food and Drug Administration. HemaSure is marketing its LeukoNet filter to U.S. and foreign blood centers and was recently awarded a contract with the American Red Cross Biomedical Services. We look forward to a mutually beneficial alliance between Lydall and HemaSure.

Materials-handling products represented 15 percent of total sales in 1995, an increase of 29 percent over 1994. Several factors contributed to this high rate of growth: acquired sales, price increases, and expanding export markets. Growth of these products slowed in the latter part of 1995 from the torrid pace set in the past few years. Although this slower pace has continued into early 1996, we expect good growth in this market in the long run, particularly overseas.

ACQUISITIONS

Two acquisitions made in 1994 were a dominant focus of our "year of consolidation." We are pleased with the progress that's been made, particularly at the Jacksonville Operation. However, the pace of efforts at the Columbus Operation, the larger of the two, was slower than initially expected. The operation is stabilizing after a year of "planned" disruption and a complete reconfiguration of manufacturing operations. We saw significant improvements in the fourth quarter of 1995 which are continuing into 1996. The Columbus Operation is very important strategically and has added an entire new dimension to our heat-shield product offerings.

As far as additional acquisitions are concerned, I'm disappointed that we did not complete any in 1995 despite extensive efforts worldwide. Growth by acquisition is an important element of our strategy and will continue to be a major focus in 1996.

Net Income      In millions  1985  1986  1987  1988  1989  1990  1991  1992  1993  1994  1995
- ----------------------------------------------------------------------------------------------
                             $2.9  $3.0  $4.1  $5.1  $7.9  $8.3  $8.5  $9.0  $10.2 $15.5 $22.4

QUALITY PROGRAM

In conjunction with our focus on integrating our 1994 acquisitions, we continued to drive our Cost of Quality efforts forward at existing operations. Our quality initiatives have not only resulted in better service and products for our customers, but have been instrumental to our producing continuous gross margin improvement. Efforts to streamline operations and improve efficiencies under our comprehensive quality programs yielded record savings of $3.7 million in 1995. Since 1986, when we began reporting the "cost of quality," we have recognized savings averaging $2.0 million a year.

We also made record capital investments in 1995 of $12.0 million, a majority of which related to improving product quality, process efficiency, and productivity. In addition, we have been working toward ISO 9000 certification at all of our operations for the past few years, and we are very pleased that three more facilities attained this distinction in 1995. We expect another facility to be certified in 1996.

In 1995, gross margin rose to $77.7 million, or 30.8 percent of sales, from $64.9 million, or 30.5 percent, in 1994. Removing the effect of recent acquisitions -- which are in a state of transition due to the introduction of Lydall's quality methods and procedures -- our gross margin in 1995 would have been 33.4 percent. This is compelling evidence of the potential savings that can be realized at acquired units.

FINANCIAL POSITION

We continue to strengthen our financial position. During 1995, Lydall businesses generated operating cash flow of $45.2 million. As of December 31, we had cash, cash equivalents and short-term investments of $28.7 million and working capital of $52.7 million. Our current ratio was 2.77, and our total-debt-to-total-capitalization ratio was 9 percent. Year-end inventory was up slightly (4 percent) on an 18-percent increase in sales, and inventory turnover increased to
11.1 times from 10.2 times, marking the fourth consecutive year of improvement.

STOCKHOLDER VALUE

The value of Lydall's stock increased by 40 percent in 1995 following a 52-percent rise in 1994. A two-for-one stock split distributed midyear increased our shares outstanding to approximately 17.3 million and served to bolster Lydall's daily trading volume. Research coverage also increased; as of year-end, nine firms were following the Company.

Earnings Per Share      1985  1986  1987  1988  1989  1990  1991  1992  1993  1994  1995
- -----------------------------------------------------------------------------------------
                        $.16  $.18  $.24  $.31  $.45  $.47  $.47  $.52  $.58  $.86  $1.23

6  Lydall, Inc. Annual Report

LOOKING FORWARD

Lydall has experienced unprecedented growth over the past three years, and barring any major economical setbacks, we look forward to setting additional records in 1996. We continue to be strengthened by a focused strategy, strong financial and market positions, and an active acquisition program. We will continue to concentrate on growth through product innovations and market expansions and will complement these efforts with strategic acquisitions. We will be guided, as we have been in the past, by the following strategic product and market determinants.

- -- A product or business must have a high technological component.
- -- The technology must be constantly advancing.
- -- Lydall's distinctive marketing and technical competence must fit.
- -- A leadership position must be attainable within the market.
- -- It must be a high-value, niche business with few competitors.

In closing, I'd like to particularly congratulate the employees of Lydall on their impressive performance. They are hard working and dedicated. They make Lydall what it is, and I commend them on their commitment and success.


/s/ Leonard R. Jaskol                   [PHOTO APPEARS HERE]

Leonard R. Jaskol
Chairman and Chief Executive Officer



7  Lydall, Inc. Annual Report 1995

        Lydall is a
        leading
        manufacturer
of high-efficiency glass microfiber air filtering media for rigid frame filtration applications.

                             [PHOTO APPEARS HERE]

        Lypore(R)
        biomedical materials
perform as components of subassemblies in sophisticated blood filtration and blood component separation devices.

                             [PHOTO APPEARS HERE]

                                        Lydair(R) high-efficiency
                                        air filtration media

                                filter the air in clean rooms of hospitals, industrial coating facilities, pharmaceutical processing plants, research laboratories, and semiconductor manufacturing sites around the world.



        Lydall
        development
        researchers
continuously work to achieve the next level of filtering technology in direct response to customers' critical needs.

                             [PHOTO APPEARS HERE]

        As a component
        of the inflator
        filter system,

Lydall's custom-designed media assist in heat reduction and filtration of the pyrotechnic reaction which takes place to inflate an automotive air bag.

[PHOTO APPEARS HERE]
                                        Cryotherm(R)
                                        cryogenic
                                        materials

                                insulate at temperatures approaching absolute zero. Applications include tanker trucks which transport liquid gases, fleet vehicles and buses fueled by liquid natural gas, and a wide variety of commercial, supercooled storage containers.

        Lytherm(R)
        automotive
        thermal
        barriers
are employed as heat shields and specialty insulating components in medium- and light-duty trucks, vans, sport-utility vehicles, and cars.

LYDALL PRODUCTS AND MARKETS

[PHOTO APPEARS HERE]    Thermal Barriers and Insulation Lydall's thermal
                        barriers and insulating products include a range of fiber-based materials and fiber and metal combinations that protect and insulate within temperature requirements from -459 degrees F (-273 degrees C) to +3000 degrees F (+1649 degrees C).

Air Filtration Media Lydall is a leading manufacturer   [PHOTO APPEARS HERE]
of high-efficiency, glass microfiber air filtering media for rigid frame applications which serve a wide range of performance efficiencies.

[PHOTO APPEARS HERE]    Liquid Filtration Materials Lydall's liquid filtration
                        expertise encompasses a variety of specialty applications which include blood filtration and separation, water purification, and specialty hydraulic and lubrication oil filtration.

Materials-Handling Products  Lydall produces solid      [PHOTO APPEARS HERE]
fiber "push-pull" slip sheets which replace wooden pallets and provide significant cost reductions and greater efficiency for shippers.

[PHOTO APPEARS HERE]    Electrical Insulation Lydall's electrical barrier
                        products are used in many applications including durable consumer goods, electronic products, transformers, motors, electrical fixtures, and automotive batteries.

Other  Other Lydall products include specialty          [PHOTO APPEARS HERE]
shoeboard composites, a wood-replacement material, high-performance gasket products, and paperboard. The
Company also operates a contract motor carrier that services Lydall operations as well as outside customers.

                                                FINANCIAL
                                                        REVIEW

                                                  14  Analysis of Results

                                                  22  Key Financial Items

                                                  23  Income Statements

                                                  24  Balance Sheets

                                                  26  Statements of Cash Flows

                                                  27  Statements of Changes in
                                                      Stockholders' Equity

                                                  28  Notes to Consolidated
                                                      Financial Statements

                                                  39  Report of Independent
                                                      Accountants

                                                  39  Management's Report

                                                  40  Five-Year Statistical
                                                      Review

                                                  41  Officers, Directors, and
                                                      Stockholder Information

                                                  42  Directory of Locations

ANALYSIS OF RESULTS

SALES
- --------------------------------------------------------------------------------

OVERVIEW Lydall's sales rose by 18 percent in 1995 to $252.1 million from $213.1 million in 1994. This marked the fifth consecutive year of record sales for the Company. During the years 1993 through 1995, sales have increased by more than $100 million with annual increases amounting to 4 percent in 1993, 35 percent in 1994, and 18 percent in 1995. Most of Lydall's growth in the past three years has been internally generated. Acquisitions during this period provided almost $35 million of Lydall's 1995 revenues.

                ACQUISITIONS - The 1994 acquisitions of an automotive thermal barrier fabricator (the Columbus Operation) and a materials-handling product manufacturer (the Jacksonville Operation) added significantly to revenues in 1994 and provided incremental growth in 1995, the first full year under Lydall.

                INTERNAL MARKETING ACTIONS - Lydall succeeded in building market share in key markets and enjoyed a strong position in growing markets such as high-efficiency air filtration. Also, the Company instituted price increases greater than it has in recent years to offset rising raw material costs.

ACQUISITIONS    The Company reports results from acquired companies or product lines as acquisitions for three fiscal years. Results captured under 1995 and 1994 relate to the Columbus and Jacksonville
                Operations, while the amounts in 1993 relate to the acquisitions of the Axohm Division and Rockwell Operation in 1991.

                The Columbus and Jacksonville Operations produced incremental growth in 1995 of $8.6 million, or 22 percent of Lydall's sales growth for the year. This increase was the result of Lydall's ownership of these two facilities for all of 1995. In 1994, the Columbus Operation was operated by Lydall for ten months, and the Jacksonville Operation was operated for six months; together, these facilities produced $26.1 million of revenue for the year.

                The Columbus Operation designs and fabricates automotive thermal and acoustical barriers. During 1995, plant management successfully instituted major process changes and improvements in material flow that improved product quality and consistency.

                The Jacksonville Operation, which manufactures materials-handling products, has been smoothly integrated into Lydall's Southern Products Division. The combined sales of Columbus and Jacksonville amounted to $34.7 million in 1995, or 14 percent of Lydall's total sales.

                During 1993, combined sales from Axohm and Rockwell declined by $2.6 million from 1992 as a result of poor economic conditions in Europe and further adverse effects at Axohm from technology shifts in the battery separator marketplace. The Rockwell Operation registered sales growth of domestic automotive thermal barriers which partially offset the Axohm decline.

INTERNAL MARKETING
ACTIONS Record incremental sales gains of $33 million were generated from aggressive internal marketing programs during 1995. This surge in revenues followed an equally notable sales increase of $24.9 million in 1994. Sales advanced $7.5 million from internal marketing actions in 1993. The successes in 1995 and 1994 came largely from commercialization of new products developed within the past three years. Pricing actions to recover major raw material cost increases were also a factor in 1995.

                New-product successes were realized in the areas of high-alpha air filtration products and automotive thermal barriers, including battery insulators and external heat shields. The air filtration gains were achieved in part because of the successful transfer of production of certain grades to the Axohm Division. Market-share gains, other than those stemming solely from new products, were $5.4 million in 1995, $10.9 million in 1994, and $2.7 million in 1993.

14  Lydall, Inc. Annual Report 1995

                For the past three years, product discontinuations have averaged $4.4 million per year, while new-product introductions have averaged $14.2 million. In 1995, Lydall discontinued approximately $3.1 million of products, mostly as a result of displacement by new products. This follows discontinuations of $4.8 million in 1994 and $5.3 million in 1993.

                Price increases, averaging between 5 and 6 percent, generated $13.1 million in 1995. Increases were greatest in materials-handling, battery-separator, and recycled paperboard markets, areas subject to rising costs of wood pulp and substitute materials such as recycled fiber. These three markets weakened late in 1995, slowing Lydall's revenue growth. This weakness has carried over into 1996. In 1994 and 1993, minimal price increases were related primarily to rising raw material costs of wood pulp and pulp substitutes and averaged 2.3 percent and less than 1.0 percent, respectively.

EXTERNAL MARKET
FORCES External forces, defined as the effects of economic and market growth beyond the influence of Lydall less the effects of market decay, produced negative results in 1995. Despite growth of $5.7 million in air filtration products and thermal barrier materials, the Company experienced market decay in mature markets such as battery-separator materials and footwear products. These declines, coupled with several other forces, amounted to $8.1 million and more than offset the positive effects of expansion in Lydall's markets, the benefit of a take-or-pay contract, and modest macroeconomic growth. These external effects produced net positive impacts of $4.7 million in 1994 and $1.4 million in 1993.


STATEMENTS OF CHANGES
IN SALES
                In thousands                      1995       1994      1993
                ===========================================================
                Prior year's net sales        $213,100   $157,400  $151,100
                -----------------------------------------------------------
                Acquisitions                     8,600     26,100    (2,600)
                Internal marketing actions      33,000     24,900     7,500
                External market forces          (2,600)     4,700     1,400
                -----------------------------------------------------------
                Total change                    39,000     55,700     6,300
                -----------------------------------------------------------
                Current year's net sales      $252,100   $213,100  $157,400
                ===========================================================


                GROSS MARGIN
- --------------------------------------------------------------------------------

OVERVIEW In 1995, gross margin rose to a record $77.7 million, or 30.8 percent of sales, compared with $64.9 million, or 30.5 percent, in 1994 and $48.5 million, or 30.8 percent, in 1993. Two acquisitions made in 1994, while profitable, served to depress margins considerably in 1995 and 1994. Although progress in improving profit margins at acquired operations was disappointing during 1995, fourth quarter results were the best quarterly results of the year, and the outlook for 1996 is positive.

                Established operations continued to improve margins through increased sales volume and exceptional achievements in plant cost reductions. Price-cost performance (defined as pure price increases in relation to vendor-imposed cost increases) was the best in three years with a net surplus of $900 thousand in 1995 compared with small losses in 1994 and 1993.

ACQUISITIONS    Operating results and gross margins at the Columbus and
                Jacksonville Operations expanded largely because of the full-year effect in 1995 versus the partial-year effect in 1994.
                Acquired operations generated incremental gross margin of $1.3 million in 1995 compared with $3.8 million in 1994. Both operations have undergone major process reconfigurations that were disruptive in the short-term but that have begun to produce meaningful gains in productivity and process efficiency. In
                1994, Lydall's first year of operating these

15  Lydall, Inc. Annual Report 1995

                ANALYSIS OF RESULTS CONTINUED

                two plants, gross margins averaged 14.6 percent of sales. For most of 1995, the average declined slightly. However, meaningful gains were made toward the end of the year, with the average margin from acquired units increasing to 18.0 percent for the fourth quarter. Management expects continued margin improvement during 1996.

                During 1993, the combined effects of the Axohm Division and Rockwell Operation, both acquired in 1991, produced a net reduction in margins of $1.6 million. In that year, Axohm, located in France, was affected by the poor economy in Europe and the further decay, as expected, of its battery-separator business. The strong performance of Rockwell partially offset these negative influences.

EFFECTS OF CHANGES
IN SALES
VOLUME The Company generated the largest volume of new-product sales in its history in 1995. Excluding acquisitions, significant market-share gains helped to offset decay in several mature markets to produce $17.7 million in additional sales volume, which in turn resulted in $6.9 million of incremental gross margin. Incremental margins have declined over the past two years as a percent of incremental sales, mostly due to the impact of acquisitions. In 1994, volume increases at operations other than acquisitions produced a gross margin of $11.6 million on sales of $26.0 million. In 1993, increased sales volume, excluding acquisitions, of $8.3 million contributed $4.2 million in gross margins. In all three years, incremental margin gains on additional sales volume have exceeded Lydall's average gross margins for the period.

PRICE INCREASES
IN RELATION TO
COST INCREASES  Price inflation in pulp and paper markets worsened in 1995.
                Industrial commodities and specialty chemicals followed suit, putting greater pressure on Lydall's profit margins. The Company responded by raising prices more aggressively which resulted in a net surplus of $900 thousand in 1995. This compares with vendor-imposed cost increases exceeding price increases by $500 thousand and $300 thousand in 1994 and 1993, respectively. In the latter part of 1995, cost pressures began to ease, but raw material costs remained high by historical standards. Lydall attempts to pass through all of its vendor-imposed cost increases to customers whenever practical.

COST
REDUCTIONS      For the second consecutive year, Lydall extracted record savings from its cost-reduction efforts. Savings amounted to $3.7 million in 1995 compared with $3.2 million in 1994. Lydall's relentless focus on process efficiency resulted in a drop in Cost of Quality, an internal program which measures the cost of process inefficiency. This measurement program helps identify and target areas for cost reduction through management actions and capital spending. Both aspects of the program were very successful. Capital projects aimed at increased productivity and energy savings were particularly effective in 1995 as were management actions focused on raw-material yield improvements.
                Savings of $2.0 million were generated in 1993.

                Over the past three years, the Company has generated incremental gross margin improvements of $8.9 million from operational cost reductions. Without these cumulative improvements, gross margin in 1995 would have been 27.3 percent of sales.

INVENTORY
EFFECTS During 1995 and 1994, LIFO reserves increased principally due to raw material price increases, while the net effect of fluctuating levels of inventory and any obsolescence was negligible. Accounting for inventories resulted in negative impacts on gross margin of $500 thousand in 1995, $800 thousand in 1994, and $200 thousand in 1993.

OTHER EFFECTS   In 1995, other effects, including depreciation, the favorable consequences of a take-or-pay contract, and manufacturing overhead changes, resulted in an increase in gross margin of $500 thousand. Other effects accounted for reductions in gross margin of $900 thousand in 1994 and $1.9 million in 1993.

16  Lydall, Inc. Annual Report 1995

STATEMENTS OF
CHANGES IN GROSS
MARGIN

$ thousands                                         1995      1994      1993
============================================================================
Prior year's gross margin                        $64,900   $48,500   $46,300
- ----------------------------------------------------------------------------
Acquisitions                                       1,300     3,800    (1,600)
Effects of changes in sales volume                 6,900    11,600     4,200
Price increases in relation to cost increases        900      (500)     (300)
Cost reductions                                    3,700     3,200     2,000
Inventory effects                                   (500)     (800)     (200)
Other effects                                        500      (900)   (1,900)
- ----------------------------------------------------------------------------
Total change                                      12,800    16,400     2,200
- ----------------------------------------------------------------------------
Current year's gross margin                      $77,700   $64,900   $48,500
- ----------------------------------------------------------------------------
As a percent of net sales                           30.8      30.5      30.8
============================================================================


                PRETAX INCOME
- --------------------------------------------------------------------------------
OVERVIEW Pretax income increased by $10.4 million, or 39 percent, to $36.9 million in 1995. This result compares with a 57-percent increase in 1994 and a 16-percent increase in 1993. Over the past three years, acquisitions contributed modest pretax profits, while existing operations generated most of the significant gains. Since 1992, total sales grew by 67 percent and pretax income, by 153 percent. The major dynamics creating the disproportionately large increase in profits included the effect of improved operating leverage from increasing new-product sales and the impact of aggressive continuous improvement programs that dramatically reduced factory operating costs.

ACQUISITIONS    Lydall measures the impact of acquisitions separately for the first three years, after which the results are included under operations. In the accompanying Statements of Changes in Pretax
                Income, amounts listed in the 1994 Annual Report have been reclassified from Acquisitions to Operations to more accurately reflect the incremental profits and costs associated with acquisitions.

                Acquired operations contributed pretax profits of $600 thousand and $1.7 million in 1995 and 1994, respectively. In 1993, acquired units actually produced lower profits than in the previous year for reasons cited earlier. Historically, the most significant profit gains occur after the first three years of Lydall's ownership and continue to grow as management practices become more fully integrated.

OPERATIONS      Strong new-product sales and market-share gains provided
                significant operating leverage in 1995, similar to 1994. Record-breaking cost reductions were also a significant factor in the gross margin improvement. Incremental selling, product development, and administrative expenses were proportionately lower despite legal fees of $1.9 million during the year related to the defense of a patent infringement suit.

                Other expense decreased by $600 thousand in 1995 compared with an increase of $1.1 million in 1994 and a drop of $900 thousand in 1993. During 1995, Lydall recorded the favorable settlement of a materials contract producing substantially all of the net drop in other expense. Expenses in 1994 reflected the normal level of asset disposals caused by ongoing capital programs and process upgrades. In 1993, Lydall recovered environmental remediation costs from former owners of a Company property which created a favorable swing in expenses that year.

17 | Lydall, Inc. Annual Report 1995

                ANALYSIS OF RESULTS CONTINUED


INVESTMENTS AND
FINANCING       The net impact of changes in investment income and interest expense in 1995 was a positive $1.5 million. Accumulated cash balances have been conservatively invested to produce current income, and the change was primarily due to increases in cash and investment levels. Lydall also recorded lower interest expenses as debt levels declined according to scheduled payment of principal. The change in 1994 was negligible. In 1993, changes in investment income and interest expense produced a positive $800 thousand, mostly as a result of lower levels of debt and a reduction in the interest rate charged on the Note
                Purchase Agreement.

STATEMENTS OF CHANGES
IN PRETAX INCOME
In thousands                           1995      1994      1993
===============================================================
Prior year's pretax income          $26,500   $16,900   $14,600
- ---------------------------------------------------------------
Acquisitions -- change in:
   Gross margin                       1,300     3,800    (1,600)
   Selling, product development,
   and administrative expenses         (700)   (2,100)       --
- ---------------------------------------------------------------
Total change from acquisitions          600     1,700    (1,600)
- ---------------------------------------------------------------
Operations -- change in:
   Gross margin                      11,500    12,600     3,800
   Selling, product development,
   and administrative expenses       (3,800)   (3,600)   (1,600)
   Other expense, net                   600    (1,100)      900
- ---------------------------------------------------------------
Total change from operations          8,300     7,900     3,100
- ---------------------------------------------------------------
Nonoperating investments and
   financing -- change in:
   Investment income                    900      (100)      200
   Interest expense                     600       100       600
- ---------------------------------------------------------------
Total change from nonoperating
   investments and financing          1,500        --       800
- ---------------------------------------------------------------
Total change                         10,400     9,600     2,300
- ---------------------------------------------------------------
Current year's pretax income        $36,900   $26,500   $16,900
===============================================================

        ACCOUNTING STANDARDS
- --------------------------------------------------------------------------------

                The Company will adopt SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," for the year ending December 31, 1996. The Company estimates that the adoption will not have a material effect on the Company's consolidated financial position or results of operations.

                The Company will adopt the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation," for the year ending December 31, 1996. As permitted under SFAS 123, the Company has elected not to adopt the fair-value-based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of APB Opinion No. 25. The adoption will have no effect on the Company's consolidated financial position or results of operations.

18  Lydall, Inc. Annual Report 1995

                LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------

LIQUIDITY
OVERVIEW During 1995, Lydall produced significant cash in excess of its operating and investment needs and effectively doubled cash and investment balances. The Company emerged from 1995 with $28.7 million in cash, cash equivalents, and short-term investments compared with $14.6 million at the end of 1994. In addition, debt capacity expanded further to a level conservatively estimated by management to be $60 million.

                Lydall's increased liquidity also resulted from the absence of strategic acquisitions in 1995. The purchase of two operating companies in 1994 consumed $16.8 million, and both companies have contributed to earnings from the outset. Lydall has significant resources to finance additional acquisitions and continues to actively search for companies and product lines to complement existing markets and technologies.

CASH FLOW
OVERVIEW Strong cash flow from operating activities continued to fund healthy capital spending, support an active acquisition search, and add to cash and short-term investment balances. Total cash flow from operations of $25.8 million in 1995 approached the record $26.8 million generated in 1994. An 18-percent growth in revenues and significant raw material inflation put upward pressure on working capital levels in 1995. This pressure was somewhat offset by improved working capital productivity (turnover) during the year. In 1994 and 1993, Lydall produced positive cash flow from working capital changes during a period of substantial growth due to significant improvement in working capital turnover. Total cash flow from operations generated in 1993 was $18.2 million.

                The following table summarizes major components of Lydall's after-tax cash flow from operating activities:

                $ thousands                                             1995        1994      1993
==================================================================================================
                Net income                                          $ 22,400    $ 15,500   $10,200
                Depreciation and amortization                          8,600       7,500     5,900
                Working capital changes                               (6,300)      4,900     2,600
                Other changes                                          1,100      (1,100)     (500)
- --------------------------------------------------------------------------------------------------
                Net cash provided by operating activities           $ 25,800    $ 26,800   $18,200
- --------------------------------------------------------------------------------------------------
                Change from previous year                                 (4%)        47%        3%
==================================================================================================


SUMMARY STATEMENTS
OF CASH FLOWS   The following table summarizes cash flows for the years 1995, 1994, and 1993:

                In thousands                                            1995        1994      1993
==================================================================================================
                Net cash provided by operating activities           $ 25,800    $ 26,800   $18,200
                Key investing activities:
                   Acquisitions of operating companies                    --     (16,800)       --
                   Capital additions and disposals, net              (11,400)     (7,300)   (5,900)
                   Sale (purchase) of investments, net                 2,500      (1,900)    2,700
- --------------------------------------------------------------------------------------------------
                Net cash used for investing activities                (8,900)    (26,000)   (3,200)
- --------------------------------------------------------------------------------------------------
                Key financing activities:
                   Payment of debt                                    (2,900)     (2,700)   (5,200)
                   Issuance of common stock                            2,100         500       800
                   Acquisition of common stock                            --        (800)       --
- --------------------------------------------------------------------------------------------------
                Net cash used for financing activities                  (800)     (3,000)   (4,400)
- --------------------------------------------------------------------------------------------------
                Other increase (decrease), net                            --         100      (100)
- --------------------------------------------------------------------------------------------------
                Increase (decrease) in cash and cash equivalents    $ 16,100    $ (2,100)  $10,500
==================================================================================================

19  Lydall, Inc. Annual Report 1995

ANALYSIS OF RESULTS CONTINUED

WORKING CAPITAL
PRODUCTIVITY    In recent years, Lydall has begun to track working capital productivity as a measure of financial performance. This measurement helps management monitor its commitment to improve processes and resource utilization companywide. Working capital productivity is defined as annual sales divided by the quarterly average of all receivables and inventory, less accounts payable.

                Lydall has made huge strides in improving working capital productivity and, in the past five years, has increased this ratio by 43 percent. The most recent three years of data indicate the following:

                $ thousands                                   1995        1994       1993
=========================================================================================
                Net sales                                  $252,100   $213,100   $157,400
                Average working capital                      34,200     29,700     24,500
                Working capital productivity (turnover)        7.37       7.17       6.41
                Change from previous year                         3%        12%        14%
=========================================================================================

INVENTORY
TURNOVER A meaningful by-product of Lydall's continuous improvement programs has been more efficient utilization of assets, particularly inventory turnover. Turnover reached 11.1 times in 1995, an increase from 10.2 times in 1994 and 8.9 times in 1993. Measured against results from five years ago, when Lydall's inventory turnover was 6.6 times, turnover has improved by 68 percent.

                Customer satisfaction, process efficiency, and product development continued to be major beneficiaries of Lydall's continuous improvement program in 1995. Management's long-range goals include steady, ongoing emphasis on these critical performance indicators.

FUTURE CASH
REQUIREMENTS    Cash requirements for 1996 will include the funding of ongoing operations, capital expenditures, and acquisitions. Lydall has $13.0 million of capital commitments planned for 1996 to be focused on key strategic areas including:

                -- process improvements that lower the Company's Cost of Quality
                --  incremental capacity expansion in several important markets

                Management expects to finance all capital spending and ongoing operating cash needs from cash on hand and cash generated from operations.

                As of early 1996, no material acquisitions were planned that would require significant funds. Lydall continues to seek companies and product lines that complement existing businesses and offer attractive growth opportunities.

CREDIT
ARRANGEMENTS    Lydall maintains domestic and foreign bank credit arrangements totaling over $15 million which are renewed annually. Lydall primarily pays interest at the lower of prime or money-market rates and compensates its banks for services on a fee basis. At
                December 31, 1995, no amounts were outstanding on the domestic or foreign lines of credit. At December 31, 1994, there were no amounts outstanding on domestic lines of credit and $187 thousand on the foreign line of credit.

20  Lydall, Inc. Annual Report 1995

CAPITAL
STRUCTURE       Over the past five years, Lydall has steadily reduced its debt to very conservative levels. Strong cash flow from operations has significantly exceeded capital spending needs, debt payments, and capital to acquire four operating companies.
                Lydall seeks strategic acquisitions of high quality companies that fit the Company's defined technology and product profiles and offer attractive growth opportunities.

                The Company monitors its borrowing capacity under a long-term, total-debt-to-total-capitalization target of 40 percent. Lydall has the financial wherewithal to acquire companies that are much larger than it has acquired in the past while still remaining within its long-term target capital structure. At the end of 1995, under this target, Lydall could have borrowed approximately $60 million. In addition, accumulated cash and investment balances provide Lydall with significant capacity for external growth.

                The following chart summarizes year-end leverage ratios over the past five years:

                                1995  1994  1993  1992  1991
============================================================
Debt to equity                   .10   .18   .23   .38   .66
Debt to total capitalization     .09   .15   .19   .28   .40
============================================================

21  Lydall, Inc. Annual Report 1995

KEY FINANCIAL ITEMS


CASH AND CASH EQUIVALENTS Cash and cash equivalents increased to $27.8 million in 1995 from $11.7 million in 1994.

SHORT-TERM INVESTMENTS Lydall invests in highly liquid short-term investments with maturities greater than three months at the time the investments are made. The Company had short-term investments of $913 thousand and $2.9 million at December 31, 1995 and 1994, respectively.

RECEIVABLES Receivables were $34.2 million in 1995 and $31.8 million in 1994, of which trade receivables were $32.9 million and $31.1 million for 1995 and 1994, respectively. Days of sales outstanding in trade receivables were 49 in 1995 and 47 in 1994. Foreign and export sales were approximately 22 percent of total sales in 1995, and 21 percent in 1994 and in 1993. These sales are concentrated primarily in Europe, the Far East, Mexico, and Canada.

INVENTORIES Inventories were $14.1 million at December 31, 1995 and $13.5 million at December 31, 1994. Inventory levels were reduced by $2.5 million and $1.7 million at the end of 1995 and 1994, respectively, to reflect the LIFO method of inventory valuation.

WORKING CAPITAL Working capital increased to $52.7 million on December 31, 1995 from $30.8 million on December 31, 1994. The ratio of current assets to current liabilities increased to 2.77 from 1.93.

CAPITAL ASSET EXPENDITURES Capital asset expenditures were $12.0 million in 1995, $8.0 million in 1994, and $6.3 million in 1993. Depreciation was $7.1 million in 1995, $6.1 million in 1994, and $5.0 million in 1993. The Company's 1996 Capital Plan calls for commitments of $13.0 million with spending focused in two critical areas -- process improvements that lower the Company's Cost of Quality and incremental capacity expansion in several important markets. Expenditures in 1996 are expected to be financed from cash balances or cash generated from operations.

DEBT TO TOTAL CAPITALIZATION Debt to total capitalization decreased to .09 in 1995 from .15 in 1994.

COMMON STOCKHOLDERS' EQUITY Common stockholders' equity increased to $101.8 million at December 31, 1995, an increase of 33.6 percent from $76.2 million last year. On a per-share basis, common stockholders' equity increased to $5.88 in 1995 from $4.57 in 1994.

DIVIDEND POLICY The Company does not pay a cash dividend on its common stock and does not anticipate doing so for the foreseeable future. Cash will be reinvested into core businesses which should continue to earn Lydall stockholders an excellent overall return on their common stock investment.

RESEARCH AND DEVELOPMENT Research and development investment was $6.2 million in 1995, $5.5 million in 1994, and $4.8 million in 1993.

22  Lydall, Inc. Annual Report 1995

INCOME STATEMENTS

In thousands except per-share data      For the years ended December 31,             1995            1994          1993
=======================================================================================================================
NET SALES                                                                         $252,128       $213,072      $157,431
Cost of sales                                                                      174,430        148,188       108,977
- -----------------------------------------------------------------------------------------------------------------------
Gross margin                                                                        77,698         64,884        48,454
Selling, product
 development,
   and administrative
    expenses                                                                        40,668         36,211        30,492
- -----------------------------------------------------------------------------------------------------------------------
Operating income                                                                    37,030         28,673        17,962
- -----------------------------------------------------------------------------------------------------------------------
Other (income) expense:
   Investment income                                                                (1,113)          (231)         (355)
   Interest expense                                                                    778          1,335         1,474
   Other                                                                               490          1,033           (58)
- -----------------------------------------------------------------------------------------------------------------------
                                                                                       155          2,137         1,061
- -----------------------------------------------------------------------------------------------------------------------
Income before income taxes
 and cumulative
   effect of accounting
    change                                                                          36,875         26,536        16,901
Income tax expense                                                                  14,437         11,033         6,888
- -----------------------------------------------------------------------------------------------------------------------
Income before cumulative
 effect of accounting change                                                        22,438         15,503        10,013
Cumulative effect of
 accounting change/1/                                                                   --             --           235
- -----------------------------------------------------------------------------------------------------------------------
Net income                                                                        $ 22,438       $ 15,503      $ 10,248
=======================================================================================================================
Per-share amounts:/2/
   Income per share before
    cumulative effect of
   accounting change                                                                 $1.23           $.86          $.57

   Cumulative effect of
   accounting change/1/                                                                 --             --           .01
=======================================================================================================================
Net income per common share                                                          $1.23           $.86          $.58
=======================================================================================================================
Weighted average common
 stock and
   equivalents outstanding/2/                                                       18,313         17,953        17,582
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

/1/ Cumulative effect of adoption of Statement of Financial Accounting Standards
    No. 109, "Accounting for Income Taxes."

/2/ Prior years restated to reflect a two-for-one stock split distributed in 1995.

23 | Lydall, Inc. Annual Report 1995

BALANCE SHEETS

In thousands except share data  December 31,           1995           1994
==========================================================================
Assets
Current assets:
Cash and cash equivalents                          $ 27,820       $ 11,684
Short-term investments                                  913          2,904
Accounts receivable (less
 allowance for doubtful
 receivables of $1,938 in 1995 and
 $1,724 in 1994)                                     34,202         31,825
Inventories:
   Finished goods                                     6,033          5,423
   Work in process                                    3,367          2,941
   Raw materials and
    supplies                                          7,217          6,822
   LIFO reserve                                      (2,493)        (1,659)
- --------------------------------------------------------------------------
Total inventories                                    14,124         13,527
- --------------------------------------------------------------------------
Prepaid expenses                                        820            662
- --------------------------------------------------------------------------
Deferred tax assets                                   4,590          3,485
- --------------------------------------------------------------------------
Total current assets                                 82,469         64,087
- --------------------------------------------------------------------------
Property, plant, and equipment, at cost:

Land                                                    874            870
Buildings and improvements                           19,143         16,849
Machinery and equipment                              77,090         69,753
Office equipment                                      7,189          5,685
Vehicles                                              1,171          1,274
- --------------------------------------------------------------------------
                                                    105,467         94,431
Less accumulated depreciation                       (45,393)       (39,660)
- --------------------------------------------------------------------------
                                                     60,074         54,771
- --------------------------------------------------------------------------

Other noncurrent assets:

Goodwill, at cost (net of accumulated
 amortization of $1,103 in 1995 and
   $516 in 1994)                                      10,584        11,171

Other assets, at cost (net
 of accumulated amortization
   of $8,446 in 1995 and $7,524 in 1994)               4,945         6,584
- --------------------------------------------------------------------------
                                                      15,529        17,755
- --------------------------------------------------------------------------
                                                    $158,072      $136,613
==========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

24 | Lydall, Inc. Annual Report 1995

In thousands except share data   December 31,          1995           1994
==========================================================================
Liabilities and
 stockholders' equity
Current liabilities:
Current portion of
 long-term debt                                    $  2,871       $  2,843
Accounts payable                                     14,770         17,032
Accrued taxes                                           263          2,196
Accrued payroll and other
 compensation                                         5,426          5,420
Other accrued liabilities                             6,409          5,773
- --------------------------------------------------------------------------
Total current liabilities                            29,739         33,264
- --------------------------------------------------------------------------
Long-term debt                                        7,750         10,607
- --------------------------------------------------------------------------
Deferred tax liabilities                             14,207         11,752
- --------------------------------------------------------------------------
Other long-term liabilities                           4,565          4,763
- --------------------------------------------------------------------------
Contingencies                                            --             --
- --------------------------------------------------------------------------
Stockholders' equity:
Preferred stock                                          --              -
Common stock, par value
 $.10 per share,
   authorized 30,000,000
    and 15,000,000 shares,
   issued 20,893,954 and
    10,125,613 shares in
   1995 and 1994,
    respectively                                      2,089          1,013
Capital in excess of par
 value                                               32,448         31,419
Foreign currency
 translation adjustment                               2,091          1,138
Pension liability
 adjustment                                            (459)          (547)
Retained earnings                                    78,461         56,023
- --------------------------------------------------------------------------
                                                    114,630         89,046
Less cost of 3,573,702
 shares of common stock in
 treasury in 1995 and 1,786,851 in 1994             (12,819)       (12,819)
- --------------------------------------------------------------------------
Total stockholders' equity                          101,811         76,227
- --------------------------------------------------------------------------
                                                   $158,072       $136,613


The accompanying notes are an integral part of these consolidated financial statements.


25 | Lydall, Inc. Annual Report 1995

STATEMENTS OF CASH FLOWS


In thousands   For the years ended December 31,     1995        1994       1993
================================================================================
Cash flows from operating
 activities:
Net Income                                      $ 22,438   $ 15,503    $ 10,248
- --------------------------------------------------------------------------------
Adjustments to reconcile
 net income to net
   cash provided by
    operating activities:
   Depreciation                                    7,122      6,101       4,997
   Amortization                                    1,510      1,403         924
   Changes in operating
    assets and liabilities,
   excluding effects from
    acquisitions:
   Accounts receivable                            (2,015)    (5,503)      1,141
   Inventories                                      (376)       645       1,600
   Other assets                                      170         93        (276)
   Accounts payable                               (2,503)     5,465        (468)
   Accrued taxes                                  (1,986)     1,532          24
   Accrued payroll and other accrued liabilities     594      2,729         275
   Deferred income taxes                           1,068      (954)         380
   Other long-term liabilities                      (263)     (171)        (627)
- --------------------------------------------------------------------------------
Total adjustments                                  3,321    11,340        7,970
- --------------------------------------------------------------------------------
Net cash provided by
 operating activities                             25,759    26,843       18,218
- --------------------------------------------------------------------------------
Cash flows from investing
 activities:
   Purchase of assets of Columbus and
   Jacksonville Operations                            --   (16,846)          --
   Additions of property, plant and
    equipment                                    (12,006)   (7,979)      (6,253)
   Disposals of property, plant and
   equipment, net                                    632       687          356
   Sale (purchase) of investments, net             2,451    (1,863)       2,741
- --------------------------------------------------------------------------------
Net cash used for investing activities            (8,923)  (26,001)      (3,156)
- --------------------------------------------------------------------------------
Cash flows from financing
 activities:
   Long-term debt payments                        (2,856)   (2,724)      (5,235)
   Issuance of common stock                        2,105       519          775
   Acquisition of common stock                        --      (855)          --
   Proceeds from line of credit agreements            --        --        3,820
   Payments under line of credit agreements           --        --       (3,820)
- --------------------------------------------------------------------------------
Net cash used for financing activities              (751)   (3,060)      (4,460)
- --------------------------------------------------------------------------------
Effect of exchange rate changes on cash               51        82         (104)
- --------------------------------------------------------------------------------
Increase (decrease) in cash and cash
 equivalents                                      16,136    (2,136)      10,498
Cash and cash equivalents at beginning
 of year                                          11,684    13,820        3,322
Cash and cash equivalents at end of year        $ 27,820  $ 11,684     $ 13,820
================================================================================
================================================================================
Supplemental Schedule of Cash Flow Information
Cash paid during the year for:
   Interest                                     $    875  $  1,339     $  1,644
   Income taxes                                   14,959    10,894        6,521
Noncash transactions:
   Stock split effected in the form of a
     stock dividend                                1,041        --          333
   Reclassification between short-term
     and long-term investments, net                  447     1,984           --
   Additional minimum pension liability               88        --          574
   Note issued to purchase assets of Columbus
     Operation                                        --     2,250           --
   SFAS 109 cumulative effect of fixed asset
     step-up                                          --        --        2,912
   Issuance/receipt of treasury stock                 --        --            4
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

26 | Lydall, Inc. Annual Report 1995

Statements of Changes in Stockholders' Equity

                                                                   Foreign
                                                      Capital in   Currency      Pension                 Cost of    Total
                             Preferred   Common       Excess of    Translation   Liability    Retained   Stock in   Stockholders'
In thousands                 Stock       Stock        Par Value    Adjustment    Adjustment   Earnings   Treasury   Equity
============================================================================================================================
Balance at January 1, 1993   $  --       $    659     $ 30,142     $    794      $  (169)     $30,605    $(11,960)  $ 50,071
Three-for-two stock split
 in the form of a stock
 dividend                                     333                                                (333)                    --
Stock options exercised                        11          768                                                 (4)       775
Foreign currency
 translation
   adjustment                                                          (677)                                            (677)
Pension liability
 adjustment                                                                         (360)                               (360)
Net income                                                                                     10,248                 10,248
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993    --          1,003       30,910          117         (529)      40,520     (11,964)    60,057
Stock options exercised                        10          509                                                           519
Purchase of treasury shares                                                                                  (855)      (855)
Foreign currency
 translation
   adjustment                                                         1,021                                            1,021
Pension liability
 adjustment                                                                          (18)                                (18)
Net income                                                                                     15,503                 15,503
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994    --          1,013       31,419        1,138         (547)      56,023     (12,819)    76,227
Two-for-one stock split in
 the form of a stock dividend               1,041       (1,041)                                                           --
Stock options exercised                        35        2,070                                                         2,105
Foreign currency
 translation
   adjustment                                                           953                                              953
Pension liability
 adjustment                                                                           88                                  88
Net income                                                                                     22,438                 22,438
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995  $ --       $  2,089     $ 32,448     $  2,091      $  (459)     $78,461    $(12,819)  $101,811
============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

27 | Lydall, Inc. Annual Report 1995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT
ACCOUNTING
POLICIES PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Lydall, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                USE OF ESTIMATES The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

                CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash on hand and highly liquid investments with a maturity of three months or less at the date of purchase. The investments are stated at cost plus accrued interest which approximates market value.

                SHORT-TERM INVESTMENTS Lydall invests in highly liquid short-term investments with maturities greater than three months at the time the investments are made. The investments are recorded at the lower of cost or market, plus accrued interest.

                CONCENTRATION OF RISK Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and trade receivables. The Company places its cash, cash equivalents and short-term investments in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade receivables are limited by the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral. Sales to the automotive market were 33 percent of the Company's 1995 total sales compared with 31 percent in 1994. Sales to the Ford Motor Co. represented 13.7 percent of Lydall's total sales in 1995, and no other single customer accounted for more than 10 percent of total sales. As of December 31, 1995, the Company had no other significant concentrations of risk.

                INVENTORIES Approximately 68 percent of 1995 and 63 percent of 1994 inventories were valued on a last-in, first-out (LIFO) method, and the balance, on a first-in, first-out (FIFO) method at the lower of cost or market.

                DEPRECIATION AND AMORTIZATION Property, plant and equipment are depreciated over their estimated useful lives on the straight-line method for financial statement purposes. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter.

                INTANGIBLES Goodwill and other intangibles are being amortized on a straight-line basis over periods not exceeding 25 years. The carrying amount of the cost in excess of the net assets acquired is evaluated for future recoverability on a recurring basis. The Company will adopt SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," for the year ending December 31, 1996. The Company estimates that the effect of the adoption will not have a material effect on the Company's consolidated financial position or results of operations.

                RESEARCH AND DEVELOPMENT Costs are charged to expense as incurred.

                REVENUE RECOGNITION Lydall recognizes revenues when the product is shipped.

28 | Lydall, Inc. Annual Report 1995

                EARNINGS PER SHARE Earnings per common share are based on net income divided by the weighted average number of common shares outstanding during the period, including the effect of stock options, stock awards and warrants where such effect is dilutive. Fully diluted earnings per share are not presented since the dilution is negligible.

                INCOME TAXES The provision for income taxes is based upon income reported in the accompanying financial statements. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In accordance with SFAS 109, these deferred taxes are measured by applying currently enacted tax laws.

                FOREIGN OPERATIONS The Company operates a nonwovens manufacturing plant located in Saint-Rivalain, Melrand, France. Foreign sales were $17.0 million, $14.4 million and $12.3 million, for the years ended December 31, 1995, 1994, and 1993, respectively. For the year ended December 31, 1995, the French operation earned $127 thousand excluding the effect of a statutory tax rate increase on deferred tax balances which negatively impacted income by $292 thousand. For the years ended December 31, 1994 and 1993, net income was $192 thousand and $57 thousand, respectively. Total foreign assets were $20.4 million and $19.5 million at December 31, 1995 and 1994, respectively.

                TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the foreign subsidiary are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period; and elements of stockholders' equity are translated at historical rates. Any resulting translation gains and losses are reported separately in Stockholders' Equity.

                RESTATEMENT Where appropriate, prior-year share amounts and per-share figures have been restated to reflect a two-for-one stock split distributed in 1995 and a three-for-two stock split distributed in 1993.

INVESTMENTS     On November 15, 1995, the Financial Accounting Standards Board
                issued enhanced guidance allowing the reclassification of investments through the end of the year under SFAS 115, "Accounting for Certain Investments in Debt and Equity
                Securities", which the Company initially adopted in 1994. Based on the new guidance, management reevaluated all investments, and as a result, transferred held-to-maturity investments with an amortized cost of $1.5 million to available-for-sale. As a result, at December 31, 1995, all securities were classified as available-for-sale.

                In 1994, in connection with the implementation of SFAS 115, approximately $2 million of securities were transferred from short-term investments to other long-term assets. Investments on December 31, 1994 consisted of held-to-maturity securities and available-for-sale securities.

                Available-for-sale securities, which included debt and equity securities, had an amortized cost of $28.7 million in 1995 and $15.2 million in 1994, both of which approximated fair market value. For 1995, $26.8 million was classified in cash equivalents, $913 thousand in short-term investments, and $1.0 million in long-term investments. Investments classified as held-to-maturity in 1994 consisted of obligations of state and local governments and had an amortized cost, which approximated fair value, of $2.4 million at December 31, 1994.

29 | Lydall, Inc. Annual Report 1995

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED



The amortized costs of investments in debt securities by contractual maturity are shown below.

In thousands   December 31, 1995                   AVAILABLE-FOR-SALE SECURITIES
================================================================================
Due in one year or less                                                   $5,853
Due after one year through five years                                      1,188
Due after five years through ten years                                       252
Due after ten years                                                           --
- --------------------------------------------------------------------------------
                                                                          $7,293
================================================================================

The net unrealized loss on the available-for-sale portfolio was immaterial at December 31, 1995 and 1994. The gross realized gains and losses on sales of available-for-sale securities were immaterial to the consolidated financial statements during both years. Realized gains or losses are based on specific identification of the security being sold.

LONG-TERM DEBT
In thousands   December 31,                                      1995       1994
================================================================================
7.25% Note Purchase Agreement, payable
   annually to 1999                                           $ 8,700   $10,900

5% Promissory Note, $500,000 payable
   in 1996; balance due in full in 1997                         1,750     2,250

French money market rate plus 0.8% bank
   loan, payable quarterly through 1996;
   machinery and equipment of the Axohm
   Division serve as collateral                                   171       300
- --------------------------------------------------------------------------------
                                                               10,621    13,450
Less portion due within one year                               (2,871)   (2,843)
- --------------------------------------------------------------------------------
                                                              $ 7,750   $10,607
================================================================================

The Note Purchase Agreement is restricted by a debt covenant, among others, that requires a debt-to-capital ratio of no more than .45 in order to borrow under long-term debt agreements in the future. While by commonly used methods Lydall's current debt-to-capital ratio is .09, it is .14 as defined by the terms of this agreement as of December 31, 1995.

Lydall guarantees a $975 thousand industrial revenue bond of an unrelated party. At the time of the guarantee and at December 31, 1995, this issue was not in default as to principal or interest, and management has no reason to believe that the debtor will subsequently permit the issue to go into default. In such an unlikely event, Lydall's exposure on its guarantee of the bond issue is collateralized by tangible assets and real property which Lydall management believes have a market value in excess of the obligation.

Long-term debt payment requirements:

In thousands                   1996    1997    1998    1999    Total
====================================================================
Long-term debt payments      $2,871  $3,450  $2,200  $2,100  $10,621
====================================================================

30 | Lydall, Inc. Annual Report 1995

CREDIT
ARRANGEMENTS    Lydall maintains domestic and foreign bank credit arrangements totaling over $15 million which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At
                December 31, 1995, no amounts were outstanding on the domestic or foreign lines of credit. At December 31, 1994, there were no amounts outstanding on domestic lines of credit and $187 thousand on the foreign line of credit.

LONG-TERM
OPERATING
LEASES Lydall has over 100 leases which cost the Company $1.8 million in 1995, $1.9 million in 1994, and $1.3 million in 1993. These contracts range from vehicle leases to building leases which require payment of property taxes, insurance, repairs and other operating costs.

                Future net lease commitments under noncancelable operating leases are:

In thousands            1996     1997     1998     1999  2000  Thereafter  Total
================================================================================
Net lease payments    $1,394   $1,366   $1,275   $1,126  $784    $2,710   $8,655
================================================================================

ACQUISITIONS
AND OTHER
INVESTMENTS     During 1994, Lydall made two strategic acquisitions. On February
                28, 1994, the Company acquired for $15 million in cash and a note payable of $2.25 million, certain assets and liabilities of the Clecon Molding Division of Standard Packaging, Inc.
                ("Columbus Operation"). As a result of this purchase, the Company recorded goodwill and other intangible assets of approximately $11.4 million. The Columbus Operation is a designer and manufacturer of thermal and acoustical insulation products sold to the automotive market. The results of the Columbus Operation since the date of acquisition have been included in the Company's consolidated results.

                On June 30, 1994, the Company acquired the laminates operation of Riverwood International Georgia, Inc. located in Jacksonville, Florida ("Jacksonville Operation"). The Company purchased certain assets for approximately $1.8 million. This operation, which manufactures materials-handling slipsheets, directly complemented Lydall's existing slipsheet business in Richmond, Virginia. The results of the Jacksonville Operation since the date of acquisition have been included in the Company's consolidated results.

                The following pro forma consolidated information of Lydall, Inc. reflects the acquisitions described above as if the acquisitions had occurred at the beginning of each period presented.

$ thousands except per-share data        1994      1993
=======================================================
Sales                                $220,968  $186,450
Net income                             16,020    12,628
Net income per common share               .89       .72
=======================================================


The pro forma consolidated information is presented for informational purposes only and does not purport to be indicative of results that would actually have been obtained if the acquisitions had been in effect for the periods indicated or of results that may be obtained in the future.

CAPITAL STOCK   PREFERRED STOCK The Company has a class of Serial Preferred
                Stock with a par value of $1. None of the 500,000 authorized shares has been issued.

                COMMON STOCK At the end of 1995, 1,918 Lydall stockholders of record held 17,320,252 shares of Common Stock. Approximately 10 percent of the Company's Common Stock was owned by Lydall's officers and directors and their immediate families. Other Lydall employees, their families and Lydall associates owned an additional 9 percent either directly or through participation in the Company's Employee Stock Ownership Trust.

31 | Lydall, Inc. Annual Report 1995

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


                On May 10, 1995, the Company increased its authorized shares to 30,000,000 from 15,000,000. Also on that date, Lydall's Board of Directors declared a two-for-one stock split in the form of a stock dividend which resulted in the issuance of 10,413,216 shares of previously unissued Common Stock. December 31, 1995 balances reflect the split with an increase in Common Stock and a reduction in Capital in Excess of Par Value of $1.0 million. The distribution was made on June 21, 1995 to stockholders of record on May 24, 1995. All earnings-per-share information in this report prior to the distribution date has been adjusted to reflect the 1995 stock split.

                During 1993, Lydall's Board of Directors declared a three-for-two stock split in the form of a stock dividend which resulted in the issuance of 3,332,175 shares of previously unissued Common Stock. December 31, 1993 balances reflect the split with an increase in Common Stock and a reduction in Retained Earnings of $333 thousand. The distribution was made on September 15, 1993 to stockholders of record on August 18, 1993.

                STOCK PLANS The Company has three stock option plans under which key employees and directors are granted options or warrants to purchase Lydall Common Stock. Under these plans -- the 1984 Outside Directors' Warrant Plan, the 1982 Stock Incentive Compensation Plan, and the 1992 Stock Incentive Compensation Plan -- options are granted at fair market value on the grant date and expire ten years after the grant date. The Warrant and 1982 Plans have expired, and no further options can be granted under these plans. The 1992 Plan provides for automatic acceleration of vesting in the event of a change in control of the Company. The Plan also provides for the use of shares of Lydall Common Stock in lieu of cash to exercise options if the shares are held for more than six months and if the Compensation and Stock Option Committee of the Board of Directors approves this form of exercise.

                A summary of option transactions under the plans follows:

In thousands except per-share data    For the years ended December 31,           1995           1994           1993
===================================================================================================================
Options outstanding at the beginning of the year                                2,323          2,285          2,003
Options granted during the year                                                   142            236            611
Options exercised during the year                                                (643)          (192)          (299)
Options canceled during the year                                                   --             (6)           (30)
- -------------------------------------------------------------------------------------------------------------------
Options outstanding at end of the year                                          1,822          2,323          2,285
Options exercisable at end of the year                                          1,115          1,421          1,310
Shares reserved for option grants                                                 603            745            176
Option price range per share                                             $1.76-$26.00   $1.55-$16.75   $1.47-$10.67
===================================================================================================================

                The Company will adopt the disclosure requirement of SFAS 123, "Accounting for Stock-Based Compensation," for the year ending December 31, 1996. As permitted under SFAS 123, the Company has elected not to adopt the fair-value-based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of APB Opinion No. 25. The adoption will have no effect on the Company's consolidated financial position or results of operations.

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

32 | Lydall, Inc. Annual Report 1995

The following items are the components of net pension cost:

In thousands    For the years ended December 31,    1995      1994      1993
==============================================================================
Service cost -- benefits earned during the year   $   850   $   851   $   649
Interest cost on projected benefit obligations      1,125     1,025       946
Actual (return) loss on plan assets                (2,081)       75    (1,042)
Net amortization and deferral                       1,083    (1,020)      169
- ------------------------------------------------------------------------------
Net pension cost                                  $   977   $   931   $   722
==============================================================================

                Plan assets include investments in bonds and equity securities. Actuarial computations, using the "projected unit credit" and "unit credit" methods, assumed the following: discount rates on benefit obligations of 7.25 percent for 1995, 7.75 percent for 1994, and 7.25 percent for 1993; expected long-term rates of return on plan assets of 9.25 percent for 1995 and 9.5 percent for 1994 and 1993; and annual compensation increases of 5 percent for 1995, 5.25 percent for 1994, and 4.75 percent for 1993. The Company determines the assumed discount rate, long-term rate, and annual compensation increase rate for each year. The following table presents a reconciliation of the funded status of the plans:

                                                    1995                                         1994
                                -----------------------------------------   ------------------------------------------
                                Plans in Which  Plans in Which              Plans in Which   Plans in Which
                                Assets Exceed    Accumulated                Assets Exceed     Accumulated
                                 Accumulated      Benefits                    Accumulated      Benefits
In thousands  December 31,        Benefits      Exceed Assets       Total     Benefits       Exceed Assets       Total
======================================================================================================================
Actuarial present value of
 benefit obligations:
Vested                             $9,384         $ 4,069          $13,453    $ 7,481          $ 3,661    $11,142
Nonvested                             249             103              352        251               94        345
- ----------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations     9,633           4,172           13,805      7,732            3,755     11,487
Additional benefits
 related to assumed future
   compensation levels              2,805              --            2,805      2,363               --      2,363
- ----------------------------------------------------------------------------------------------------------------------
Projected benefit obligations      12,438           4,172           16,610     10,095            3,755     13,850
- ----------------------------------------------------------------------------------------------------------------------
Plan assets at fair
   market value                     9,900           3,622           13,522      7,791            2,840     10,631
- ----------------------------------------------------------------------------------------------------------------------
Projected benefit
 obligations in excess of
   the plan assets                 (2,538)           (550)           (3,088)   (2,304)            (915)    (3,219)
Unrecognized net assets              (579)           (155)             (734)     (662)            (176)      (838)
Unrecognized prior service cost      (159)            334               175      (171)             318        147
Unrecognized net losses             2,779             860             3,639     2,644              937      3,581
Additional minimum liability           --          (1,039)           (1,039)       --           (1,079)    (1,079)
- ----------------------------------------------------------------------------------------------------------------------
Accrued pension cost
 included in Other
   Long-term Liabilities           $ (497)         $ (550)          $(1,047)  $  (493)         $  (915)   $(1,408)
======================================================================================================================

                The Company sponsors a Stock Purchase Plan, Profit Sharing Plan, and 401(k) Plan. Contributions are determined under various formulas. Employer contributions to these plans amounted to $1.7 million in 1995, $1.4 million in 1994, and $1.3 million in 1993.

33 | Lydall, Inc. Annual Report 1995

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


POSTEMPLOYMENT,
POSTRETIREMENT,
AND DEFERRED
COMPENSATION    While it is not Lydall's practice to provide health care or life insurance for retired employees, it does so for some retired employees of certain units acquired before 1990. These benefits are unfunded. The plan participants are primarily retirees;
                therefore, the postretirement benefit transition obligation of $691 thousand is being amortized over the actuarially determined average remaining future lifetime of the plan participants.

                The discount rates used in determining the accumulated postretirement benefit obligations were 7.75 percent at December 31, 1995 and 7.25 percent at December 31, 1994. The health-care cost trend rate was 10 percent for 1995, gradually declining to
                5.5 percent over a five-year period. The cost trend rate was 12 percent for 1994, gradually declining to 6 percent over an eight-year period. A 1-percent increase in the health-care cost trend rates would cause the accumulated benefit obligation to increase by $19 thousand. The increase in the service and interest components of the 1995 postretirement benefit cost is immaterial. The total expense was $111 thousand for 1995, $136 thousand for 1994, and $143 thousand for 1993.

                During the first quarter of 1994, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." SFAS 112 requires that postemployment benefits be accounted for under the accrual method of accounting. The implementation of this standard was immaterial to the consolidated results of operations and the consolidated financial position of the Company.

                The Company provides deferred compensation to a small number of former employees and has a deferred compensation plan that provides the Company's outside directors and Chairman with compensation upon their retirement from service with the Board. In addition, in 1994, the Company adopted a Supplemental Executive Retirement Plan ("SERP") which provides supplemental income payments after retirement for senior executives. The total net deferred compensation expense related to these three plans was $203 thousand in 1995, $105 thousand in 1994, and $144 thousand in 1993.

QUARTERLY FINANCIAL
INFORMATION
(UNAUDITED)     The following table summarizes quarterly financial information for 1995 and 1994. In management's opinion, all adjustments
                (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected below:

                                           1st Quarter               2nd Quarter               3rd Quarter             4th Quarter
                                           -----------               -----------               -----------             -----------
In thousands except
 per-share data                         1995          1994         1995         1994         1995        1994        1995       1994

====================================================================================================================================

Net sales                            $62,736       $48,116      $65,552      $53,556      $61,487     $54,446     $62,353    $56,954

- ------------------------------------------------------------------------------------------------------------------------------------

Gross margin                          19,226        15,145       20,024       16,047       18,915      16,388      19,533     17,304

- ------------------------------------------------------------------------------------------------------------------------------------

Net income                           $ 5,306       $ 3,528      $ 5,872      $ 3,758      $ 5,447     $ 3,878     $ 5,813    $ 4,339

- ------------------------------------------------------------------------------------------------------------------------------------

Net income per common share             $.29          $.20         $.32      $   .21      $   .30     $   .21     $   .32    $   .24

====================================================================================================================================


34 | Lydall, Inc. Annual Report 1995

INCOME TAXES    The provision (benefit) for income taxes consists of the
                following:

In thousands  For the years ended December 31,   1995         1994         1993
================================================================================
Current
   Federal                                    $11,278      $ 9,802      $ 5,207
   State                                        1,893        2,057          910
   Foreign                                        (45)         142           60
- --------------------------------------------------------------------------------
   Total current                               13,126       12,001        6,177
Deferred
   Federal                                        926         (895)         437
   State                                          (47)           7          356
   Foreign                                        432          (80)         (82)
- --------------------------------------------------------------------------------
   Total deferred                               1,311         (968)         711
- --------------------------------------------------------------------------------
Provision for income taxes                    $14,437       $11,033      $ 6,888
================================================================================

                The statutory tax rate in France increased from 33.3 percent to
                36.6 percent retroactive to January 1, 1995. The provision for income taxes for 1995 includes $292 thousand for the impact of the higher tax rate on the deferred tax balances.

                The Company implemented SFAS 109 effective January 1, 1993. This statement requires the adoption of an asset and liability approach in accounting for income taxes. The cumulative effect of this change on 1993 income was $235 thousand, or $.01 per share. Additionally, SFAS 109 requires that the Company restate certain assets and the related deferred taxes payable acquired in prior business combinations to a pretax basis versus the after-tax approach required under the prior accounting standard. Accordingly, Property, Plant, and Equipment and Deferred Taxes were increased by a total of $2.9 million as a result of this implementation. The income statement effect of this change was immaterial. Additionally, under SFAS 109, the Company is permitted to recognize deferred tax assets if it is more likely than not that a benefit will be realized. The Company has determined that a valuation allowance is not required for the deferred tax assets. As a result of the implementation of SFAS 109, the Company recognized deferred tax assets totaling $1.1 million at January 1, 1993, which are expected to be realized upon the reversal of taxable, temporary differences related to existing deferred tax liabilities.

                Under the Omnibus Budget Reconciliation Act enacted during 1993, the statutory federal income tax rate was increased to 35 percent retroactive to January 1, 1993. The provision for income taxes for 1993 includes $112 thousand for the impact of the higher tax rate on the deferred tax liability balance and $126 thousand for the impact on 1993 results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED



The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on earnings before the cumulative effect of the change in accounting principle:

For the years ended December 31,       1995   1994    1993
==========================================================
Statutory federal income tax rates       35%    35%  34.75%
- ----------------------------------------------------------
State income taxes, net of federal
   tax deduction                        3.3    5.1     4.9
- ----------------------------------------------------------
Exempt FSC foreign trade income        (1.5)  (1.1)   (1.8)
Tax on income of foreign subsidiary      --    (.1)    (.2)
Other                                   1.7    2.7     2.4
Tax rate changes                         .7     --      .7
- ----------------------------------------------------------
Effective income tax rates             39.2%  41.6%  40.75%
==========================================================

The following is a schedule of the net current deferred tax assets and long-term deferred tax liability accounts by tax jurisdiction as of December 31:

                                        1995                       1994
                            ------------------------    ------------------------
                               Current     Long-term       Current     Long-term
                              Deferred  Deferred Tax      Deferred  Deferred Tax
In thousands                Tax Assets   Liabilities    Tax Assets   Liabilities
================================================================================
Federal                         $2,195       $ 7,267        $2,626       $ 6,732
State                            2,277         3,679           776         2,225
Foreign                            118         3,261            83         2,795
- --------------------------------------------------------------------------------
   Total                        $4,590       $14,207        $3,485       $11,752
================================================================================

                                     1995                         1994
                          ---------------------------  -------------------------
                          Deferred Tax   Deferred Tax  Deferred Tax Deferred Tax
In thousands                   Assets     Liabilities        Assets  Liabilities
================================================================================
Accounts receivable             $  827       $    --        $  833  $         --
Inventory                          580            --           814            --
Plant and equipment                 --        10,412            --        10,600
Other accrued expenses           1,257            --         1,838            --
Retirement accounts                498            --           742            --
Other, net                          --         2,367            --         1,894
- --------------------------------------------------------------------------------
   Total                        $3,162       $12,779        $4,227       $12,494
================================================================================

The Internal Revenue Service is currently examining the Company's federal income tax returns for the years 1990 through 1992. Lydall's management believes any potential issues resulting from this examination will be immaterial to the consolidated financial position or results of operations of the Company.

36 | Lydall, Inc. Annual Report 1995

                The Internal Revenue Service conducted its examination of the Company's federal income tax returns for the years 1987, 1988, and 1989 and proposed various adjustments which increased federal taxable income in those years. During December 1994, Lydall settled all but one issue raised during the examination and paid approximately $600 thousand in taxes and $400 thousand in interest. The final issue was resolved in January of 1996. Lydall paid approximately $277 thousand in taxes and $251 thousand in interest which had been accrued at December 31, 1995.

                Unremitted earnings of foreign subsidiaries which are deemed to be permanently invested amounted to $1.7 million at December 31, 1995. The unrecognized deferred tax liability on those earnings is not practical to calculate.

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

                There are over 800 potentially responsible parties ("prp") which have been identified by the Site Steering Committee. Of these, 38, not including the Company's former subsidiary, are estimated to have contributed over 80 percent of the total waste volume at the site. These 38 prp's include Fortune 500 companies, public utilities, and the State of Indiana. The Company believes that, in general, these parties are financially solvent and should be able to meet their obligations at the site. The Company has reviewed the financial statements and Dun and Bradstreet reports on several of these prp's, and based on these financial reports, does not believe Lydall will have any material additional volume attributed to it for reparation of this site due to insolvency of other prp's.

                During the quarter ended September 30, 1994, the Company learned that the EPA had completed its Record of Decision ("ROD") for the Michigan site and has estimated the total cost of remediation to be between $17 million and $22 million. Based on the alleged volumetric contribution of its former subsidiary to the site, and on the EPA's estimated remediation costs, Lydall's alleged total exposure would be less than $100 thousand, which has been accrued. In June 1995, the Company and its former subsidiary were sued in the Northern District of Indiana by the insurer of the current operator of the former subsidiary's plant seeking contribution. No demand has been formally made in this matter; however, the Company believes it has several defenses to the action.

                Management believes the ultimate disposition of the claim will not have a material adverse effect upon the Company's consolidated financial position or results of operations.

SUBSEQUENT
EVENT On March 19,1996, patent litigation brought by ATD Corporation ("ATD") against Lydall in the United States District Court for the Eastern District of Michigan Southern Division was concluded with all of ATD's claims for damages being denied. An eight-member jury decided in favor of Lydall in the lawsuit filed by ATD alleging patent infringement of two ATD patents for all-metal insulators by Lydall's all-metal automotive heat shields.

37 | Lydall, Inc. Annual Report 1995

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


                In June 1995, ATD filed an amended complaint against Lydall, Inc. alleging that the Company willfully infringed ATD's patents, both literally and under the Doctrine of Equivalents. ATD sought as relief for Lydall's alleged infringement both an injunction and damages. Lydall vigorously contested this action and filed a counterclaim to invalidate ATD's patents.

                On January 9, 1996, a decision on the parties' cross motions for summary judgment was entered. The Court ruled that Lydall's all-metal shield products did not literally infringe ATD's patents and gave the issue of equivalency, i.e., the degree to which Lydall's products are different from ATD's products, to a jury to decide. The Court also gave the issue of validity of ATD's patents to the jury. Shortly before the trial began, the Court ruled that Lydall did not willfully infringe.

                The trial began on February 21, 1996 and concluded on March
                19, 1996. The jury decided in favor of Lydall on the issue of infringement of the patents involved in the suit on all but one claim of one of the two patents. With respect to that claim, the jury had voted seven to one for noninfringement, but because a unanimous vote was required, the judge declared the jury deadlocked. The jury found that key claims which formed the basis of both of ATD's patents to be invalid. In view of the jury's decisions in Lydall's favor, ATD's claim for damages was denied.

38 | Lydall, Inc. Annual Report 1995

REPORT OF
INDEPENDENT
ACCOUNTANTS     To the Board of Directors and Stockholders of Lydall, Inc.:

                We have audited the accompanying consolidated balance sheets of Lydall, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lydall, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                As discussed in the notes to the consolidated financial statements, the Company has changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1993.

                Hartford, Connecticut
                February 9, 1996, except as to the information presented in the Subsequent Event footnote, for which the date is March 19, 1996
                                                        Coopers & Lybrand L.L.P.


MANAGEMENT'S
REPORT While Lydall's financial statements and the related financial data contained in this Annual Report have been prepared in conformity with generally accepted accounting principles, and such financial statements have been audited by Coopers & Lybrand L.L.P., the ultimate accuracy and validity of this information is the responsibility of the Company's management. To carry out this responsibility, Lydall maintains comprehensive financial policies, procedures, accounting systems and internal controls which management believes provide reasonable assurance that accurate financial records are maintained and corporate assets are safeguarded.

                The Audit Committee of the Board of Directors, consisting of three outside directors, meets regularly with Company management and the internal auditors to review corporate financial policies and internal controls. The Audit Committee also meets with the independent auditors to review the scope of the annual audit and any comments they may have regarding the Company's internal accounting controls.

                In management's opinion, Lydall's system of internal accounting control is adequate to ensure that the financial information in this report presents fairly the Company's operations and financial condition.

                John E. Hanley
                Vice President-Finance and Treasurer

39 | Lydall, Inc. Annual Report 1995

FIVE-YEAR STATISTICAL REVIEW

$ thousands except per-share amounts                  1995          1994           1993          1992          1991
====================================================================================================================
Financial results
Net sales                                        $   252,128   $   213,072   $   157,431   $   151,148   $   135,487
Income before cumulative effect of
   accounting change                                  22,438        15,503        10,013         9,038         8,486
Net income                                            22,438        15,503        10,248         9,038         8,486
- --------------------------------------------------------------------------------------------------------------------
Common stock per-share data
Income before cumulative effect of
   accounting change                             $      1.23   $       .86   $       .57   $       .52   $       .47
Net income                                              1.23           .86           .58           .52           .47
Common stockholders' equity                             5.88          4.57          3.63          3.08          2.50
- --------------------------------------------------------------------------------------------------------------------
Financial position
Total assets                                     $   158,072   $   136,613   $   107,842   $    99,353   $    93,213
Working capital                                       52,730        30,823        31,791        24,614        19,743
Current ratio                                           2.77          1.93          2.48          2.11          1.96
Long-term debt, net of
   current maturities                                  7,750        10,607        11,171        16,195        22,737
Total stockholders' equity                           101,811        76,227        60,057        50,071        39,074
Debt to total capitalization                             9.4%         15.0%         18.7%         27.7%         39.7%
- --------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment
Net property, plant, and equipment               $    60,074   $    54,771   $    49,364   $    46,269   $    45,418
Capital additions from acquisitions                      --          3,077            --            --         8,120
Other capital additions                               12,006         7,979         6,253         6,235         4,121
Capital divestments, net                                 632           687           356           487           221
Depreciation                                           7,122         6,101         4,997         4,347         3,784
- --------------------------------------------------------------------------------------------------------------------
Performance ratios and other items
Return on average assets                                15.2%         12.7%          9.9%          9.4%          9.6%
Return on average common stockholders' equity           25.2%         22.8%         18.6%         20.3%         21.9%
Return on sales                                          8.9%          7.3%          6.5%          6.0%          6.3%
Days of inventory on hand (FIFO)                          32            35            48            53            58
Days of receivables outstanding                           49            47            52            57            56
Number of employees at year-end                        1,227         1,306           944           945           947
- --------------------------------------------------------------------------------------------------------------------
Shares and stockholders
Weighted average common stock
   and equivalents                                18,313,000    17,953,000    17,582,000    17,421,000    18,101,000
Common shares outstanding at year-end             17,320,252    16,677,524    16,538,126    16,239,380    15,605,404
Stockholders at year-end                               1,918         1,900         1,904         1,960         2,015
Market price per share of common stock
   Highest close                                 $     28.50   $     18.63   $     10.69   $     11.17   $      8.21
   Lowest close                                  $     14.75   $     10.13   $      9.50   $      8.04   $      4.29
====================================================================================================================

Share figures adjusted to reflect a two-for-one stock split in 1995, a three-for-two stock split in 1993, and a two-for-one stock split in 1991.

40 | Lydall, Inc. Annual Report 1995

OFFICERS, DIRECTORS, AND STOCKHOLDER INFORMATION

OFFICERS

Leonard R. Jaskol
Chairman and Chief Executive Officer

John E. Hanley
Vice President-Finance and Treasurer

Carole F. Butenas
Vice President-Investor Relations

Alan J. Gnann
Vice President-Corporate Development

Mary Adamowicz
General Counsel and Secretary

Geoffrey W. Nelson
Assistant Secretary


DIRECTORS

Lee A. Asseo 2,6
Chairman and Chief Executive Officer
The Whiting Company

Paul S. Buddenhagen 1,6
Vice President
Mercer Management Consulting, Inc.

Carole F. Butenas 5
Vice President-Investor Relations
Lydall, Inc.

Samuel P. Cooley 3,4
Retired Executive Vice President
and Senior Credit Approval Officer
Fleet Bank

W. Leslie Duffy 3,5
Partner
Cahill Gordon & Reindel

Leonard R. Jaskol 1,5,6
Chairman and Chief Executive Officer
Lydall, Inc.

William P. Lyons 3,4
Chairman
JVL Corp.

William J. Rankin 3
President
Lydall & Foulds Division
Lydall Logistics Management Division

Joel Schiavone 1
President and Chief Executive Officer
The Schiavone Corporation

Roger M. Widmann 2,5
Senior Managing Director
Castle, Harlan & Widmann
Energy Partners L.L.C.

Albert E. Wolf 2,4
Chairman
Checkpoint Systems, Inc.


1 Executive Committee
2 Compensation and Stock Committee
3 Pension Committee
4 Audit Committee
5 Development Committee
6 Nominating Committee

ANNUAL MEETING

Lydall's annual meeting will be
held on Wednesday, May 15, 1996
at 11:00 a.m. at The Hartford Club
located at 46 Prospect Street in
Hartford, Connecticut.

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


TRANSFER AGENT

American Stock Transfer &
Trust Company
New York, New York


AUDITORS

Coopers & Lybrand L.L.P.
Hartford, Connecticut


STOCKHOLDER INFORMATION

Lydall Common Stock is traded on
the New York Stock Exchange under the
symbol LDL. During 1995 and
1994, 3,748,500 and 2,765,600 shares,
respectively, were traded. The
closing price on December 31, 1995 was $22.75.

As of March 18, 1996, the record date of Lydall's 1996 Annual Meeting, 1,910 stockholders of record held 17,393,626
shares of Common Stock.

The following are the high, low and
closing prices of Lydall Common Stock
for each quarter during the past two
years. Prior-period prices are restated
to reflect a two-for-one stock split
distributed in June of 1995.

Quarters                1        2        3        4
====================================================
1995        High  $17.625  $22.000  $26.000  $28.500
            Low    14.750   16.500   21.750   21.500
            Close  16.875   22.000   24.875   22.750

1994        High  $13.688  $14.375  $17.250  $18.625
            Low    10.125   12.250   13.250   15.500
            Close  12.563   13.125   17.250   16.250
====================================================

Any stockholder correspondence
regarding change of address or
other recordkeeping matters
may be addressed to:
Isaac Kagan
American Stock Transfer &
Trust Company
40 Wall Street
New York, New York 10005
Telephone: 800-937-5449

All other stockholder correspondence --
questions about the Company and requests for Lydall's Annual Report and Form 10-K
- -- may be directed to:
Carole F. Butenas
Vice President-Investor Relations
Lydall, Inc.
P.O. Box 151
Manchester, Connecticut 06045-0151


Lydall hires and promotes qualified
employees in accordance with the law
without regard to race, color, religion, sex, national origin, age, sexual preference, marital status, or physical or mental disabilities except where, in management's view, a disability interferes with job performance or can not be reasonably accommodated.

41 | Lydall, Inc. Annual Report 1995

DIRECTORY

CORPORATE HEADQUARTERS
Lydall, Inc.
One Colonial Road
P.O. Box 151
Manchester, Connecticut 06045-0151
Telephone   (860) 646-1233
Facsimile   (860) 646-4917
Facsimile   (860) 646-8847

AXOHM DIVISION

Division President
Elliot F. Whitely
Saint-Rivalain
56310 Melrand
France
Telephone   33-97-28-5300
Facsimile   33-97-39-5890

COMPOSITE MATERIALS DIVISION

Division President
John J. Worthington

12 Davis Street
P.O. Box 400
Hoosick Falls, New York 12090-0400
Telephone   (518) 686-7313
Facsimile   (518) 686-7205

Covington Operation
230 Industrial Park Road
P.O. Box 599
Covington, Tennessee 38019
Telephone   (901) 476-7174
Facsimile   (901) 476-9685

LOGISTICS MANAGEMENT, INC.

Division President
William J. Rankin
580 Parker Street
P.O. Box 151
Manchester, Connecticut 06045-0151
Telephone   (860) 646-1233
Facsimile   (860) 645-0822

LYDALL & FOULDS DIVISION

Division President
William J. Rankin
580 Parker Street
P.O. Box 151
Manchester, Connecticut 06045-0151
Telephone   (860) 646-1233
Facsimile   (860) 646-4448


LYDALL INTERNATIONAL, INC.
Saint-Rivalain
56310 Melrand
France
Telephone   33-97-28-8989
Facsimile   33-97-28-8980

Branch Office
Comodo Nishi-Azabu Building
25-22, Nishi-Azabu 2-Chome
Minato-ku, Tokyo 106 Japan
Telephone   81-3-3406-1575
Facsimile   81-3-3406-1577

MANNING NONWOVENS DIVISION

Division President
James P. Carolan
P.O. Box 328
Troy, New York 12181
Telephone   (518) 273-6320
Facsimile   (518) 273-6361


SOUTHERN PRODUCTS DIVISION

Division President
Raymond J. Lanzi
3021 Vernon Road
P.O. Box 9550
Richmond, Virginia 23228
Telephone   (804) 266-9611
Facsimile   (804) 266-3875

Jacksonville Operation
500-B North Ellis Road
Jacksonville, Florida 32254
Telephone   (904) 783-1247
Facsimile   (904) 783-8907

Sales Office
1300 West Lodi Avenue, Suite A9
Lodi, California 95242
Telephone   (209) 333-0885
Facsimile   (209) 333-0887

TECHNICAL PAPERS DIVISION

Division President
Elliott F. Whitely
Chestnut Hill Road
P.O. Box 1960
Rochester, New Hampshire 03866-1960
Telephone   (603) 332-4600
Facsimile   (603) 332-9602
Facsimile   (603) 332-3734


WESTEX DIVISION

Division President
Christopher R. Skomorowski
Brooks Crossroads
P.O. Box 109
Hamptonville, North Carolina 27020
Telephone   (910) 468-8522
Facsimile   (910) 468-8555

Columbus Operation
6767 Huntley Road
Columbus, Ohio 43229
Telephone   (614) 885-6379
Facsimile   (614) 885-5967

Rockwell Operation
711 Palmer Road
Rockwell, North Carolina 28138
Telephone   (704) 279-5031
Facsimile   (704) 279-6104

Sales Office
4555 Corporate Drive
Suite 205
Troy, Michigan  48098
Telephone   (810) 952-5570
Facsimile   (810) 952-5575
                                                                lydall,inc
lydall,inc
One Colonial Road
P.O. Box 151
Manchester, CT 06045-0151