Form 10-K405, Exhibit 13
period 1996-12-31
LYDALL INC /DE/
filed 1997-03-27
CIK 60977

[LOGO OF LYDALL, INC. APPEARS HERE]

One Colonial Road     P.O. Box 151    Manchester, CT 06045-0151

                      [LOGO OF LYDALL, INC APPEARS HERE]     1996 Annual Report

                            ADVANCING TECHNOLOGIES

                                                         [GRAPHICS APPEARS HERE]

1996 Highlights
--------------------------------------------------------------------------------

12TH CONSECUTIVE YEAR OF EARNINGS GROWTH

RECORD GROSS MARGIN - 32.5%

RECORD RETURN ON SALES - 9.8%

RECORD OPERATING CASH FLOW - $48.2 MILLION

STRATEGIC ACQUISITION - SPECIALIZED ADVANCED COMPOSITES

                            [GRAPHICS APPEAR HERE]

PRODUCT OVERVIEW

Air Filtration   Lydall is a leading manufacturer of high-efficiency glass
microfiber air filtering media for rigid-frame filtration applications. Lydair/R/ filtration media filter the air in clean rooms of hospitals, industrial facilities, pharmaceutical processing plants, research laboratories, and semiconductor manufacturing sites around the world.

Heat-Management Systems   Lydall's patented automotive thermal barrier and heat
shielding components provide design engineers with effective solutions to heat-management problems throughout the vehicle. The Company also manufactures industrial insulating materials which perform in temperatures as high as 3,000(degree)F (1,649(degree)C).

Materials Handling   Lydall produces a full line of materials-handling products, including Ly-Pak/R/ solid fiber "push-pull" slip sheets which replace wooden pallets and provide significant cost reductions and greater efficiency for shippers.

Liquid Filtration    Lydall's patented biomedical systems perform complex
functions as components or subassemblies in blood filters and related medical filtration devices. The Company also produces liquid filtration media used in high-efficiency, high-capacity hydraulic and lubrication elements.

Cryogenic Superinsulation   The Company's Cryotherm/R/ and CRS Wrap/TM/ products
insulate at temperatures as low as absolute zero (-459(degree)F). Applications include tanker trucks which transport liquid gases, fleet vehicles fueled by liquid natural gas, and other cryogenic storage vessels.

Other   These products include electrical insulation materials, specialty shoeboard composites, a material made from postconsumer newspapers and cardboard that replaces wood in pencils, high-performance gasket materials, and paperboard. The Company also operates a contract motor carrier that services Lydall operations as well as outside customers. In addition, Lydall recently acquired a manufacturer of high-performance woven structural composites.

Contents
------------

Financial Highlights    1

Letter to Stockholders  2

Strategic Focus         7

Financial Review       15

Lydall possesses extensive fiber and fiber-composite knowledge as well as a variety of proprietary manufacturing capabilities. The Company's core competence is designing and producing technologically advanced, unique materials for critical, high-performance applications.

Lydall develops engineered, specialty products primarily in the areas of air and liquid filtration, thermal barriers and insulation, electrical insulation, and materials handling. A customer-driven company, Lydall is known for its exceptional service, high quality, and innovative product solutions.


Financial Highlights
--------------------------------------------------------------------------------------------------------------

                                                                                                  Percent
                                                                                                 Increase
In thousands except per-share data                               1996              1995         (Decrease)
==============================================================================================================
Net sales                                                    $252,652          $252,128                 -
 ..............................................................................................................
Net income                                                     24,736            22,438                10
 ..............................................................................................................
Net income per common share                                      1.37              1.23                11
 ..............................................................................................................
Stockholders' equity                                          117,844           101,811                16
 ..............................................................................................................
Stockholders' equity per share                                   6.89              5.88                17
 ..............................................................................................................
Market capitalization at December 31,                         384,570           394,036                (2)
 ..............................................................................................................
Closing price NYSE on December 31,                              22.50             22.75                (1)
 ..............................................................................................................
Weighted average common
stock and equivalents outstanding                              18,107            18,313                (1)
==============================================================================================================

OPERATING CASH FLOW - EBITDA

[BAR GRAPH APPEARS HERE]


To Our Stockholders and Employees

Lydall reached a number of milestones during 1996. We posted record earnings for the twelfth consecutive year and increased sales for the sixth year in a row. Gross margin rose to a record $82.1 million, or 32.5 percent of sales, and after-tax return on sales was a record 9.8 percent. We generated record operating cash flow (EBITDA) for the year of $48.2 million, and we acquired a materials business which, for the first time, moved us beyond nonwoven products into woven media. Also, Lydall was recognized by Forbes as one of the best 200 small companies in America in 1996.

Our momentum was tempered, however, by some less-than-favorable market conditions during the year which restricted sales growth. The dynamics of this slowdown in sales growth are discussed in detail under "Products and Markets" in this letter and in the Sales section of "Analysis of Results."

All in all, I would describe 1996 as a year in which we invested a great deal of energy and made significant strides toward shaping the Lydall of tomorrow. The intensity and focus of our efforts will be recognized as having laid the foundation for future sales and earnings growth. We invested in new-product development and focused on advancing our current technologies and identifying new markets for existing technologies. Our search for strategic acquisitions intensified. We continued to build upon our comprehensive quality programs and enjoyed new successes from these efforts. Capital investments in projects to enhance our products and processes further strengthened the Company.

Products and Markets

Although business conditions overall were more difficult in 1996 than in 1995, we experienced solid growth of thermal barrier products, particularly for automotive heat-shield applications. Thermal barrier sales accounted for 38 percent of 1996's total sales. Sales to the three major U. S. automotive manufacturers accounted for 29 percent of total sales. We continued to increase penetration of this market through the identification of new applications, crossing to different models with existing applications, and gaining recognition as a total system producer.

Air and liquid filtration media sales, representing 24 percent of total sales, slowed during 1996 from the extraordinary pace experienced in 1995 and 1994. High-efficiency air filtration media, sold to filter manufacturers for clean-room applications, accounted for the majority of total filtration sales. Of these sales, we estimate that one-third are semiconductor related. Although Lydall's sales in this area do not directly track the ups and downs of the semiconductor market, there is an influence. The slower growth of these products in the second half of 1996 related primarily to postponements of planned semiconductor clean-room construction and inventory reductions by our customers.

In general, the long-term growth prospects for our air filtration business are very promising. Underlying demand for an increasing variety of clean rooms remains strong. In addition, we see opportunities for increasing demand in developing countries. The home air filtration market also shows good growth potential, domestically and overseas.

To a lesser degree, the decline in electrical insulation sales also contributed to slower sales growth. These products accounted for 6 percent of total sales in 1996. Most of the decline related to the further decay of cellulose-based battery separator products in Europe. As we have said for a number of years, this decay has not been unexpected, and, in fact, has stretched over a longer time period than we initially anticipated.

In 1991, we acquired the Axohm operation in France, where these battery separator materials are made, to add manufacturing capacity in Europe for filtration and thermal materials and to increase market share overseas. Since 1991, an increasing number of filtration and thermal products have been qualified for manufacture in France. Operating in France has also facilitated the establishment of a European distribution center. This has particularly benefited sales of our filtration products but has also been important in increasing market penetration for certain thermal materials and our materials-handling products.

Sales of our materials-handling products, which accounted for 13 percent of total sales in 1996, were off from record highs last year. This has always been a solid growth business for us. Lower sales in 1996 were primarily a result of deflationary pressures. Raw-material prices increased dramatically in 1995, and we passed through corresponding price increases. In 1996, the opposite was true. This is one area of our business where the market tracks decreases in raw materials and, in turn, demands corresponding price reductions. Thus, we suffered price erosion in 1996 as raw-material costs decreased. Despite this, unit volume and profitability remained healthy. As we enter 1997, this market seems to be stabilizing domestically, and we are looking to grow internationally, particularly in South America and Asia.

Acquisitions

Acquisitions have played, and will continue to play, an important role in Lydall's long-term growth. For the past ten years, sales have grown at a compound annual rate of 13 percent, and earnings have grown at 24 percent. Acquisitions accounted for roughly 40 percent of the sales growth. The timing of acquisitions, new product introductions, and economic cycles explains in part Lydall's historic pattern of periods of high growth, followed by a leveling off, then another period of high growth.

Lydall actively seeks companies or product lines that complement existing businesses and expand its strategic focus. We look for opportunities that, while profitable, can benefit

NET SALES

[BAR GRAPH APPEARS HERE]


RETURN ON SALES

[BAR GRAPH APPEARS HERE]

NET INCOME

[BAR GRAPH APPEARS HERE]

EARNINGS PER SHARE

[BAR GRAPH APPEARS HERE]


from Lydall's culture, process knowledge, marketing know-how, and distinct approach to quality and cost containment.

Today, we have the financial wherewithal to make much larger acquisitions than we could have a few years ago. We have looked at companies with sales ranging from $10 million to $180 million. During 1996, we came close with a number of opportunities, but for one reason or another, were not able to come to terms. However, at the end of December, we purchased a specialty company in Hatboro, Pennsylvania, that presents attractive product and market opportunities.

Textile Technologies Industries, Inc., now known as the Hatboro Operation of Lydall Manning, posted sales of approximately $14 million in 1996. It manufactures components utilized in highly specialized, advanced structural materials which are sold to the aerospace, marine, medical device, automotive, and sporting goods industries. The Operation uses an array of sophisticated fibers including carbon/graphite, glass, ceramic, and aramid to produce high-performance, specialty materials.

This acquisition expands Lydall's breadth of engineered materials to include woven advanced composites and strengthens our position in existing markets, as well as places us in some exciting new markets. Approximately 60 percent of Hatboro's sales are to high-performance aerospace and marine applications where extremely strong, yet lightweight composite materials are required.

Comprehensive Quality Program

As our long-term growth pattern shows, we, on average, grow earnings close to twice the rate of sales. Our comprehensive quality program and its continuing positive effect on margins play a big role in this phenomenon. Lydall's core gross margin (excluding recent acquisitions) has increased from 29 percent of sales in 1988 to over 34 percent today. Lydall's quality program is also a major factor in our ability to gain market share and to further improve acquired companies.

The program has one clear objective - to manufacture and deliver a perfect product every time. This includes everything from statistically controlled formulations and processing to on-time delivery and post-sale customer relations. You may find this goal a bit idealistic. However, continuing pursuit of this ideal results in constant enhancement of our products and processes, elimination of waste, and better customer service.

The ongoing improvement at the Columbus Operation, acquired in 1994, is an excellent example of what the program can mean to an acquisition. Columbus contributed substantially to Lydall's margin expansion in 1996 as a direct result of major process changes and improved operating performance driven by the underlying premise of our quality program.

Company-wide efforts to streamline operations and improve efficiencies under our comprehensive quality program yielded near record savings of $2.9 million in 1996. Since 1986, when we began reporting "cost of quality," we have recognized savings averaging over $2 million a year.

Also related to our quality efforts, we have been dedicating a great deal of time and energy to ISO 9000 certification at all our plants. This extensive quality assurance program validates the quality and reliability of our systems to customers and suppliers worldwide and is critical to international expansion. I am very pleased that another facility attained this distinction in 1996. Congratulations to our Manning, Green Island Operation.

Financial Position

Our financial position is exceptional. As of December 31, 1996, cash, cash equivalents, and short-term investments totaled $43.2 million; working capital, $53.4 million; total debt to total capitalization was 13 percent; debt to equity, 15 percent; and our current ratio was 2.24. We have a healthy borrowing capacity. Keeping a conservative debt-to-total-capitalization ratio of 40 percent, as of December 31, 1996, we could have borrowed up to $75 million. Our borrowing power plus cash would enable us to comfortably acquire a relatively large company or a number of small- to medium-sized businesses.

In addition to acquisitions, the Company from time to time uses its cash to buy back stock on the open market when conditions are favorable. This purchasing is authorized by an ongoing Board-approved program under which the number of shares purchased is tied to the number of stock option awards granted in previous years. In 1996, we purchased 457,200 shares at an average per-share price of $22.61.

Capital expenditures in 1996 amounted to $10.9 million. Our 1997 budget plan calls for expenditures totaling $16.4 million. This increase primarily relates to a major management information system project scheduled to be implemented over the next three years.

Investment in the Future

We focus capital investment primarily on strategic projects to improve product quality, process efficiencies, and productivity. The upgrading of our entire management information system, an effort we have named Lydall 2000, meets all these criteria.

Lydall 2000 will provide a flexible platform to address the dynamic business environment of the 21st Century. Access to real-time information will speed our decision-making process and enhance our response time to customers. All Lydall locations will benefit from this comprehensive system upgrade, as will future acquisitions. It will enable us to institute programs such as our comprehensive quality program faster and more efficiently.

TOTAL CAPITALIZATION

[BAR GRAPH APPEARS HERE]

CLOSING MARKET PRICE PER SHARE

[BAR GRAPH APPEARS HERE]

PRODUCT AREAS
AS PERCENT OF
1996 SALES
-------------

[PIE CHART
APPEARS HERE]

-------------

The new system will also solve the century-dating issue we all have been hearing about, help to reduce the time it takes to commercialize new products, and provide more timely information to all levels of management. Although this effort represents a significant investment over the next three years, it also earmarks many savings opportunities and is expected to produce an exceptional return on investment.

Looking Forward

Lydall's strong sense of purpose and the same kind of behind-the-scenes drive and intensity evident in 1996 will fuel our future growth and success. It is apparent in our innovative problem-solving approach to product development and in the hard work by people throughout the Company. It is reflected in our rigorous quality programs and in the strength of our balance sheet. We look forward to the excitement and challenge of achieving our next level of growth.


[PHOTO OF LEONARD R. JASKOL                /s/ Leonard R. Jaskol
 APPEARS HERE]
                                           LEONARD R. JASKOL
                                           -----------------------------------
                                           Chairman and Chief Executive Officer

Strong Strategic Focus

PRODUCER OF TECHNOLOGICALLY ADVANCED ENGINEERED MATERIALS
FOR DEMANDING SPECIALTY APPLICATIONS

PRODUCTS WHOSE TECHNOLOGIES ARE CONTINUOUSLY BEING UPGRADED
AND WHICH ARE SOLD TO NICHE MARKETS

CUSTOMER-DRIVEN, HIGHLY RESPONSIVE TO SERVICE, QUALITY, AND
END-USE REQUIREMENTS
 ..................................................................

Lydall's commitment to customer needs and its concentration on products whose technologies are continuously being advanced are supported by extensive testing and development capabilities. Lydall's focused capital spending is closely tied to sustaining new-product commercialization opportunities and fostering continuous improvement in the quality of processes and products. As a result, Lydall provides a full range of services to its customers--from design and development to final production.

In many instances, Lydall and its customers form development teams, with Lydall functioning as an extension of a customer's in-house capabilities. Many of these development projects being long before a final product is manufactured-- sometimes three or four years before commercialization.

Focusing on technologies which are continuously advancing is a strategy that Lydall applies to all areas of its business. By concentrating on niches with dynamic technologies and by actively managing the process, Lydall continues to be a leader in providing innovative product solutions to meet customers' critical needs.

[GRAPHICS APPEAR HERE]
                                  Automotive

                                     HEAT-MANAGEMENT SYSTEMS

Since entering the automotive thermal-barrier market in the mid-1980's, Lydall has expanded its line of patented heat-management systems to address a wide array of applications in an ever increasing number of vehicles. The Company's ability to continually advance the technology of its thermal-barrier product lines and to effectively address customer needs has been paramount to its success in this industry.

Years ago, automotive manufacturers identified problems, designed solutions, drew up the specifications, and handed the print to suppliers. The supplier only had to determine how to make the product most efficiently and price it. The market has changed. Detroit's original equipment manufacturers are cutting the number of direct suppliers and, in turn, are relying on qualified suppliers for complete system design.

Lydall's team of highly skilled engineers and technicians has established an engineering and testing facility equal to any professional laboratory within the industry. Capabilities, which include empirical testing as well as computational analysis, range from a proprietary heat-shield test chamber, pioneered and developed by Lydall engineers, to sophisticated CAD/CAM design systems and the latest in thermal analysis software.

                            [GRAPHIC APPEARS HERE]

                            [GRAPHIC APPEARS HERE]

HIGH-EFFICIENCY

         Air Filtration                              [GRAPHICS APPEAR HERE]

Lydall continuously works to advance the breadth and efficiency of its air filtration products. The Company's engineers have developed one of the most sophisticated filtration testing and development laboratories in the industry to support its commitment to technological advancement.

Lydall's development capabilities have been key to achieving a leadership position in the high-efficiency air filtration market. The Company's technicians and researchers work with clean-room designers as well as with Lydall's direct customers, the filter manufacturers, to anticipate technological needs of the industry.

Lydair(R) filtration media are sold to rigid-frame filter manufacturers who process, pleat, and assemble the media into a filter housing. These filter systems are then sold for use in a wide variety of clean rooms -- hospitals, laboratories, and food, chemical, and pharmaceutical processing plants -- wherever the need for clean air is critical.

Typically, end-users in the industry have set the standards, but through extensive research and development efforts, Lydall has, in many cases, become the driver of change.

Cryogenic

    SUPERINSULATION

The extreme conditions (temperatures approaching absolute zero, or minus 459(degrees)F) under which Lydall's cryogenic insulating products perform require materials with highly engineered physical properties that are difficult to design and produce. Because of outgassing that occurs during vacuum drawdown and the absolute requirement for noncombustible insulating materials, Lydall's completely inorganic and binderless systems are preferred. Cryotherm(R) materials are binderless; no resins are added to hold the material together. They are 100-percent inorganic and nonflammable and represent the worldwide benchmark for thermal efficiency in cryogenic environments.

As a global leader in cryogenic insulating technology, Lydall has developed unparalleled testing capabilities in the field of low-temperature, vacuum insulation. For example, its custom-designed cryostat testing equipment, developed in-house by Lydall engineers, surpasses any in the industry and is comparable to government and university testing resources. Lydall's years of experience, broad technical knowledge, and extensive analytical tools provide customers with a valuable resource beyond traditional suppliers. Customers look to Lydall to develop the most efficient, cost-effective system for specific applications and distinct operations.

[GRAPHICS APPEAR HERE]

                            [GRAPHIC APPEARS HERE]

                                                          [GRAPHICS APPEAR HERE]
Expansion

   THROUGH ACQUISITION

Acquisitions are an important part of Lydall's growth. Lydall seeks opportunities that complement existing businesses, enhance its product lines and market positions, or expand the Company's strategic focus.

In 1996, Lydall purchased Textile Technologies Industries, Inc., now the Hatboro Operation of Lydall Manning. This acquisition fits Lydall's strategy of focusing on products and markets with a highly advanced, evolving technological component. In addition, it expands Lydall's breadth of engineered materials to include advanced woven composites, strengthens existing market positions, and places the Company in exciting new arenas.

The Hatboro Operation manufactures components that are used in highly specialized, advanced structural materials sold to the aerospace, marine, medical device, automotive, and sporting goods industries. Utilizing an array of sophisticated fibers including carbon/graphite, glass, ceramic, and aramid, these extremely strong, yet lightweight materials are employed in such high-performance applications as F-22 fighter planes, C-130 cargo aircraft, the Boeing 777, high-performance bicycle frames and wheels, sophisticated sailboats, and NASCAR bumpers. Lydall has had a minor presence in these markets in the past and expects this acquisition to provide many new opportunities.

     16      Analysis of Results                                   FINANCIAL
                                                                   REVIEW
     24      Key Financial Items

     25      Income Statements

     26      Balance Sheets

     28      Statements of Cash Flows

     29      Statements of Changes in Stockholders' Equity

     30      Notes to Consolidated Financial Statements

     40      Report of Independent Accountants

     40      Management's Report

     41      Five-Year Statistical Review

     42      Officers, Directors, and Stockholder Information

     IBC     Directory of Locations

Analysis of Results


SALES
--------------------------------------------------------------------------------


Overview

Sales grew modestly in 1996 to $252.7 million from $252.1 million in 1995, marking Lydall's sixth consecutive year of record sales. Attaining the substantial increases achieved in the previous two years was made difficult in 1996 by a severely deflationary market for the Company's materials-handling products, which depressed sales by $5.6 million. In 1995 and 1994, increases were augmented by strong new-product sales and acquisitions.

Acquisitions had a small impact on 1996 revenues, in contrast with 1995 and 1994 when newly acquired companies added significant sales volume. For the three years shown in the "Statements of Changes in Sales," acquisitions refer to the Columbus Operation, a supplier of fiber-and-metal thermal barriers to the domestic automotive industry, and the Jacksonville Operation, a producer of materials-handling products. Both operations were acquired in 1994.

Internal marketing actions and external forces largely offset each other in 1996. In 1995, gains from aggressive internal marketing programs outweighed the slight negative impact of external forces. In 1994, both internal and external forces had a positive effect on sales.


Acquisitions

For analytical purposes, Lydall reports the results from acquired companies or product lines as acquisitions for the first three fiscal years of operation.

During 1996, the Columbus and Jacksonville Operations produced modest additional growth of $900 thousand, compared with incremental growth of $8.6 million in 1995 and $26.1 million in 1994. During 1994, Lydall owned the Columbus Operation for ten months and the Jacksonville Operation for six months.

Revenues from the Columbus Operation were stable in 1996 compared with 1995 as management focused heavily on process improvements and margin expansion. Throughout 1996, Jacksonville operated in a deflationary market in which unit prices declined in direct proportion to dropping linerboard prices. Pure deflation reduced revenues by $1.2 million in 1996 at Jacksonville; however, increased unit volume alleviated the negative effect.


Internal Marketing Actions

Over the past three years, Lydall generated significant incremental revenues by commercializing new products, increasing market share, and raising prices as market conditions permitted. Although pricing actions are clearly internally driven, external market forces can heavily influence these decisions, as was the case in 1996. Factoring in the $5.6 million deflationary effect of the materials-handling business, internal marketing gains totaled $9.5 million in 1996. This compares with gains of $33.0 million in 1995, a year in which inflationary price increases were a major factor, and $24.9 million in 1994.

The Company successfully commercialized $11.8 million of new products in 1996, mostly in thermal barriers sold to the domestic automotive industry. The next generation of battery insulation, including soft-wrap designs, and additional market penetration of the Company's all-metal shields produced the majority of this new commercialization. Expansion of high-efficiency air filtration products through the introduction of several new grades also contributed to incremental sales growth during the year. Product introductions totaled $17.6 million in 1995 and $15.2 million in 1994.

Market-share gains, other than those stemming solely from new products, were $1.5 million in 1996, $5.4 million in 1995, and $10.9 million in 1994. New-product and market-share gains in 1995 and 1994 emanated largely from the air filtration and thermal barrier markets.

Lydall discontinued sales of $2.8 million in 1996, after discontinuing product revenues of $3.1 million in 1995 and $4.8 million in 1994. In all three years, most of the decline resulted from new-product introductions directly displacing existing product offerings.

Net pricing actions had less of an effect on sales growth in 1996 than in the record year of 1995 when commodity inflation reached a cyclical peak. For 1996, net pricing actions produced a drop in sales of $1.0 million, excluding the $1.2 million decline in prices attributable to the Jacksonville Operation, which is captured under "Acquisitions." The main driver of increases and decreases in sales from pricing actions in the past two years has been the cost of linerboard, an important raw material in the materials-handling business. In 1996, Lydall reduced prices of materials-handling products in direct relation to dropping linerboard costs. While margins in this product line remained consistent, net revenues dropped by almost 15 percent. Without the impact of this product line, price increases were moderate in 1996, averaging about 1.4 percent of sales.

In 1995, when the cost of raw materials rose rapidly in the linerboard and other pulp and paper markets, Lydall was able to pass on significant price increases. Price increases, averaging between 5 and 6 percent of sales, generated $13.1 million in 1995.

Price increases in 1994 averaged 2.3 percent of sales.


External Market Forces

Lydall defines external forces as the effects of economic and market changes beyond the influence of management, including the effects of market decay and foreign exchange. During 1996, external forces depressed net revenues by $9.8 million, the largest negative effect since the Company began measuring external forces. The positive effects of economic and market growth, especially evident in areas of the filtration and thermal markets in 1996, were more than offset by the following factors: market decay in leaf-type battery separators sold in Europe; the design-out of certain products; and customers reusing a particular materials-handling product more than they did in the past. Management does not expect these factors to severely affect future years.

External effects resulted in a net revenue drop in 1995 of $2.6 million. Strong growth in air filtration and thermal markets, the benefit of a take-or-pay contract, and modest macroeconomic growth were more than offset by several factors, including the effects of market decay in mature markets such as battery-separator materials and footwear products. External effects produced a net positive impact of $4.7 million in 1994.


Statements of Changes in Sales

In thousands                       1996               1995              1994
----------------------------------------------------------------------------
Prior year's net sales         $252,100           $213,100          $157,400
 ............................................................................
Acquisitions                        900              8,600            26,100
Internal marketing actions        9,500             33,000            24,900
External market forces           (9,800)            (2,600)            4,700
 ............................................................................
Total change                        600             39,000            55,700
 ............................................................................
Current year's net sales       $252,700           $252,100          $213,100
----------------------------------------------------------------------------


GROSS MARGIN
--------------------------------------------------------------------------------


Overview

Gross margin rose by 6 percent to a record $82.1 million, or 32.5 percent of sales, in 1996. In 1995, gross margin was $77.7 million, or 30.8 percent of sales, compared with $64.9 million, or 30.5 percent of sales, in 1994. The acquisitions made in 1994 depressed overall gross margin percentages in both 1995 and 1994. Both Columbus and Jacksonville showed substantial margin improvement in 1996 measured against the previous two years. The integration process often results in taking steps backward before making permanent

Analysis of Results continued


progress, and this was particularly true at Columbus. Equally as important in improving margins were continuing improvements at core operations that have been owned and operated for more than three years. These operations produced gains from pricing actions and cost-reduction programs that outpaced increases in depreciation expense and other forces. The majority of gains registered in 1995 and 1994 came from increases in sales volume, followed by the impact of cost reductions and acquisitions.


Acquisitions

Margins at Columbus and Jacksonville increased by $2.2 million in 1996, following increases of $1.3 million in 1995 and $3.8 million in 1994. The improvements in 1996 were caused by improved operating performance at both plants. The increases reported in the previous two years related mostly to the partial-year effect in 1994, the year of acquisition, versus the full-year effect in 1995.

For 1996, average gross margins at these units increased by six percentage points over the margins reported in the acquisition year of 1994. Major process changes were introduced in 1995, when margins were relatively consistent with those in 1994. These longer-term investments and management changes provided significant benefits in 1996.


Effects of Changes in Sales Volume

Sales volume (other than from acquisitions or pricing actions) declined slightly, causing a negative effect on gross margin of $1.0 million. The margin decline can primarily be attributed to the transfer of air filtration grades to France where production was achieved at profitable levels, but efficiencies were not at the same level as the transferring domestic plant. Considering the high volume of business and the wide variety of grades and customer specifications that have been involved, the transfer has been an important success. Lydall was able to satisfy tremendous demand in the first half of 1996 directly as a result of the capability of the European facility to supply air filtration media.

Other dynamics such as new products and market-share changes offset negative influences including market decay and product discontinuance.

In 1995 and 1994, sales volume changes were significant, creating large increases in gross margins. The incremental margin generated in 1995 was $6.9 million. In 1994, margins rose by $11.6 million due to changes in sales volume. In both years, new-product introductions and market-share increases drove gross margin expansion.


Price Increases in Relation to Cost Increases

Net pricing actions in 1996 produced a decline in overall revenues of approximately $1.0 million, excluding the effects of acquisitions. At the gross margin level, however, the Company reported its best ever performance with a net gain of $2.2 million. Lydall was able to take advantage of weakening commodity markets to successfully leverage purchases of critical raw materials through its Lead Buyer Program. This Program capitalizes on aggregation of company-wide purchases and effective vendor evaluation and negotiation techniques to bring about meaningful savings. In 1995, Lydall was able to raise prices aggressively to stay just ahead of rapidly increasing commodity prices, which resulted in a net surplus of $900 thousand. In 1994, vendor-imposed cost increases exceeded price increases by $500 thousand.


Cost Reductions

Lydall recorded its third consecutive year of above-average cost reductions at plant facilities in 1996. A strong company-wide commitment to process improvements and active solicitation of ideas from all employees are critical elements of Lydall's Comprehensive Quality Program, also known as Cost of Quality. The relentless drive to measure and ultimately improve process efficiencies has helped to expand margins every year since the Program began over ten years ago. Net savings in 1996 were $2.9 million, following savings of $3.7 million in 1995 and $3.2 million in 1994. Especially noteworthy were the positive results achieved at our thermal-material operations at the Westex Division in North Carolina and at the Manning Division in New York through a combination of strategically focused capital spending and management programs.

Inventory Effects

Gross margins are affected by inventory write-offs, changes in FIFO inventory levels, as well as increases or decreases in LIFO reserves. In 1996, the net effect was a positive $300 thousand, compared to negative effects in 1995 and 1994 of $500 thousand and $800 thousand, respectively.


Other Effects

Other effects, including increased depreciation expense, fixed overhead changes, and product-mix changes, decreased gross margin by $2.2 million in 1996. This compares with an increase in 1995 of $500 thousand, and a decrease in 1994 of $900 thousand.


Statements of Changes in Gross Margin

$ thousands                                                    1996               1995              1994
========================================================================================================
Prior year's gross margin                                   $77,700            $64,900           $48,500
 ........................................................................................................
Acquisitions                                                  2,200              1,300             3,800

Effects of changes in sales volume                           (1,000)             6,900            11,600
Price increases in relation to cost increases                 2,200                900              (500)
Cost reductions                                               2,900              3,700             3,200
Inventory effects                                               300               (500)             (800)
Other effects                                                (2,200)               500              (900)
 ........................................................................................................
Total change                                                  4,400             12,800            16,400
 ........................................................................................................
Current year's gross margin                                 $82,100            $77,700           $64,900
 ........................................................................................................
As a percent of net sales                                      32.5               30.8              30.5
========================================================================================================


PRETAX INCOME
--------------------------------------------------------------------------------


Overview

Pretax income rose to a record $39.9 million in 1996, an 8-percent increase over 1995. Comparable increases over the prior years were 39 percent in 1995 and 57 percent in 1994. Strong internal growth combined with acquisitions drove income levels higher in both 1995 and 1994.

For the three-year period ended December 31, 1996, pretax income rose by 136 percent from $16.9 million to $39.9 million. Acquisitions accounted for approximately 17 percent of the rise, while existing operations generated the balance of the increase, including the effects of nonoperating investments and financing.


Acquisitions

The Columbus and Jacksonville operations contributed incremental pretax profits of $1.6 million, $600 thousand, and $1.7 million for 1996, 1995, and 1994, respectively. In 1994 and 1995, earnings were not significantly influenced by management as the operations were being assimilated into Lydall. During the past year, management actions to improve profitability were key to the $1.6 million pretax profit gain.


Operations

Increased profits from existing operations resulted principally from cost reductions and efficiency improvements in 1996, a year in which sales volume gains from internal marketing actions were offset by external influences such as market decay and design-out of products. Also in 1996 and 1995, the successful, but expensive, defense against a patent infringement lawsuit decreased results from existing operations.

Analysis of Results continued


Other expense declined by $200 thousand in 1996 compared with a decrease of $600 thousand in 1995 and an increase of $1.1 million in 1994. During 1995, Lydall recorded the favorable settlement of a materials contract.


Investments and Financing

Nonoperating investments and financing costs resulted in a net increment to pretax income in 1996 of $500 thousand. Cash balances grew steadily over the course of the year, more than covering capital expenditures and the repurchase of over $10 million of common stock. Interest expense declined by $200 thousand as debt levels were reduced in accordance with scheduled principal payments. In 1995, a year with no stock repurchases, the effect was a positive $1.5 million. The effect on pretax earnings in 1994 was negligible.


Statements of Changes in Pretax Income

In thousands                                                           1996               1995              1994
----------------------------------------------------------------------------------------------------------------
Prior year's pretax income                                          $36,900            $26,500           $16,900
 ................................................................................................................
Acquisitions - change in:
   Gross margin                                                       2,200              1,300             3,800
   Selling, product development,
       and administrative expenses                                     (600)              (700)           (2,100)
 ................................................................................................................
Total change from acquisitions                                        1,600                600             1,700
 ................................................................................................................
Operations - change in:
   Gross margin                                                       2,200             11,500            12,600
   Selling, product development,
       and administrative expenses                                   (1,500)            (3,800)           (3,600)
   Other expense                                                        200                600            (1,100)
 ................................................................................................................
Total change from operations                                            900              8,300             7,900
 ................................................................................................................
Nonoperating investments and financing - change in:
   Investment income                                                    300                900              (100)
   Interest expense                                                     200                600               100
 ................................................................................................................
Total change from nonoperating
    investments and financing                                           500              1,500                 -
 ................................................................................................................
Total change                                                          3,000             10,400             9,600
 ................................................................................................................
Current year's pretax income                                        $39,900            $36,900           $26,500
----------------------------------------------------------------------------------------------------------------


ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of," ("SFAS 121") was issued. The Statement sets forth guidance as to when to recognize an impairment of long lived assets, including goodwill, and how to measure such an impairment. The Statement also requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value, less cost to sell. The methodology set forth in SFAS 121 is not significantly different from the Company's existing policies. Therefore, the adoption of the Statement had no impact on the consolidated financial statements of the Company.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") was issued effective for the year ended December 31, 1996. The Company adopted the disclosure requirement of SFAS 123 as presented under "Stock Option Plans" in the "Notes to Consolidated Financial Statements." As permitted under SFAS 123, the Company elected not to adopt the fair-value-based method of accounting for its stock-based compensation plans but has continued to account for compensation under the provisions of APB No. 25. Accordingly, there was no effect on the Company's consolidated financial position or results of operations.


FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

Lydall, Inc. desires to take advantage of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995. In addition to economic conditions and market trends, the Company considered the following market circumstances in determining any forward-looking statements made in its 1996 Annual Report and Form 10-K for the fiscal year ended December 31, 1996.

A Major Downturn of the U. S. Automotive Market. Although Lydall's automotive sales are not solely contingent on the strength of the automotive market, a significant downturn of the U. S. automotive industry could have a substantial impact on Lydall's results. Twenty-nine percent of Lydall's total sales in 1996 were to the U. S. automotive market, excluding after market sales.
Lydall's primary automotive products are thermal barriers and heat shields employed both inside and outside of vehicles. Most of Lydall's products are supplied to meet unique, niche applications. There is no direct correlation between the number of Lydall parts on a vehicle and the number of units built, as with tires or steering wheels for example. Slight fluctuations in U. S. automotive production have relatively little effect on Lydall's business; however, a major downward shift could prevent Lydall from achieving its projected results.

A Significant Change in the Number of Clean Rooms being Built. Lydall's high-efficiency air filtration business is linked to the fabrication of clean rooms around the world. In 1995 and in 1994, the demand for these air filtration media was the strongest the Company has ever seen. In the second half of 1996, the demand curve began to level. Various independent industry-published forecasts project excellent long-term growth for clean-room fabrications. Lydall relies on these forecasts, feedback from its filtration customers, and its own market knowledge. Lydall's forward-looking statements are based in part on the belief that the strength of the industry will continue for the foreseeable future; however, if a significant decline in this market were to occur, it would have a negative impact on Lydall's results.

Raw-Material Pricing. Raw-material pricing affects all of Lydall's businesses; however, it particularly impacts the Company's materials-handling products. These products are made from laminated virgin kraft paperboard, also known as linerboard. In 1995, costs of linerboard were extremely high, and Lydall, in turn, raised prices, partially accounting for the higher than average sales growth in 1995. In 1996, as raw-material costs declined, Lydall lost sales dollars. Linerboard prices began to stabilize at the end of 1996. Since the materials-handling business is one area where the market pushes for price reductions that directly track decreases in raw materials, significant changes in the pricing of linerboard affect this portion of Lydall's business.


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Liquidity Overview

Lydall completed 1996 with $38.2 million in cash and cash equivalents, as well as $4.9 million in short-term investments. Cash and cash equivalents increased by $10.4 million during the year, compared with an increase of $16.1 million in 1995 and a decrease of $2.1 million in 1994. In addition to a significant improvement in its balance sheet in 1996, Lydall continued to expand its borrowing capacity by increasing stockholders' equity through profitable operations and decreasing long-term debt. The Company closed the year with substantial resources to implement its current acquisition strategy in the future.

On December 20, 1996, Lydall completed the acquisition of Textile Technologies Industries, Inc., a Hatboro, Pennsylvania, manufacturer of advanced structural materials sold to the aerospace, marine, medical device, automotive, and sporting goods industries. The Company paid $2.0 million in cash at closing and issued an

Analysis of Results continued

$8.0 million note which was paid on January 2, 1997, and a $1.75 million note which is payable through 1998. The balance of the purchase price will consist of a working capital adjustment to be settled in 1997.

No acquisitions were completed in 1995. In 1994, Lydall purchased the Columbus and Jacksonville Operations for a total of $16.8 million in cash and the assumption of $2.25 million in debt.

Cash Flow Overview

Cash flow from operating activities reached a record $36.9 million in 1996, based on increased net income and lower levels of working capital. The record cash flow allowed Lydall to fund a $10.9 million capital spending program, to repurchase $10.3 million of its common stock, and to increase short-term investments.

During 1995, cash flow from operating activities was $25.8 million. Negative effects on working capital included strong sales growth and significant inflation of certain raw-material costs. These factors were somewhat offset by improved working capital productivity (turnover) during the year. Investing and financing activities were moderate, resulting in a large increase in liquid assets.

In 1994, Lydall produced positive cash flows from working capital changes, during a period of substantial growth, due to significant improvement in working capital turnover. Investing activities totaled $26.0 million, including two acquisitions made during the year.

The following table summarizes major components of Lydall's after-tax cash flow from operating activities:

$ thousands                                                               1996               1995              1994
-------------------------------------------------------------------------------------------------------------------
Net income                                                             $24,700            $22,400           $15,500
Depreciation and amortization                                            9,200              8,600             7,500
Working capital changes                                                  3,600             (6,300)            4,900
Other changes                                                             (600)             1,100            (1,100)
 ...................................................................................................................
Net cash provided by operating activities                              $36,900            $25,800           $26,800
 ...................................................................................................................
Percent change from previous year                                           43                 (4)               47
-------------------------------------------------------------------------------------------------------------------

Summary Statements of Cash Flows

The following table summarizes cash flows for the years 1996, 1995, and 1994.


In thousands                                                              1996               1995              1994
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              $36,900            $25,800           $26,800
Key investing activities:
   Acquisitions                                                         (2,000)                 -           (16,800)
   Capital additions and disposals, net                                (10,000)           (11,400)           (7,300)
   Sale (purchase) of investments, net                                  (3,000)             2,500            (1,900)
 ...................................................................................................................
Net cash used for investing activities                                 (15,000)            (8,900)          (26,000)
 ...................................................................................................................
Key financing activities:
   Payment of debt                                                      (2,900)            (2,900)           (2,700)
   Issuance of common stock                                              1,800              2,100               500
   Acquisition of common stock                                         (10,300)                 -              (800)
 ...................................................................................................................
Net cash used for financing activities                                 (11,400)              (800)           (3,000)
 ...................................................................................................................
Other increase (decrease), net                                            (100)                 -               100
 ...................................................................................................................
Increase (decrease) in cash and cash equivalents                       $10,400            $16,100           $(2,100)
-------------------------------------------------------------------------------------------------------------------

Working Capital Productivity

Lydall measures the turnover of working capital to determine how well net short-term operating resources are employed by its operating entities. Working capital productivity is defined as annual sales divided by the quarterly average of all receivables and inventory, less accounts payable.

Excluding the assets of the Hatboro Operation purchased in late December, Lydall demonstrated improved working capital productivity for the fifth consecutive year in 1996. Over this period, productivity improved from 5.17 times in 1991 to
8.24 times in 1996, an increase of 59 percent.

$ thousands                                  1996            1995           1994
--------------------------------------------------------------------------------
Net sales                                $252,700        $252,100       $213,100
Average working capital                    30,700          34,200         29,700
Working capital productivity                 8.24            7.37           7.17
Percent change from previous year              12               3             12
--------------------------------------------------------------------------------

Inventory Turnover

Lydall focuses on continuously improving all of its processes. Particular attention is paid to managing inventory levels. Excluding the inventory of the Hatboro Operation acquired in late December, inventory turnover increased by 6 percent in 1996 to 11.8 times from 11.1 times in 1995 and 10.2 times in 1994. Measured against results from five years ago in 1991, when turnover was 6.6 times, turnover has increased by 79 percent.

Future Cash Requirements

Cash requirements for 1997 will include the funding of ongoing operations, capital expenditures, and acquisitions, including $9.0 million in debt payments relating to the purchase of the Hatboro Operation. Capital expenditures, budgeted at $16.4 million for 1997, will focus on two key strategic areas:
Lydall 2000, a company-wide information technology hardware and software platform, and process improvements to lower Lydall's Cost of Quality.

Management expects to finance capital expenditures, the balance of the Hatboro purchase, and ongoing operating cash requirements from cash on hand and cash generated from operations.

Credit Arrangements

Lydall maintains domestic and foreign credit arrangements totaling over $20 million, the majority of which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At December 31, 1996 and 1995, no amounts were outstanding on domestic or foreign lines of credit.

Capital Structure

In recent years, Lydall's strong cash flow from operations has significantly exceeded capital spending needs, debt payments, and capital to acquire five operating companies. In addition, Lydall repurchased over $10 million of common stock in 1996 with accumulated cash. At December 31, 1996, the Company maintained cash and investments well in excess of its long-term indebtedness.

Lydall continues to explore its core businesses and related markets to locate suitable strategic acquisitions and maintains substantial financial resources to complete transactions. Borrowing capacity increased significantly in 1996. Assuming a debt-to-total-capitalization ratio of 40 percent, a conservative model that would sustain Lydall's high-quality credit rating, the Company could have borrowed approximately $75 million as of December 31, 1996. Lydall could borrow considerably more without compromising the Company's financial position. Management has indicated a willingness to exceed its stated long-term debt-to-total-capitalization target in the short-term to acquire a compelling strategic business.

Key Financial Items



Cash and Cash Equivalents.   Cash and cash equivalents increased to $38.2
million in 1996 from $27.8 million in 1995.

Short-term Investments. Lydall invests in highly liquid investments with maturities greater than three months at the time the investments are made. The Company had short-term investments of $4.9 million and $913 thousand at December 31, 1996 and 1995, respectively.

Receivables. Receivables were $34.0 million in 1996 and $34.2 million in 1995, of which trade receivables were $32.7 million and $32.9 million for 1996 and 1995, respectively. Days of sales outstanding in trade receivables were 50 in 1996 and 49 in 1995. Foreign and export sales were approximately 21 percent of total sales in 1996, 22 percent in 1995, and 21 percent in 1994. These sales are concentrated primarily in Europe, the Far East, Mexico, and Canada.

Inventories. Inventories were $14.7 million at December 31, 1996 and $14.1 million at December 31, 1995. Inventory levels were reduced by $1.7 million and $2.5 million at the end of 1996 and 1995, respectively, to reflect the LIFO method of inventory valuation.

Working Capital. Working capital increased to $53.4 million on December 31, 1996 from $52.7 million on December 31, 1995. The ratio of current assets to current liabilities decreased to 2.24 from 2.77.

Capital Asset Expenditures. Capital asset expenditures were $10.9 million in 1996, $12.0 million in 1995, and $8.0 million in 1994. Depreciation was $7.8 million in 1996, $7.1 million in 1995, and $6.1 million in 1994. The Company's 1997 Capital Plan calls for commitments of $16.4 million with spending focused in two critical areas -- process improvements that lower the Company's Cost of Quality and Lydall 2000, a company-wide information technology hardware and software platform. Expenditures in 1997 are expected to be financed from cash balances or cash generated from operations.

Debt to Total Capitalization.   Debt to total capitalization increased to .13
in 1996 from .09 in 1995.

Common Stockholders' Equity. Common stockholders' equity increased to $117.8 million at December 31, 1996, an increase of 15.7 percent from $101.8 million last year. On a per-share basis, common stockholders' equity increased to $6.89 in 1996 from $5.88 in 1995.

Dividend Policy. The Company does not pay a cash dividend on its common stock and does not anticipate doing so for the foreseeable future. Cash will be reinvested into core businesses which should continue to earn Lydall stockholders an excellent overall return on their common stock investment.

Research and Development.   Research and development investment was $6.8
million in 1996, $6.2 million in 1995, and $5.5 million in 1994.

Income Statements


In thousands except per-share data   For the years ended December 31,             1996               1995              1994
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     $252,652           $252,128          $213,072

Cost of sales                                                                  170,597            174,430           148,188
 ...........................................................................................................................

Gross margin                                                                    82,055             77,698            64,884

Selling, product development,
   and administrative expenses                                                  42,778             40,668            36,211
 ...........................................................................................................................
Operating income                                                                39,277             37,030            28,673
 ...........................................................................................................................
Other (income) expense:
   Investment income                                                            (1,389)            (1,113)             (231)
   Interest expense                                                                518                778             1,335
   Other                                                                           294                490             1,033
 ...........................................................................................................................
                                                                                  (577)               155             2,137
 ...........................................................................................................................
Income before income taxes                                                      39,854             36,875            26,536

Income tax expense                                                              15,118             14,437            11,033
 ...........................................................................................................................
Net income                                                                   $  24,736          $  22,438         $  15,503
---------------------------------------------------------------------------------------------------------------------------
Net income per common share/1/                                               $    1.37          $    1.23         $     .86
---------------------------------------------------------------------------------------------------------------------------
Weighted average common stock and
   equivalents outstanding/1/                                                   18,107             18,313            17,953
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

/1/ 1994 restated to reflect a two-for-one stock split distributed in 1995.

Balance Sheets



In thousands except share data   December 31,                                                        1996              1995
---------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:

Cash and cash equivalents                                                                        $ 38,226          $ 27,820

Short-term investments                                                                              4,941               913

Accounts receivable (less allowance for doubtful
   receivables of $1,727 in 1996 and $1,938 in 1995)                                               33,953            34,202

Inventories:
   Finished goods                                                                                   5,965             6,033
   Work in process                                                                                  3,712             3,367
   Raw materials and supplies                                                                       6,743             7,217
   LIFO reserve                                                                                    (1,740)           (2,493)
 ...........................................................................................................................
Total inventories                                                                                  14,680            14,124

Prepaid expenses                                                                                      959               820

Deferred tax assets                                                                                 3,612             4,590
 ...........................................................................................................................
Total current assets                                                                               96,371            82,469


Property, plant, and equipment, at cost:

Land                                                                                                  957               874

Buildings and improvements                                                                         20,879            19,143

Machinery and equipment                                                                            81,719            77,090

Office equipment                                                                                    8,564             7,189

Vehicles                                                                                            1,228             1,171
 ...........................................................................................................................
                                                                                                  113,347           105,467

Less accumulated depreciation                                                                     (51,309)          (45,393)
 ...........................................................................................................................
                                                                                                   62,038            60,074

Other noncurrent assets:

Goodwill, at cost (net of accumulated amortization of
   $1,688 in 1996 and $1,103 in 1995)                                                              20,259            10,584

Other assets, at cost (net of accumulated amortization
   of $7,741 in 1996 and $8,446 in 1995)                                                            3,451             4,945
 ...........................................................................................................................
                                                                                                   23,710            15,529
 ...........................................................................................................................
Total assets                                                                                     $182,119          $158,072
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


In thousands except share data   December 31,                                                        1996              1995
---------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity

Current liabilities:

Current portion of long-term debt                                                                $  4,450          $  2,871

Notes payable                                                                                       8,000                 -

Accounts payable                                                                                   15,758            14,770

Accrued taxes                                                                                       1,322               263

Accrued payroll and other compensation                                                              6,014             5,426

Other accrued liabilities                                                                           7,469             6,409
 ...........................................................................................................................
Total current liabilities                                                                          43,013            29,739

Long-term debt                                                                                      5,050             7,750

Deferred tax liabilities                                                                           12,667            14,207

Other long-term liabilities                                                                         3,545             4,565

Contingencies                                                                                           -                 -

Stockholders' equity:

Preferred stock                                                                                         -                 -

Common stock, par value $.10 per share,
   authorized 30,000,000 shares, issued
   21,122,913 shares in 1996 and
   20,893,954 shares in 1995                                                                        2,112             2,089

Capital in excess of par value                                                                     34,235            32,448

Foreign currency translation adjustment                                                             1,425             2,091

Equity adjustments                                                                                     39              (459)

Retained earnings                                                                                 103,197            78,461
 ...........................................................................................................................
                                                                                                  141,008           114,630

Less cost of 4,030,902 shares of common stock
   in treasury in 1996 and 3,573,702 in 1995                                                      (23,164)          (12,819)
 ...........................................................................................................................
Total stockholders' equity                                                                        117,844           101,811
 ...........................................................................................................................
Total liabilities and stockholders' equity                                                       $182,119          $158,072
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Cash Flows


In thousands    For the years ended December 31,                                  1996               1995              1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net Income                                                                     $24,736            $22,438           $15,503
 ...........................................................................................................................
Adjustments to reconcile net income to net
   cash provided by operating activities:
   Depreciation                                                                  7,824              7,122             6,101
   Amortization                                                                  1,357              1,510             1,403
   Changes in operating assets and liabilities,
     excluding effects from acquisitions:
     Accounts receivable                                                        2,128             (2,015)           (5,503)
     Inventories                                                                  860               (376)              645
     Other assets                                                                (579)               170                93
     Accounts payable                                                            (196)            (2,503)            5,465
     Accrued taxes                                                              1,087             (1,986)            1,532
     Accrued payroll and other accrued liabilities                                263                594             2,729
     Deferred income taxes                                                       (620)             1,068              (954)
     Other long-term liabilities                                                    -               (263)             (171)
 ...........................................................................................................................
Total adjustments                                                               12,124              3,321            11,340
 ...........................................................................................................................
Net cash provided by operating activities                                       36,860             25,759            26,843
 ...........................................................................................................................
Cash flows from investing activities:
   Acquisitions                                                                 (2,030)                 -           (16,846)
   Additions of property, plant, and equipment                                 (10,893)           (12,006)           (7,979)
   Disposals of property, plant, and equipment, net                                894                632               687
   Sale (purchase) of investments, net                                          (2,940)             2,451            (1,863)
 ...........................................................................................................................
Net cash used for investing activities                                         (14,969)            (8,923)          (26,001)
 ...........................................................................................................................
Cash flows from financing activities:
   Long-term debt payments                                                      (2,863)            (2,856)           (2,724)
   Issuance of common stock                                                      1,810              2,105               519
   Acquisition of common stock                                                 (10,345)                 -              (855)
 ...........................................................................................................................
Net cash used for financing activities                                         (11,398)              (751)           (3,060)
 ...........................................................................................................................
Effect of exchange rate changes on cash                                            (87)                51                82
 ...........................................................................................................................
Increase (decrease) in cash and cash equivalents                                10,406             16,136            (2,136)
Cash and cash equivalents at beginning of year                                  27,820             11,684            13,820
 ...........................................................................................................................
Cash and cash equivalents at end of year                                       $38,226            $27,820           $11,684
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Supplemental Schedule of Cash Flow Information

Cash paid during the year for:
   Interest                                                                  $     897          $     875          $  1,339
   Income taxes                                                                 13,985             14,959            10,894
Noncash transactions:
   Amounts payable for acquired operations                                      10,527                  -             2,250
   Additional minimum pension liability                                            416                 75                 -
   Unrealized gains/losses on available-
       for-sale securities                                                          82                 13                18
   Stock split effected in the form of a stock dividend                              -              1,041                 -
   Reclassification between short-term and long-term
       investments, net                                                              -                447             1,984
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Changes in Stockholders' Equity

                                                                           Foreign
                                                            Capital in    Currency                           Cost of          Total
                                     Preferred   Common     Excess of    Translation      Equity  Retained  Stock in  Stockholders'
In thousands                             Stock    Stock     Par Value   Adjustment   Adjustments  Earnings  Treasury         Equity
-----------------------------------------------------------------------------------------------------------------------------------
       Balance at January 1, 1994      $     -   $1,003     $30,910       $  117      $(529)      $ 40,520  $ (11,964)   $ 60,057

       Stock options exercised                       10         509                                                           519

       Purchase of treasury shares                                                                               (855)       (855)

       Foreign currency translation
           adjustment                                                      1,021                                            1,021

       Equity adjustments                                                               (18)                                  (18)

       Net income                                                                                   15,503                 15,503
 ...................................................................................................................................
       Balance at December 31, 1994          -    1,013      31,419        1,138       (547)        56,023    (12,819)     76,227

       Two-for-one stock split in the form
           of a stock dividend                    1,041      (1,041)                                                            -

       Stock options exercised                       35       2,070                                                         2,105

       Foreign currency translation
           adjustment                                                        953                                              953

       Equity adjustments                                                                88                                    88

       Net income                                                                                   22,438                 22,438
 ...................................................................................................................................
       Balance at December 31, 1995          -    2,089      32,448        2,091       (459)        78,461    (12,819)    101,811

       Stock options exercised                       23       1,787                                                         1,810

       Purchase of treasury shares                                                                            (10,345)    (10,345)

       Foreign currency translation
           adjustment                                                       (666)                                            (666)

       Equity adjustments                                                               498                                   498

       Net income                                                                                24,736                    24,736
 ...................................................................................................................................
       Balance at December 31, 1996    $    -    $2,112     $34,235       $1,425      $  39    $103,197     $ (23,164)   $117,844
-----------------------------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements



Significant Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of Lydall, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates. The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Cash and cash equivalents. Cash and cash equivalents include cash on hand and highly liquid investments with a maturity of three months or less at the date of purchase. The investments are stated at cost plus accrued interest which approximates market value.

Short-term investments. Lydall invests in highly liquid investments with maturities greater than three months at the time the investments are made. The investments are recorded at the lower of cost or market, plus accrued interest.

Concentration of risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and trade receivables. The Company places its cash, cash equivalents and short-term investments in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade receivables are limited by the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral. Sales to the automotive market were 32.3 percent of the Company's 1996 total sales compared with 32.9 percent in 1995 and 31.2 percent in 1994. Sales to the Ford Motor Co. represented 16.6 percent and 13.7 percent of Lydall's total sales in 1996 and in 1995, respectively. No other single customer accounted for more than 10 percent of total sales in 1996 or in 1995. In 1994, no customer accounted for more than 10 percent of total sales. As of December 31, 1996, the Company had no other significant concentrations of risk.

Inventories. Approximately 59 percent in 1996 and 68 percent in 1995 of the inventories have been valued on a last-in, first-out (LIFO) method and the balance on a first-in, first-out (FIFO) method at the lower of cost or market.

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

Foreign operations. The Company operates a manufacturing plant in Saint-Rivalain, Melrand, France. Foreign sales were $17.6 million, $17.0 million, and $14.4 million, for the years ended December 31, 1996, 1995, and 1994, respectively. For the year ended December 31, 1996, the French operation incurred losses of $796 thousand. For the year ended December 31, 1995, the French operation earned $127 thousand excluding the effect of a statutory tax rate increase on deferred tax balances which negatively impacted income by $292 thousand. For the year ended December 31, 1994, net income was $192 thousand. Total foreign assets were $18.5 million and $20.4 million at December 31, 1996 and 1995, respectively.

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

Equity adjustments. Equity adjustments consist of a pension liability adjustment and an adjustment for unrealized gains and losses on securities held as available-for-sale.

Restatement.   Where appropriate, prior-year share amounts and per-share
figures have been restated to reflect a two-for-one stock split distributed in 1995.

Recently issued accounting standards. In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of," ("SFAS 121") was issued. The Statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The Statement also requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value, less cost to sell. The methodology set forth in SFAS 121 is not significantly different from the Company's existing policies. Therefore, the adoption of the Statement had no impact on the consolidated financial statements of the Company.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued effective for the year ended December 31, 1996. The Company adopted the disclosure requirement of SFAS 123 as presented under "Stock Option Plans" in the "Notes to Consolidated Financial Statements." As permitted under SFAS 123, the Company elected not to adopt the fair-value-based method of accounting for its employee stock-based compensation plans, but has continued to account for compensation under the provisions of APB No. 25. Accordingly, there was no effect on the Company's consolidated financial position or results of operations.

Investments

Investments at December 31, 1996 and 1995 consisted of available-for-sale debt and equity securities. The carrying value of these securities was $42.5 million in 1996 and $28.7 million in 1995, both of which approximated fair market value. In 1996, $37.6 million was classified in cash equivalents and $4.9 million in short-term investments. For 1995, $26.8 million was classified in cash equivalents, $913 thousand in short-term investments, and $1.0 million in long-term investments.

Notes to Consolidated Financial Statements continued






The amortized costs of investments in debt securities by contractual maturity are shown below.


In thousands   December 31, 1996        Available-for-Sale Securities

---------------------------------------------------------------------
Due in one year or less                                        $6,350

Due after one year through five years                             309

Due after five years through ten years                            210

Due after ten years                                             2,033

 .....................................................................

                                                               $8,902

---------------------------------------------------------------------

The net unrealized gains and losses on the available-for-sale portfolio were immaterial at December 31, 1996 and 1995. The gross realized gains and losses on sales of available-for-sale securities were immaterial to the consolidated financial statements during both years. Realized gains and losses are based on specific identification of the security being sold.

Long-term Debt

In thousands   December 31,                                                          1996              1995
-----------------------------------------------------------------------------------------------------------
7.25% Note Purchase Agreement, payable
   annually to 1999                                                               $ 6,500          $  8,700

5% Promissory Note, balance due in full in 1997                                     1,250             1,750

5.48% Indemnification Note, $1,000,000 payable
   in 1997, balance due in full in 1998                                             1,750                 -

French money market rate plus 0.8% bank loan,
   payable quarterly through 1996;
   machinery and equipment of the Axohm
   Division serve as collateral                                                         -               171
 ...........................................................................................................
                                                                                    9,500            10,621

Less portion due within one year                                                   (4,450)           (2,871)
 ...........................................................................................................
                                                                                  $ 5,050          $  7,750
-----------------------------------------------------------------------------------------------------------

The Note Purchase Agreement is restricted by a debt covenant, among others, that requires a debt-to-capital ratio of no more than .45 in order to borrow under long-term debt agreements in the future. While by commonly used methods Lydall's current debt-to-capital ratio is .13, it is .12 as defined by the terms of this agreement as of December 31, 1996.

Long-term debt payment requirements:

In thousands                                                   1997               1998               1999             Total
---------------------------------------------------------------------------------------------------------------------------
Long-term debt payments                                      $4,450             $2,950             $2,100            $9,500
---------------------------------------------------------------------------------------------------------------------------

Credit Arrangements

Lydall maintains domestic and foreign bank credit arrangements totaling over $20 million, the majority of which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At December 31, 1996, and 1995, no amounts were outstanding on the domestic or foreign lines of credit.

Long-term Operating Leases

Lydall has operating leases which cost the Company $1.7 million in 1996, $1.8 million in 1995, and $1.9 million in 1994. These contracts range from vehicle leases to building leases which require payment of property taxes, insurance, repairs and other operating costs.

Future net lease commitments under noncancelable operating leases are:

In thousands                                       1997        1998        1999      2000      2001  Thereafter       Total
---------------------------------------------------------------------------------------------------------------------------
Net lease payments                               $1,641      $1,439      $1,251      $966      $914      $2,023      $8,234
---------------------------------------------------------------------------------------------------------------------------


Acquisitions and Other Investments

On December 20, 1996, the Company acquired certain assets and assumed certain liabilities of Textile Technologies Industries, Inc. ("Hatboro Operation"). The Hatboro Operation is a manufacturer of components utilized in highly specialized, advanced structural materials which are sold to the aerospace, marine, medical device, automotive and sporting goods industries. The Company paid $2.0 million in cash at closing and issued an $8.0 million note which was paid on January 2, 1997, and a $1.75 million note which is payable through 1998. The balance of the purchase price will consist of a working capital adjustment to be settled in 1997. As a result of this purchase, the Company recorded goodwill of $10.3 million. The results of the Hatboro Operation from the date of acquisition to year-end were immaterial. The pro forma effect on the Company's results of operations for the years ended December 31, 1996 and 1995, had the acquisition occurred at the beginning of each respective period, is not material.

On February 28, 1994, the Company acquired for $15 million in cash and a note payable of $2.25 million, certain assets and assumed certain liabilities of the Clecon Molding Division of Standard Packaging, Inc. ("Columbus Operation"). As a result of this purchase, the Company recorded goodwill and other intangible assets of approximately $11.4 million. The Columbus Operation is a designer and manufacturer of thermal and acoustical insulation products sold to the automotive market. The results of the Columbus Operation since the date of acquisition have been included in the Company's consolidated results.

On June 30, 1994, the Company acquired the laminates operation of Riverwood International Georgia Inc. located in Jacksonville, Florida ("Jacksonville Operation"). The Company purchased certain assets for approximately $1.8 million. This operation, which manufactures materials-handling slipsheets, directly complemented Lydall's existing slipsheet business in Richmond, Virginia. The results of the Jacksonville Operation since the date of acquisition have been included in the Company's consolidated results.

The following pro forma consolidated information of Lydall, Inc. reflects the Columbus and Jacksonville acquisitions described above as if the acquisitions had occurred at the beginning of the period presented.

$ thousands except per-share data                                         1994
------------------------------------------------------------------------------
Sales                                                                 $220,968

Net income                                                              16,020

Net income per common share                                                .89

------------------------------------------------------------------------------

                                                                             33

Notes to Consolidated Financial Statements continued


The pro forma consolidated information is presented for informational purposes only and does not purport to be indicative of results that would actually have been obtained if the acquisitions had been in effect for the periods indicated or of results that may be obtained in the future.

Capital Stock

Preferred Stock. The Company has a class of Serial Preferred Stock with a par value of $1. None of the 500,000 authorized shares has been issued.

Common Stock. At the end of 1996, 1,855 Lydall stockholders of record held 17,092,011 shares of Common Stock. Approximately 8 percent of the Company's Common Stock was owned by Lydall's officers and directors and their immediate families. Other Lydall employees, their families, and Lydall associates owned an additional 9 percent either directly or through participation in the Company's Employee Stock Ownership Trust.

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

Stock Option Plans

At December 31, 1996, the Company had three stock option plans under which employees and directors have options or warrants to purchase Lydall Common Stock. Under these plans -- the 1984 Outside Directors' Warrant Plan, the 1982 Stock Incentive Compensation Plan, and the 1992 Stock Incentive Compensation Plan -- options are granted at fair market value on the grant date and expire ten years after the grant date. In most cases, options vest at a rate of 25 percent per year starting with the first anniversary of the award. A few incentive stock option (ISO) awards have an extended vesting period to comply with IRS regulations, which cap the total dollar amount of ISO awards that can vest in one year for an individual at $100,000. The Warrant and 1982 Plans have expired, therefore, no further options can be granted under these plans. The 1992 Plan provides for automatic acceleration of vesting in the event of a change in control of the Company. The Plan also provides for the use of shares of Lydall Common Stock in lieu of cash to exercise options if the shares are held for more than six months and if the Compensation and Stock Option Committee of the Board of Directors approves this form of exercise.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's active stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                             1996            1995
---------------------------------------------------------------------------------
Net income                            As reported         $24,736         $22,438
                                        Pro forma          24,363          22,412

Net income per common share           As reported         $  1.37         $  1.23
                                        Pro forma            1.35            1.22
---------------------------------------------------------------------------------

The fair value of each option grant is estimated for the above disclosure on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: zero-dividend yield for both years; expected volatility of 31 and 28 percent; risk-free interest rates of 6.1 and 5.6 percent; and expected lives of 6 years for 1996 and 1995.

A summary of the status of the Company's stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                                                               1996                         1995      1994
                                           ........................    .........................   .......
                                                   Weighted-Average             Weighted-Average
In thousands except per-share data         Shares    Exercise Price    Shares     Exercise Price    Shares
==========================================================================================================
Outstanding at beginning of year            1,822           $  9.63     2,323             $ 6.85     2,285
Granted                                       191             23.41       142              25.38       236
Exercised                                    (229)             6.21      (643)              3.05      (192)
Forfeited                                     (12)            16.85         -                  -        (6)
 ....................................       ......                      ......                       ......
Outstanding at end of year                  1,772             11.51     1,822               9.63     2,323
 ....................................       ......                      ......                       ......
Options exercisable at year-end             1,176                       1,115                        1,421
Shares reserved for grants                    424                         603                          745
Weighted-average fair value of
   options granted during the year         $10.07                      $10.12
==========================================================================================================

In 1994, the option price of outstanding shares ranged from $1.55 to $16.75 per share. Option exercises in 1994 ranged from $1.47 to $9.92.

The following table summarizes information about stock options outstanding at December 31, 1996:


                                                                  Options Outstanding               Options Exercisable
                                  ---------------------------------------------------    ------------------------------
                                       Number                                                 Number
Range of                          Outstanding            Remaining   Weighted-Average    Exercisable   Weighted-Average
Exercise Prices                   at 12/31/96     Contractual Life     Exercise Price    at 12/31/96     Exercise Price
=====================================================================================    ==============================
$  1.85 to  2.83                      232,208         1.5 years               $  2.29        232,208            $  2.29
   4.21 to  5.85                      260,793         3.5                        4.53        260,793               4.53
   8.21 to 10.67                      718,012         6.0                        9.58        533,138               9.39
  13.81 to 18.06                      243,272         7.9                       16.59        118,868              16.56
  22.63 to 26.00                      317,446         9.4                       24.44         31,398              26.00
 ................                    .........                                              .........
$  1.85 to 26.00                    1,771,731         5.9                       11.51      1,176,405               8.08
=====================================================================================    ==============================

Employer-Sponsored Benefit Plans

The Company contributes to four defined benefit pension plans which cover substantially all domestic Lydall employees. The pension plans are noncontributory, and benefits are based on either years of service or eligible compensation paid while a participant is in a plan. The Company's funding policy is to fund not less than the ERISA minimum funding standard nor more than the maximum amount which can be deducted for federal income tax purposes.

The following items are the components of net pension cost:


In thousands   For the years ended December 31,                      1996            1995            1994
=========================================================================================================
Service cost -- benefits earned during the year                   $ 1,048         $   850         $   851

Interest cost on projected benefit obligations                      1,262           1,125           1,025

Actual (return) loss on plan assets                                (1,703)         (2,081)             75

Net amortization and deferral                                         451           1,083          (1,020)
 .........................................................................................................
Net pension cost                                                  $ 1,058         $   977         $   931
=========================================================================================================

Notes to Consolidated Financial Statements continued


Plan assets include investments in bonds and equity securities. Actuarial computations, which used the "projected unit credit" method and the "unit credit" method, assumed the following: discount rates on benefit obligations of
7.50 percent for 1996, 7.25 percent for 1995, and 7.75 percent for 1994; expected long-term rates of return on plan assets of 9.25 percent for 1996 and 1995 and 9.5 percent for 1994; and annual compensation increases of 5.0 percent for 1996 and 1995 and 5.25 percent for 1994. The Company determines the assumed discount rate, long-term rate, and annual compensation increase rate for each year. The following table presents a reconciliation of the funded status of the plans:

                                                                 1996                                        1995
                        ............................................. ...........................................

                          Plans in Which     Plans in Which           Plans in Which     Plans in Which
                           Assets Exceed        Accumulated            Assets Exceed        Accumulated
                             Accumulated    Benefits Exceed              Accumulated    Benefits Exceed
In thousands   December 31,     Benefits             Assets     Total       Benefits             Assets     Total
=================================================================================================================
Actuarial present value of
  benefit obligations:
Vested                           $13,464               $322   $13,786         $9,384             $4,069   $13,453
Nonvested                            686                 23       709            249                103       352
 ..................................................................................................................
Accumulated benefit
    obligations                   14,150                345    14,495          9,633              4,172    13,805
Additional benefits related
    to assumed future
    compensation levels            2,932                  -     2,932          2,805                  -     2,805
 ..................................................................................................................
Projected benefit obligations     17,082                345    17,427         12,438              4,172    16,610

Plan assets at fair
    market value                  15,279                322    15,601          9,900              3,622    13,522
 ..................................................................................................................
Projected benefit obligations
    in excess of the
    plan assets                   (1,803)               (23)   (1,826)        (2,538)              (550)   (3,088)
Unrecognized net assets             (614)               (17)     (631)          (579)              (155)     (734)
Unrecognized prior
    service cost                     117                 50       167           (159)               334       175
Unrecognized net losses            2,184                 76     2,260          2,779                860     3,639
Additional minimum liability           -               (109)     (109)             -             (1,039)   (1,039)
 ..................................................................................................................
Accrued pension cost
    included in liabilities     $   (116)             $ (23) $   (139)       $  (497)           $  (550)  $(1,047)
==================================================================================================================

The Company sponsors a Stock Purchase Plan, Profit Sharing Plan, and 401(k) Plan. Contributions are determined under various formulas. Employer contributions to these plans amounted to $1.9 million in 1996, $1.7 million in 1995, and $1.4 million in 1994.


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

The discount rates used in determining the accumulated postretirement benefit obligations were 7.75 percent at December 31, 1996 and 1995. The health-care cost trend rate was 10 percent, gradually declining to 5.5 percent over a five-year period both in 1996 and 1995. A 1-percent increase in the health-care cost trend rates would cause the accumulated benefit obligation to increase by $19 thousand. The increase in the service and interest components of the 1996 postretirement benefit cost is immaterial. The total expense was $110 thousand for 1996, $111 thousand for 1995, and $136 thousand for 1994.

The Company provides deferred compensation to a small number of former employees, and has a deferred compensation plan which was frozen as of December 31, 1996, that provides the Company's outside directors and Chairman with compensation upon their retirement from service with the Board. In addition, in 1994, the Company adopted a Supplemental Executive Retirement Plan ("SERP") which provides supplemental income payments after retirement for senior executives. The total net deferred compensation expense related to these three plans was $246 thousand in 1996, $203 thousand in 1995, and $105 thousand in 1994.


Quarterly Financial Information (Unaudited)

The following table summarizes quarterly financial information for 1996 and 1995. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected below:


                           1st Quarter            2nd Quarter            3rd Quarter          4th Quarter
In thousands        ..................     ..................     ..................    .................
except per-share data  1996       1995        1996       1995        1996       1995       1996      1995
=========================================================================================================
Net sales           $65,794    $62,736     $67,669    $65,552     $59,707    $61,487    $59,482   $62,353
 .........................................................................................................
Gross margin         20,791     19,226      21,522     20,024      19,399     18,915     20,343    19,533
 .........................................................................................................
Net income          $ 5,965    $ 5,306     $ 6,871    $ 5,872     $ 5,780    $ 5,447    $ 6,120   $ 5,813
 .........................................................................................................
Net income per
   common share     $   .33    $   .29     $   .38    $   .32     $   .32    $   .30    $   .34   $   .32
=========================================================================================================


Income Taxes

The provision (benefit) for income taxes consists of the following:

In thousands   For the years ended December 31,                      1996            1995            1994
=========================================================================================================
Current
   Federal                                                        $13,662         $11,278         $ 9,802
   State                                                            2,072           1,893           2,057
   Foreign                                                            171             (45)            142
 .........................................................................................................
      Total current                                                15,905          13,126          12,001

Deferred
   Federal                                                           (385)            926            (895)
   State                                                              194             (47)              7
   Foreign                                                           (596)            432             (80)
 .........................................................................................................
      Total deferred                                                 (787)          1,311            (968)
 .........................................................................................................
Provision for income taxes                                        $15,118         $14,437         $11,033
=========================================================================================================

The statutory tax rate in France increased from 33.3 percent to 36.6 percent retroactive to January 1, 1995.

Notes to Consolidated Financial Statements continued


The provision for income taxes for 1995 includes $292 thousand for the impact of the higher tax rate on the deferred tax liability balance.

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on earnings.


For the years ended December 31,                                     1996            1995            1994
=========================================================================================================
Statutory federal income tax rates                                     35%             35%             35%

State income taxes, net of federal
   tax deduction                                                      3.7             3.3             5.1

Exempt FSC foreign trade income                                       (.9)           (1.5)           (1.1)

Tax exempt income                                                     (.9)              -               -

Tax on income of foreign subsidiary                                     -               -             (.1)

Other                                                                 1.0             1.7             2.7

Tax rate changes                                                        -              .7               -
 ..........................................................................................................
Effective income tax rates                                           37.9%           39.2%           41.6%
=========================================================================================================

The following is a schedule of the net current deferred tax assets and long-term deferred tax liability accounts by tax jurisdiction as of December 31:


                                                                  1996                               1995
                                          ............................        ...........................
                                               Current       Long-term             Current      Long-term
                                              Deferred    Deferred Tax            Deferred   Deferred Tax
In thousands                                Tax Assets     Liabilities          Tax Assets    Liabilities
=========================================================================================================
Federal                                         $2,344         $ 7,256              $2,195        $ 7,267

State                                              960           2,556               2,277          3,679

Foreign                                            308           2,855                 118          3,261
 .........................................................................................................
      Total                                     $3,612         $12,667              $4,590        $14,207
=========================================================================================================

                                                                  1996                               1995
                                          ............................        ...........................
                                          Deferred Tax    Deferred Tax        Deferred Tax   Deferred Tax
In thousands                                    Assets     Liabilities              Assets    Liabilities
=========================================================================================================
Accounts receivable                             $  709         $     -              $  827        $     -

Inventory                                          599               -                 580              -

Plant and equipment                                  -          10,258                   -         10,412

Other accrued expenses                           1,799               -               1,257              -

Retirement accounts                                529               -                 498              -

Other, net                                           -           2,433                   -          2,367
 .........................................................................................................
   Total                                        $3,636         $12,691              $3,162        $12,779
=========================================================================================================

The Internal Revenue Service is currently examining the Company's federal income tax returns for the years 1990 through 1992. Lydall's management believes any potential issues resulting from this examination will be immaterial to the consolidated financial position or results of operations of the Company.

The Internal Revenue Service conducted its examination of the Company's federal income tax returns for the years 1987, 1988, and 1989 and proposed various adjustments which increased federal taxable income in those years. During December 1994, Lydall settled all but one issue raised during the examination and paid approximately $600 thousand in taxes and $400 thousand in interest. The final issue was resolved in January of 1996. Lydall paid approximately $277 thousand in taxes and $251 thousand in interest, which had been accrued at December 31, 1995.

Unremitted earnings of foreign subsidiaries which are deemed to be permanently invested amounted to $933 thousand at December 31, 1996. The unrecognized deferred tax liability on those earnings is not practical to calculate.

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

There are over 800 potentially responsible parties ("prp") which have been identified by the Site Steering Committee. Of these, 38, not including the Company's former subsidiary, are estimated to have contributed over 80 percent of the total waste volume at the site. These prp's include Fortune 500 companies, public utilities, and the State of Indiana. The Company believes that, in general, these parties are financially solvent and should be able to meet their obligations at the site. The Company has reviewed Dun & Bradstreet reports on several of these prp's and, based on these financial reports, does not believe Lydall will have any material additional volume attributed to it for reparation of this site due to insolvency of other prp's.

During the quarter ended September 30, 1994, the Company learned that the EPA had completed its Record of Decision ("ROD") for the Michigan site and has estimated the total cost of remediation to be between $17 million and $22 million. Based on the alleged volumetric contribution of its former subsidiary to the site, and on the EPA's estimated remediation costs, Lydall's alleged total exposure would be less than $100 thousand, which has been accrued. In June 1995, the Company and its former subsidiary were sued in the Northern District of Indiana by the insurer of the current operator of the former subsidiary's plant seeking contribution. In January 1997, the insurer made a settlement demand of $133,925 to the Company in exchange for a release of the Company's liability at the site. Although the Company believes it has several defenses to the action, it is evaluating the demand.

Management believes the ultimate disposition of this matter will not have a material adverse effect upon the Company's consolidated financial position or results of operations.

On March 19, 1996, patent litigation brought by ATD Corporation ("ATD") against Lydall in the U.S. District Court for the Eastern District of Michigan was concluded with the jury finding in favor of Lydall and with all of ATD's claims for damages being denied. Post-trial motions of both parties for judgement as a matter of law were denied by the Court on February 27, 1997. The period for appeal to the U.S. Court of Appeals for the Federal Circuit regarding this litigation expires on March 30, 1997.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Lydall, Inc.:

We have audited the accompanying consolidated balance sheets of Lydall, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lydall, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Hartford, Connecticut                               /s/ Coopers & Lybrand L.L.P.
February 14, 1997, except for the Contingencies
footnote, for which the date is February 27, 1997       Coopers & Lybrand L.L.P.



MANAGEMENT'S REPORT
--------------------------------------------------------------------------------

While Lydall's financial statements and the related financial data contained in this Annual Report have been prepared in conformity with generally accepted accounting principles and such financial statements have been audited by Coopers & Lybrand L.L.P., the ultimate accuracy and validity of this information is the responsibility of the Company's management. To carry out this responsibility, Lydall maintains comprehensive financial policies, procedures, accounting systems and internal controls which management believes provide reasonable assurance that accurate financial records are maintained and corporate assets are safeguarded.

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


/s/ John E. Hanley

John E. Hanley
Vice President-Finance and Treasurer

Five-Year Statistical Review


$ thousands except per-share amounts                           1996           1995            1994           1993             1992
----------------------------------------------------------------------------------------------------------------------------------
Financial results
Net sales                                               $   252,652     $   252,128     $   213,072     $   157,431     $   151,148
Income before cumulative effect of
      accounting change                                      24,736          22,438          15,503          10,013           9,038
Net income                                                   24,736          22,438          15,503          10,248           9,038
 ...................................................................................................................................
Common stock per-share data
Income before cumulative effect of
      accounting change                                 $      1.37     $      1.23     $       .86     $       .57     $       .52
Net income                                                     1.37            1.23             .86             .58             .52
Common stockholders' equity                                    6.89            5.88            4.57            3.63            3.08
 ...................................................................................................................................
Financial position
Total assets                                            $   182,119     $   158,072     $   136,613     $   107,842     $    99,353
Working capital                                              53,358          52,730          30,823          31,791          24,614
Current ratio                                                  2.24            2.77            1.93            2.48            2.11
Long-term debt, net of
      current maturities                                      5,050           7,750          10,607          11,171          16,195
Total stockholders' equity                                  117,844         101,811          76,227          60,057          50,071
Debt to total capitalization                                   12.9%            9.4%           15.0%           18.7%           27.7%

 ...................................................................................................................................
Property, plant, and equipment
Net property, plant, and equipment                      $    62,038     $    60,074     $    54,771     $    49,364     $    46,269
Capital additions from acquisitions                             500            --             3,077            --              --
Other capital additions                                      10,893          12,006           7,979           6,253           6,235
Capital divestments, net                                        894             632             687             356             487
Depreciation                                                  7,824           7,122           6,101           4,997           4,347
 ...................................................................................................................................
Performance ratios and other items
Return on average assets                                       14.5%           15.2%           12.7%            9.9%            9.4%

Return on average common stockholders' equity                  22.5%           25.2%           22.8%           18.6%           20.3%

Return on sales                                                 9.8%            8.9%            7.3%            6.5%            6.0%

Days of inventory on hand (LIFO)                                 31              33              36              41              42
Days of receivables outstanding                                  50              49              47              52              57
Number of employees at year-end                               1,268           1,227           1,306             944             945
 ...................................................................................................................................
Shares and stockholders
Weighted average common stock and equivalents            18,107,000      18,313,000      17,953,000      17,582,000      17,421,000
Common shares outstanding at year-end                    17,092,011      17,320,252      16,677,524      16,538,126      16,239,380
Stockholders at year-end                                      1,855           1,918           1,900           1,904           1,960
Market price per share of common stock -
      Highest close                                     $     25.87     $     28.50     $     18.63     $     10.69     $     11.17
      Lowest close                                      $     19.75     $     14.75     $     10.13     $      9.50     $      8.04
-----------------------------------------------------------------------------------------------------------------------------------

Share figures adjusted to reflect a two-for-one stock split in 1995, and a three-for-two stock split in 1993.

Officers, Directors and Stockholder Information


Officers

Leonard R. Jaskol
Chairman and Chief Executive Officer

John E. Hanley
Vice President-Finance and Treasurer

Carole F. Butenas
Vice President-Investor Relations

Mary Adamowicz Tremblay
General Counsel and Secretary

Geoffrey W. Nelson
Assistant Secretary

Directors

Lee A. Asseo /2,6/
Retired Chairman and Chief Executive Officer
The Whiting Company

Paul S. Buddenhagen /1,6/
Partner
Carlisle Fagan Gaskins & Wise, Inc.

James P. Carolan /3/
President
Lydall Manning

Samuel P. Cooley /3,4/
Retired Executive Vice President
and Senior Credit Approval Officer
Fleet Bank Connecticut

W. Leslie Duffy /3,5/
Partner
Cahill Gordon & Reindel

Leonard R. Jaskol /1,5,6/
Chairman and Chief Executive Officer
Lydall, Inc.

William P. Lyons /3,4/
Managing Partner
Madison Partners L.L.C.

Joel Schiavone /1/
President and Chief Executive Officer
The Schiavone Corporation

Elliott F. Whitely /5/
President
Lydall Technical Papers

Roger M. Widmann /2,5/
Principal
Tanner & Co. Inc.

Albert E. Wolf /2,4/
Chairman
Checkpoint Systems, Inc.

/1/ Executive Committee
/2/ Compensation and Stock Option Committee
/3/ Pension Committee
/4/ Audit Committee
/5/ Development Committee
/6/ Nominating Committee


Annual Meeting

Lydall's annual meeting will be held on Wednesday, May 14, 1997 at 11:00 a.m. at The Hartford Club located at 46 Prospect Street in Hartford, Connecticut.

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

Transfer Agent

American Stock Transfer &
Trust Company
New York, New York

Auditors

Coopers & Lybrand L.L.P.
Hartford, Connecticut

Stockholder Information

Lydall Common Stock is traded on the New York Stock Exchange under the symbol LDL. During 1996 and 1995, 6,578,300 and 3,748,500 shares, respectively, were traded. The closing price on December 31, 1996 was $22.50.

As of March 17, 1997, the record date of Lydall's 1997 Annual Meeting, stockholders of record held 16,881,912 shares of Common Stock.

The following are the high, low and closing prices of Lydall Common Stock for each quarter during the past two years. Prior-period prices are restated to reflect a two-for-one stock split distributed in June of 1995.

Quarters               1          2         3         4
------------------------------------------------------------
1996   High          $25.125    $25.875   $25.750   $24.500
       Low            19.750     21.875    21.000    20.250
       Close          25.000     22.000    24.375    22.500

1995   High          $17.625    $22.000   $26.000   $28.500
       Low            14.750     16.500    21.750    21.500
       Close          16.875     22.000    24.875    22.750
------------------------------------------------------------

Any stockholder correspondence regarding change of address or other recordkeeping matters may be addressed to:

Isaac Kagan
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
Telephone: 800-937-5449

All other stockholder correspondence -- questions about the Company and requests for Lydall's Annual Report and Form 10-K -- may be directed to:

Carole F. Butenas
Vice President-Investor Relations
Lydall, Inc.
P.O. Box 151
Manchester, Connecticut 06045-0151
E-mail: investor@lydall.com
Web Site: http://lydall.com

Lydall hires and promotes qualified employees in accordance with the law without regard to race, color, religion, sex, national origin, age, sexual preference, marital status, or physical or mental disabilities, except where, in management's view, a disability interferes with job performance or cannot be reasonably accommodated.

Directory

Corporate Headquarters
Lydall, Inc.
One Colonial Road
P.O. Box 151
Manchester, Connecticut 06045-0151
Telephone   (860) 646-1233
Facsimile   (860) 646-4917
Facsimile   (860) 646-8847

Lydall Axohm

President Elliott F. Whitely

Saint-Rivalain
56310 Melrand
France
Telephone   33-2-97-28-5300
Facsimile   33-2-97-39-5890

Lydall Composite Materials

President John J. Worthington

12 Davis Street
P.O. Box 400
Hoosick Falls, New York 12090-0400
Telephone   (518) 686-7313
Facsimile   (518) 686-7205

Covington Operation
230 Industrial Park Road
P.O. Box 599
Covington, Tennessee 38019-0599
Telephone   (901) 476-7174
Facsimile   (901) 476-9685

Logistics Management, Inc.

President William J. Rankin

580 Parker Street
P.O. Box 151
Manchester, Connecticut 06045-0151
Telephone   (860) 646-1233
Facsimile   (860) 645-0822

Lydall & Foulds

President William J. Rankin

580 Parker Street
P.O. Box 151
Manchester, Connecticut 06045-0151
Telephone   (860) 646-1233
Facsimile   (860) 646-4448

Lydall International

Saint-Rivalain
56310 Melrand
France
Telephone   33-2-97-28-8989
Facsimile   33-2-97-28-8980

Branch Office
Comodo Nishi-Azabu Building
25-22, Nishi-Azabu 2-Chome
Minato-ku, Tokyo 106 Japan
Telephone   81-3-3406-1575/6
Facsimile   81-3-3406-1577

Lydall Manning

President James P. Carolan

Green Island Operation
P.O. Box 328
Troy, New York 12181-0328
Telephone   (518) 273-6320
Facsimile   (518) 273-6361

Hatboro Operation
2800 Turnpike Drive
Hatboro, Pennsylvania 19040
Telephone   (215) 443-5325
Facsimile   (215) 675-4580

Lydall Southern Products

President Raymond J. Lanzi

3021 Vernon Road
P.O. Box 9550
Richmond, Virginia 23228
Telephone   (804) 266-9611
Facsimile   (804) 266-3875

Jacksonville Operation
500-B North Ellis Road
Jacksonville, Florida 32254
Telephone   (904) 783-1247
Facsimile   (904) 783-8907

Sales Office
1300 West Lodi Avenue, Suite A9
Lodi, California 95242
Telephone   (209) 333-0885
Facsimile   (209) 333-0887

Lydall Technical Papers

President Elliott F. Whitely

Chestnut Hill Road
P.O. Box 1960
Rochester, New Hampshire 03866-1960
Telephone   (603) 332-4600
Facsimile   (603) 332-9602
Facsimile   (603) 332-3734

Lydall Westex

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

Lydall On-line

E-mail: info@lydall.com
Web Site: http://lydall.com

                                                                              43