Form 10-K, Exhibit 13
period 1997-12-31
LYDALL INC /DE/
filed 1998-03-27
CIK 60977

                                                                    EXHIBIT 13.1




                         [GRAPHIC DESIGN APPEARS HERE]




One Colonial Road
P.O. Box 151
Manchester, CT 06045-0151


+++++++++++++++++++++++++++++++++++++
+[LOGO OF LYDALL, INC. APPEARS HERE]+
+++++++++++++++++++++++++++++++++++++


+++++++++++++++++++++++++++++++++++++
+[LOGO OF LYDALL, INC. APPEARS HERE]+
+++++++++++++++++++++++++++++++++++++

++++++++++++++++++++
+1997 ANNUAL REPORT+
++++++++++++++++++++


                         [GRAPHIC DESIGN APPEARS HERE]



+++++++++++++++++++++++++++++++++++++
+[LOGO OF LYDALL, INC. APPEARS HERE]+
+++++++++++++++++++++++++++++++++++++

+++++++++++++++++++
+TABLE OF CONTENTS+
+++++++++++++++++++


1       Financial Highlights

2       Letter to Stockholders

7       Lydall Products

16      Directory of Lydall Companies

18      Financial Review

--------------------------------------------------------------------------------
Lydall, Inc.
--------------------------------------------------------------------------------

Lydall possesses extensive fiber and fiber-composite knowledge as well as a variety of proprietary manufacturing capabilities. The Company's core competence is designing and producing technologically advanced, unique materials for critical, high-performance applications.

Lydall develops engineered, specialty products primarily in the areas of air and liquid filtration, thermal barriers and insulation, and materials handling. A customer-driven company, Lydall is known for its exceptional service, high quality, and innovative product solutions.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
   Financial Highlights
--------------------------------------------------------------------------------
                                                                   Percent
                                            ------------------     Increase
   In thousands except per-share data         1997      1996      (Decrease)
--------------------------------------------------------------------------------

   Net sales                              $244,289  $252,652             (3)
 ................................................................................
   Net income                               21,911    24,736            (11)
 ................................................................................
   Diluted earnings per common share          1.27      1.38             (8)
 ................................................................................
   Stockholders' equity                    113,030   117,844             (4)
 ................................................................................
   Stockholders's equity per share            7.04      6.89              2
 ................................................................................
   Market capitalization at December 31,   313,277   384,570            (19)
 ................................................................................
   Closing price NYSE on December 31,        19.50     22.50            (13)
 ................................................................................
   Weighted average common
   stock and equivalents outstanding        17.319    17,988             (4)
--------------------------------------------------------------------------------

                                 1 LYDALL, INC.

TO OUR STOCKHOLDERS AND EMPLOYEES

"Lydall embraces a four-pronged strategy to promote its growth: participation in expanding, dynamic markets; new product and market development; unique quality programs; and strategic acquisitions."


Although results for 1997 were solid, they did not keep up with the pace set in prior years. Lower sales and earnings in 1997 followed 12 years of consecutive earnings increases and 6 years of sales growth. We are dedicated to repeating and exceeding these records in the future, and we have the means to meet this goal. The fundamentals of Lydall are sound, and many growth opportunities exist, especially in our core businesses.

Lydall embraces a four-pronged strategy to promote its growth: participation in expanding, dynamic markets; new product and market development; unique quality programs; and strategic acquisitions. Although we encountered obstacles of varying degrees in 1997, I am confident in the potential that each holds for Lydall's future.

Lydall's Markets

Lydall's engineered materials, including specialty nonwovens, various fabricated components, and fiberboard systems, serve a variety of markets. Our strongest focus is in the air and liquid filtration and heat-management markets. Sales to these markets represented 59 percent of our business in 1997.

Air Filtration

During 1997, sales of our high-efficiency air filtration materials for clean-room applications were down approximately 10 percent from 1996, a year bolstered by extraordinary sales levels in the first half. Erratic shipping schedules and postponements of planned clean-room construction continued through early 1997. We began to see increased requests for quotes and smaller clean-room contracts coming onstream toward the end of the year; however, this market did not return to its previous robust levels of growth.

The slowdown in sales of materials for clean-room applications was primarily related to a decline in the semiconductor industry and the resultant postponements of chip manufacturing clean-room fabrications. We typically lag semiconductor market recoveries in the same manner that we lag market declines. The lag has been more lengthy through this most recent lull. Semiconductor industry analysts are predicting renewed growth of associated markets in 1998, and the trend toward faster, more complex and more powerful semiconductors bodes well for suppliers to this market,

                                 2 LYDALL, INC.

including Lydall. Lydall's market share is solid, and as I've stated many times, increased sales and a return to historical growth in this market is not a question of "if", just a question of "when."

The strength of sales of materials for other types of clean-rooms, such as those used by pharmaceutical manufacturers, hospitals, coating and painting operations, and research laboratories, partially offset the lackluster semiconductor-related sales in 1997. Lydall also entered the consumer air purification market, and our Lydair(R) filtration materials can now be found in portable air purifiers, vacuum cleaners, and central home air cleaning systems. In fact, in some instances, filter manufacturers have incorporated Lydall's Certified HEPA Seal into their packaging graphics and are including Lydall's informational pamphlet regarding filtration technology together with their product.

Healthy prospects exist in all three arenas served by Lydall air filtration products. We expect growth to be fueled by renewed strength of the semiconductor industry, expanding use of clean-room environments by all kinds of industrial and medical applications, and extensive interest by consumers in clean air in their homes and offices.

Heat Management

Lydall supplies a wide variety of materials and components to heat-management applications within temperatures ranging from absolute zero, or -459(degrees) F, up to 3000(degrees) F. Sales of these products, which include cryogenic insulation used for the storage of liquid natural gases, automotive thermal barriers and heat-shields, and various higher temperature industrial insulating materials, represented 37 percent of total 1997 sales. Thermal markets have been an important source of growth for the Company in the past and will be a major focus in the future.

Sales to these markets were down by 7 percent in 1997 compared with 1996. The decline related primarily to the automotive market. The continuous flow of new products being designed into vehicles and older products being designed out is a common dynamic of this business. Normally the number of new Lydall products being introduced far outnumbers those being phased out. However, sales of a large insulation part lost at the end of 1996 was not replaced by new business in 1997. Also, in mid-1997, Ford discontinued its T-Bird, Cougar, and Aerostar models, and the popularity of the Taurus and Sable waned somewhat during the year. Each of these models contained a number of Lydall thermal barriers and shields.

We strongly believe that the circumstances affecting us in our automotive markets are temporary. Automotive engineers specify our products to solve a variety of specific heat problems throughout a vehicle. Heat management has become a major concern of car companies as vehicle designs move toward larger passenger cabins and smaller engine compartments. Increasingly aerodynamic lines have resulted in components being packed into tighter spaces with less free air flow. Stricter emission standards have translated into increasing heat issues. Also, high-performance workhorses like trucks and sport-utility vehicles, which create the most heat issues, have been extremely popular. These market trends have meant increasing use of Lydall's thermal barriers and heat shields.

Of all the thermal barrier markets we serve, the automotive market holds the most significant growth opportunities. Our work continues with Ford, Chrysler, and General Motors on a wide variety of cars, sport-utility vehicles, and trucks. We are also working on proposals with several of the European auto manufacturers to supply their U.S.

     [BAR GRAPH APPEARS HERE]                [BAR GRAPH APPEARS HERE]

                    OPERATING CASH                          CAPITAL
    $ millions      FLOW - EBITDA           $ millions      INVESTMENT
93  23.9                                93   6.3
94  35.1                                94   8.0
95  45.2                                95  12.0
96  48.2                                96  10.9
97  42.3                                97  17.1

                                 3 LYDALL, INC.

operations, as well as to expand our automobile thermal business into Europe through joint ventures and acquisitions.

New Product and Market Development

In the Analysis of Results portion of our annual report we have always classified annual incremental sales emanating from products and technology introduced within the preceding three years as new in the current year. By this definition, prior to 1997, we averaged around $8 million a year of incremental sales attributable to new products. We did not match our historical performance in 1997. If, however, we were to take a broader, more conventional, viewpoint, well over $50 million of our 1997 sales were of products we did not produce five years ago - better than 20 percent.

We targeted a great deal of effort and investment at new-product development during the year. A 29 percent increase in research and development spending in 1997 supported an extensive roster of programs. Despite these initiatives and financial support, customer program delays and market circumstances hampered commercialization efforts during the year.


In addition to advancing development within our current product lines, we are diversifying products into new markets, moving forward into fabrication in some instances, and exploring a number of opportunities for combinations of materials from two or more of our divisions. For example, we extended our high-efficiency filtration products into the consumer market. Certain grades of our filtration materials, previously sold only for industrial clean-room applications, are now employed in consumer air cleaning appliances as well.

Another avenue of growth is the extension of our manufacturing and processing technologies. We are in the midst of installing a melt-blown capability at our Technical Papers facility. This operation produces the majority of the Company's high-efficiency air filtration materials. The equipment is expected to be operational early in the second quarter of 1998. The technology complements our existing wet-laid process and opens us to new markets and applications, particularly in liquid filtration. We also look forward to combining the attributes of a melt-blown media with a variety of Lydall's other materials to form composites with unique performance characteristics.

Unique Quality Programs

Our Cost of Quality Program is based on the ideal that everything should run perfectly. Employees throughout the organization are trained to identify, statistically measure, and track areas that need improvement with the goal of making the Company more efficient and enabling us to produce the highest quality products at a competitive price. This includes investment in computer systems and plant machinery and equipment. Training and organizational programs to increase efficiencies and improve productivity fall under this program as well. Formal, third-party validated quality assurance programs, such as ISO9000 certification, also play an important role.

During 1997 all of Lydall Westex's plants plus its sales support office were awarded QS9000 and ISO9002 quality assurance certification. QS9000 is an ISO9000-based, supplier quality rating system established by the three major U.S. automotive manufacturers. Certification covers key elements such as customer satisfaction, continuous improvement, emphasis on defect prevention, and reduction of variations and waste in the supply

     [BAR GRAPH APPEARS HERE]                [BAR GRAPH APPEARS HERE]

                    GROSS MARGIN AS                         NET
    $ millions      A PERCENT OF SALES      $ millions      SALES
93  30.8                                93  157.4
94  30.5                                94  213.1
95  30.8                                95  252.1
96  32.5                                96  252.7
97  31.8                                97  244.3


                                 4 LYDALL, INC.

chain, all of which reflect the mandate of Lydall's own comprehensive quality program.

At the time of our certification, only about 10 percent of the estimated 15,000 to 20,000 direct automotive suppliers had been QS9000 certified. Although the deadlines for certification varied by automotive manufacturer, all direct suppliers were required to be certified by the end of 1997. We were very proud to be among the first to successfully achieve this important quality rating.

Lydall's quality programs allow us to integrate and improve acquisitions and to continually improve existing processes and products. We strive to deliver the same high-quality product whether it's the first shipment or the ten thousandth. These efforts act as our road map to continually improve margins in a deliberate, systematic way. Over the past ten years, we have captured average savings of over $2.0 million a year under these programs.

Strategic Acquisitions

We acquired a small business in December, 1996 (Textile Technologies Industries, Inc.) which we incorporated into the Company during 1997 as the Fort Washington Operation of Lydall Manning. In its first year, the operation did not perform to Lydall standards, but I expect that to change by the end of 1998. During 1997, we discontinued many of the operation's low-margin product lines which reduced sales. Also, the operation, which manufactures components utilized in highly specialized, advanced structural materials for the aerospace, marine, and sporting goods industries, needed to be relocated. The move was both time consuming and distracting but should provide improved operating efficiencies and productivity in future years. The move is now complete, and the plant's efficiency has benefited already. In addition, we suffered from a severe shortage of a type of carbon fiber needed for many of Fort Washington's high-performance products. We are in the process of qualifying alternate sources of carbon fiber, and we are introducing our Lydall programs as well as aggressively pursuing some intriguing market opportunities.

We intensified our acquisition efforts during 1997. We engaged the assistance of investment bankers to focus specifically on filtration and automotive thermal applications. We also carried out an extensive in-house search initiative aimed at filtration applications. A similar program targeting thermal applications began early in 1998.

Over the long term, acquisitions have represented 40 percent of Lydall's growth and remain an important source of future expansion.

During the first quarter of 1998, Charter Medical, Ltd., a new corporate entity established earlier in the year, acquired CharterMed, Inc., a privately held company located in Lakewood, New Jersey. CharterMed, a growing and profitable manufacturer of proprietary medical devices, serves applications such as biotech and pharmaceutical processing, blood bank and transfusion services, neonatal intensive care, open-heart surgery, and stem cell processing and freezing. These products directly complement the Lypore(R) family of biomedical filtration media and sub-assemblies of Lydall Westex in Hamptonville, North Carolina, and represent Lydall's broadening presence in the market for advanced medical and blood filtration devices. In the second quarter of 1998, Lydall will be spinning off its biomedical filtration business into the new

     [BAR GRAPH APPEARS HERE]                [BAR GRAPH APPEARS HERE]

                    NET                                     RETURN
    $ millions      INCOME                  $ millions      ON SALES
93  10.2                                93   6.5
94  15.5                                94   7.3
95  22.4                                95   8.9
96  24.7                                96   9.8
97  21.9                                97   9.0

                                 5 LYDALL, INC.

entity, Charter Medical, Ltd. As part of this organizational change, the Westex medical products operation will move to a new facility in Winston-Salem, North Carolina.

Financial Position

In addition to the four areas for growth discussed above, Lydall is financially in excellent shape.

              As of December 31, 1997, cash, cash equivalents, and short-term investments totaled $12.8 million. This is after reinvesting $27.4 million to purchase 1.3 million shares of Lydall Common Stock throughout the year. Working capital was $39.2 million, total debt to total capitalization was 4 percent, debt to equity, 4 percent, and our current ratio was 2.39. We realize that a debt-to-capital ratio of 4 percent is an under-utilization of assets, and we are not comfortable with that. We plan to use our healthy borrowing capacity to acquire companies that fit our strategic focus. Using a conservative debt-to-total-capitalization ratio of 40 percent, or a reasonable debt-to-cash-flow ratio to maintain investment quality ratings, we could borrow from $75 million to $125 million to finance corporate development. We would certainly consider going above a 40-percent debt-to-total-capitalization ratio if the right opportunity arose and feel comfortable that our earnings stream and cash flow would provide adequate funding. Operating cash flow (operating income plus depreciation and amortization) totaled $42.3 million in 1997.

Capital expenditures in 1997 amounted to $17.1 million. Our 1998 budget plan calls for capital expenditures totaling $17.2 million. Expenditures related to "Lydall 2000" amounted to about $6.6 million in 1997. Additional implementation costs in 1998 and 1999 are expected to bring total expenditures for the project to around $9 million.

Lydall 2000 is a proactive information technology effort which has included evaluating and selecting enterprisewide software and hardware that will provide the Company with a competitive platform to last well into the next decade. Lydall expects to complete implementation of its Lydall 2000 systems over the next two years without any material disruption of operations. Through this enhanced information system we will gain the benefits of improved customer response, lower cost of delivering products and services, better internal and external communications, and access to real-time information. Solving the century-dating issue will be an added benefit of these extensive efforts.

1998

Many of the same market conditions and product delays that affected us in 1997 continue to be a factor early in 1998. Although we've begun the year somewhat behind the same period last year, we are optimistic that a number of programs currently underway will begin to benefit operating results as we move further into 1998. Longer term, we will concentrate on harvesting the potential of the four areas of growth I've discussed in this letter--expanding markets, new products, internal quality programs, and acquisitions. I am confident in our strategy and direction, and I am enthusiastic about the opportunities on the horizon.



LEONARD R. JASKOL
Chairman and Chief Executive Officer

     [BAR GRAPH APPEARS HERE]                [BAR GRAPH APPEARS HERE]

                    TOTAL                                   RESEARCH AND
    $ millions      CAPITALIZATION          $ millions      DEVELOPMENT SPENDING

    Debt     Equity      Total
93  13.8      60.1        73.9          93   4.8
94  13.5      76.2        89.7          94   5.5
95  10.6     101.8       112.4          95   6.2
96   9.5     117.8       127.3          96   6.8
97   5.1     113.0       118.1          97   8.7

                                6 LYDALL, INC.

LYDALL PRODUCTS


Lydall's engineered materials and components serve a wide variety of demanding, high-performance applications. In most cases, Lydall's products are not visible or apparent to the general public. The following illustrations depict some examples of where Lydall's products are employed to perform critical filtration and heat-management functions.

                                 7 LYDALL, INC.

CLEAN ROOMS

Lydair(R) filtration materials are specified throughout the world for filter systems installed in the ceilings, floors, walls, workbenches, and mini-environments of semiconductor and microchip manufacturing facilities, hospital operating rooms, industrial clean rooms, food and pharmaceutical processing plants, and biotechnology laboratories.

Lydall's filtration materials serve a wide range of performance efficiencies, from 40 percent ASHRAE up to 99.999999 percent ULPA at the most penetrating particle size -- particles as minute as one-tenth of one micron (3000 times smaller than the period at the end of this sentence.)

                        [DRAWING APPEARS IN BACKGROUND]

Lydall is a pioneer and a world leader in High Efficiency Particulate Arrestance
(HEPA) technology. HEPA-standard filtration materials filter out 99.97 percent of all contaminants as small as 0.3 micron. These include but are not limited to tobacco smoke, pollen, dust, dust mite allergens, mold spores, bacteria, and other airborne allergens. The Company's Lydair(R) filtration materials can be found in consumer applications such as portable air purifiers, vacuum cleaners and central home air cleaning systems.


                                HOME FILTRATION


                   [DRAWING OF HOUSE APPEARS IN BACKGROUND]

                               AUTOMOTIVE DESIGN


Lydall's patented thermal barrier and heat-shield components provide automotive design engineers with effective solutions to heat-management problems within stringent space, weight and cost constraints. Lydall products solve heat-management issues throughout a vehicle. Examples of applications include: catalytic converters, exhaust systems, transmissions, floor pans, gas tanks, fuel systems, brakes, electronic components, steering gears, and batteries.

                    [DRAWING OF CAR APPEARS IN BACKGROUND]

Lydall's Cryotherm(R) and CRS Wrap(R) superinsulating materials insulate at temperatures as low as absolute zero (-459(degrees) F). Applications include tanker trucks which transport liquid gases, fleet vehicles fueled by liquid natural gas, and other cryogenic storage vessels.

                           CRYOGENIC STORAGE VESSELS

                    [DRAWING OF TANKER TRUCK APPEARS HERE]

LYDAL COMPANIES

CORPORATE HEADQUARTERS
-------------------------------------------------------------------------------

Lydall, Inc.
One Colonial Road
P. O. Box 151
Manchester, Connecticut 06045-0151
Telephone (860) 646-1233
Facsimile (860) 646-4917
Facsimile (860) 646-8847

Producer of technologically advanced engineered materials for demanding specialty applications.

Products whose technologies are continuously being upgraded and which are sold to niche markets.

Customer-driven, highly responsive to service, quality, and end-use requirements.

LYDALL AXOHM
-------------------------------------------------------------------------------
                                            President:  James P. Carolan
Saint-Rivalain
56310 Melrand
France
Telephone 33-2-97-28-5300
Facsimile 33-2-97-39-5890

Lydall Axohm produces high-efficiency air filtration media as well as thermal barrier products. The operation also manufactures and converts nonwoven battery separators sold primarily to European automotive markets.

LYDALL COMPOSITE MATERIALS
--------------------------------------------------------------------------------
                                            President:  John J. Worthington
12 Davis Street
P. O. Box 400
Hoosick Falls, New York 12090-0400
Telephone (518) 686-7313
Facsimile (518) 686-7205

Covington Operation
230 Industrial Park Road
P. O. Box 599
Covington, Tennessee 38019-0599
Telephone (901) 476-7174
Facsimile (901) 476-9685

Lydall Composite Materials manufactures high-performance specialty products including fiber composites and fiberboard products for gasket, thermal barrier, electrical insulation, and packaging applications. Composite Materials also produces Cycle-Write(R) wood replacement board which is currently being used in the manufacture of pencils both in the U.S. and overseas.


LYDALL LOGISTICS MANAGEMENT
--------------------------------------------------------------------------------
                                            President:  Bill W. Franks, Jr.
615 Parker Street
P. O. Box 151
Manchester, Connecticut 06045-0151
Telephone (860) 646-1233
Facsimile (860) 645-0822

Logistics Management provides specialized distribution and warehouse services on a national basis to other Lydall companies and various American, Canadian, and European manufacturers of newsprint, specialty papers and other assorted products.

LYDALL & FOULDS
--------------------------------------------------------------------------------
                                            President:  Bill W. Franks, Jr.
615 Parker Street
P. O. Box 151
Manchester, Connecticut 06045-0151
Telephone (860) 646-1233
Facsimile (860) 646-4448

Lydall & Foulds produces chip, white-lined, and solid kraft paperboard used primarily by the setup and folding box industries and is a major consumer of recycled materials.

LYDALL MANNING
--------------------------------------------------------------------------------
                                            President:  William J. Rankin
P. O. Box 328
Troy, New York 12181-0328
Telephone (518) 273-6320
Facsimile (518) 273-6361

Fort Washington Operation
1100 Virginia Avenue, Suite 100
Fort Washington, Pennsylvania 19034-3295
Telephone (215) 542-2433
Facsimile (215) 542-1696

Lydall Manning manufactures specialty materials and technical paper products that offer a wide variety of performance capabilities. Manning's products are used as cryogenic superinsulating media, thermal, flame, and electrical barriers, and high-performance, lightweight structural composites.



                                16 LYDALL, INC.

LYDALL SOUTHERN PRODUCTS
--------------------------------------------------------------------------------
                                            President: Raymond J. Lanzi
3021 Vernon Road
P. O. Box 9550
Richmond, Virginia  23228-3737
Telephone (804) 266-9611
Facsimile (804) 266-3875

Jacksonville Operation
500-B North Ellis Road
Jacksonville, Florida 32254
Telephone (904) 783-1247
Facsimile (904) 783-8907

Sales Office
1300 West Lodi Avenue, Suite A9
Lodi, California 95242
Telephone (209) 333-0885
Facsimile (209) 333-0887

Lydall Southern Products produces laminated fiberboard sheets which replace wood pallets in materials-handling applications. These operations also make bulk palletizing tier sheets used in the shipping and storing of products like glass bottles and a variety of protective dunnage products used in the shipping industry.


LYDALL TECHNICAL PAPERS
--------------------------------------------------------------------------------
                                          President:  James P. Carolan
Chestnut Hill Road
P. O. Box 1960
Rochester, New Hampshire 03866-1960
Telephone (603) 332-4600
Facsimile (603) 332-9602
Facsimile (603) 332-3734

Lydall Technical Papers manufactures air filtration media serving a wide range of performance efficiencies, from 40 percent ASHRAE up to 99.999999 percent ULPA at the most penetrating particle size. The operation also manufactures thermal barrier materials for use in high-temperature applications and liquid filtration media used primarily in high-efficiency, high-capacity hydraulic oil and lubrication oil elements for off-road vehicles, trucks, and heavy machinery.



LYDALL WESTEX
--------------------------------------------------------------------------------
                                          President:  Christopher R. Skomorowski
Brooks Crossroads
P. O. Box 109
Hamptonville, North Carolina 27020
Telephone (910) 468-8522
Facsimile (910) 468-8555

Columbus Operation
6767 Huntley Road
Columbus, Ohio 43229
Telephone (614) 885-6379
Facsimile (614) 885-5967

Rockwell Operation
711 Palmer Road
Rockwell, North Carolina 28138
Telephone (704) 279-5031
Facsimile (704) 279-6104

Sales Office
4555 Investment Drive
Suite 205
Troy, Michigan 48098
Telephone (248) 952-5570
Facsimile (248) 952-5575

Lydall Westex is a leader in the automotive heat-management field. Westex makes a range of patented thermal barrier and heat-shield products for mid-to-high-temperature applications throughout a vehicle.


LYDALL INTERNATIONAL, INC.
--------------------------------------------------------------------------------

Saint-Rivalain
56310 Melrand
France
Telephone 33-2-97-28-8989
Facsimile 33-2-97-28-8980

Branch Office
Comodo Nishi-Azabu Building
25-22, Nishi-Azabu 2-Chome
Minato-ku, Tokyo 106 Japan
Telephone 81-3-3406-1575/6
Facsimile 81-3-3406-1577

An international sales and marketing arm of all Lydall Companies.



LYDALL ON-LINE
--------------------------------------------------------------------------------
info@lydall.com                             www.lydall.com


                                17 LYDALL, INC.

FINANCIAL REVIEW

19      Analysis of Results

28      Key Financial Items

29      Income Statements

30      Balance Sheets

32      Statements of Cash Flows

33      Statements of Changes in Stockholders' Equity

34      Notes to Consolidated Financial Statements

44      Report of Independent Accountants

44      Management's Report

45      Five-Year Statistical Review

46      Officers, Directors, and Stockholder Information

Sales

Overview

Sales in 1997 declined by 3 percent to $244.3 million from $252.7 million in 1996. The net sales change was a function of several factors:

-- Acquisition of a specialty materials company increased sales by $9.8 million.

-- Internal marketing actions resulted in a net sales decrease of $13.0 million.

-- External forces reduced sales by $5.2 million.

The acquisition in late 1996 of the Fort Washington Operation, formerly known as the Hatboro Operation, resulted in $9.8 million of additional sales in 1997. Acquisition effects in 1996 and 1995 included the incremental sales of the Columbus and Jacksonville Operations. These two businesses were acquired in 1994.

Internal marketing actions and external forces produced a combined negative impact of $18.2 million in 1997. In 1996, these two factors largely offset each other. During 1995, major internal marketing efforts resulted in most of the large increase in sales recorded in that year.

Acquisitions

For analytical purposes, Lydall isolates the impact of acquisitions for three years, after which time the business is considered to be fully integrated into Lydall's operations.

Lydall began operating the Fort Washington Operation at the beginning of 1997. Acquisition of this business marked Lydall's entry into the specialty woven fiber materials market. Lydall relocated the operation to a new facility late in 1997 to provide more efficient operating conditions and product flow. This business was severely impacted by shortages of critical raw materials, which hampered sales efforts. Initiatives to qualify additional raw material sources are underway, although progress has been difficult in the face of strong demand for the same raw materials by larger manufacturers in the aerospace industry.

During 1996, the Columbus and Jacksonville Operations produced modest additional growth of $900 thousand, compared with incremental sales of $8.6 million in 1995. Results from these businesses were included with all other Lydall operations in 1997.

Internal Marketing Actions

Normally a source of revenue growth, internal marketing actions resulted in a net revenue drop of $13.0 million in 1997. Price decreases, which were the largest factor, amounted to $7.9 million. A large portion of the price decreases related to the materials-handling business. Internal marketing actions resulted in net gains of $9.5 million in 1996 and $33.0 million in 1995.

Incremental new-product sales were $2.4 million in 1997, following $11.8 million in 1996 and $17.6 million in 1995. Despite record spending for product development on major new initiatives in 1997, commercialization did not meet Company objectives. Efforts in filtration and thermal applications have been extensive, and prospects for increased new-product sales are positive for later in 1998. Sales of all-metal insulating shields to the domestic automotive industry, a major contributor in 1996, increased again in 1997. Lydall launched a concerted effort to penetrate the European market for these products during 1997 by pursuing acquisition possibilities and focusing on discrete product-development opportunities and potential production joint ventures. These latter efforts are expected to generate sales in 1998.

Market-share losses offset gains in 1997 resulting in a net sales reduction of $1.4 million. Losses occurred primarily in the automotive market and were related to Ford's discontinuing three models that contained Lydall's thermal barriers in mid-1997 and the loss of a major part supplied to Chrysler at the end of 1996. Gains were

                               19  LYDALL, INC.

ANALYSIS OF RESULTS
continued



made in the materials-handling and transportation markets to partially offset losses. The net loss of market share in 1997 followed net gains of $1.5 million in 1996 and $5.4 million in 1995. Gains in 1996 and 1995 occurred predominantly in automotive heat-management products and high-efficiency air filtration markets.

The Company discontinued $6.1 million of product sales in 1997 compared with $2.8 million in 1996 and $3.1 million in 1995. The higher than normal level of product discontinuations in 1997 included exiting some low-margin products, primarily outside of Lydall's focus of thermal and filtration, and the discontinuation of a unique flame barrier supplied to the office-panel market.

Net pricing actions in 1997 caused revenues to drop by $7.9 million. For the third consecutive year, Lydall's materials-handling business drove net pricing actions. Over the long term, raw-material costs and selling prices in this market move in a relatively similar manner. Linerboard costs, the principal raw material, stabilized after weakness early in the year. However, an extremely competitive environment evolved, and average selling prices declined. Lydall's equally aggressive response resulted in record unit volumes in the materials-handling business for the year.

In 1997 and 1996, selling prices of materials-handling systems declined, offsetting significant price increases which were instituted in 1995 in response to rapidly rising raw material costs. In 1996, prices decreased by a net $1.0 million, following increases in 1995 totaling $13.1 million. In 1995, a year characterized by severe commodity inflation, Lydall was able to pass most of its raw-material increases on to customers.

External Market Forces

Lydall defines external market forces as the effects of economic and market changes beyond the influence of management, including the effects of market decay and foreign exchange. In 1997, external forces reduced revenues by a net $5.2 million. The major portion of this reduction resulted from the loss of certain automotive thermal business to lower performance solutions. Shorter product life-cycle trends, particularly evident in domestic automotive markets, also impacted other Lydall businesses, although to a much lesser extent. Offsetting these factors were the net positive effect of the economy plus market growth, which increased sales by $6.1 million in 1997.

In 1996, external forces reduced sales by a net $9.8 million. The Company was affected by market decay in leaf-type battery separators sold in Europe; loss of certain heat shields; and the increased reuse of a particular materials-handling product by customers.

During 1995, external effects resulted in a revenue drop of $2.6 million. Strong growth in filtration and thermal product markets and other factors were offset by decay in mature markets such as footwear.

Currency changes have traditionally had a minimal effect on Lydall. In 1997, weaker currencies in relation to the U. S. dollar resulted in a $2.2 million
reduction in sales.   Most of this reduction related to European sales.  The
Asian currency crisis arising late in the year had no material impact on sales. The effect of foreign currency in 1996 and 1995 was not material.

-------------------------------------------------------------
STATEMENTS OF CHANGES IN SALES
-------------------------------------------------------------
In millions                           1997     1996     1995
-------------------------------------------------------------
Prior year's net sales              $252.7   $252.1   $213.1
-------------------------------------------------------------
Acquisitions                           9.8       .9      8.6
Internal marketing actions           (13.0)     9.5     33.0
External market forces                (5.2)    (9.8)    (2.6)
-------------------------------------------------------------
Total change                          (8.4)      .6     39.0
-------------------------------------------------------------
Current year's net sales            $244.3   $252.7   $252.1
-------------------------------------------------------------


                               20  LYDALL, INC.

Gross Margin


Overview

Gross margin declined to $77.6 million, or 31.8 percent of sales, in 1997. This compares with gross margin of $82.1 million, or 32.5 percent of sales, in 1996, and $77.7 million, or 30.8 percent of sales, in 1995. Margins were significantly affected by lower sales volume and the net effect of price decreases, which were only partially offset by cost decreases from vendors. Companywide cost-reduction programs continued to have a positive impact on gross margin. The Fort Washington Operation produced modest incremental gains in gross margin but lowered Lydall's average gross margin as a percent of sales by approximately one percentage point.

In 1996, gross margin gains came from improvements in the Columbus and Jacksonville Operations acquired in 1994. Over time, management expects to see a similar pattern develop at the Fort Washington Operation where volume, efficiencies, and quality programs are currently being implemented. Cost reductions under Lydall's Cost of Quality Program also contributed positively to gross margin in 1996, as did the net positive effect of price increases in relation to cost increases.

Improvements in gross margin in 1995 were largely due to increased sales volume from new products, market-share gains, and the impact on production costs from the Cost of Quality Program.

Acquisitions

Lydall's Fort Washington Operation experienced many operating difficulties in 1997. Gross margin of $700 thousand, or 7 percent of the operation's sales, was depressed for several reasons. Critical raw materials were in extremely short supply, which caused inefficient production scheduling and an inability to meet customer demand. As mentioned under Sales, initiatives are underway to alleviate the problem.

For the years 1995 and 1996, acquisitions added $1.3 million and $2.2 million, respectively, to consolidated gross margin totals. These improvements were caused by the second- and third-year effects of Lydall's operating culture on the Columbus and Jacksonville facilities acquired in 1994. During the first year of ownership by Lydall, major process changes were instituted along with improved management techniques. This has been a typical pattern. The immediate results from acquisitions tend to be negative as local management implements the changes, gradually turning to meaningful positive results in later years.

Effects of Changes in Sales Volume

Sales volume (excluding the effects of acquisitions and pricing actions) declined in 1997, resulting in a drop in gross margin of $5.2 million. Loss of operating leverage related to our products being designed out of certain applications and the discontinuation of various products more than offset the benefits of a stronger worldwide economy and market growth for many of Lydall's products.

The dynamics in 1996 were similar, although less significant in their impact on gross margin. A slight decline in sales volume caused a drop in gross margin of approximately $1.0 million. This was mainly attributable to the transfer of filtration media production to France, where manufacturing efficiencies did not reach those achieved domestically.

In 1995, a large volume increase produced incremental gross margin of $6.9 million. Improvements came from a surge of new-product growth in heat-management materials and air filtration media.

Price Increases in Relation to Cost Increases

Net pricing actions eroded gross margins by $3.5 million. As described under Sales, a large portion of the impact emanated from pricing issues in the materials-handling business. While percentage margins declined only modestly in this business, the competitive environment forced Lydall to absorb some incremental



                               21  LYDALL, INC.

ANALYSIS OF RESULTS
continued



vendor-imposed costs without the ability to pass these costs along to customers. The thermal barrier business was not immune either, and price concessions were necessary in several of these markets.

In 1996, net pricing actions resulted in a $2.2 million increase in gross margins as costs declined in relation to relatively stable revenues. A net surplus of $900 thousand was generated in 1995 when the Company aggressively raised prices in a period of rapidly increasing raw material prices.

Cost Reductions

Cost-reduction programs were an important element in maintaining a healthy gross margin ratio in 1997. The net impact on margins was positive $2.4 million. The Company's Comprehensive Quality Program, also known as Cost of Quality, continued to produce impressive results in improving production efficiencies and reducing costs. In addition to process-related improvements at many plants, initiatives to reformulate certain products to achieve improved quality and lower costs were very successful. Strategically focused capital spending helped to produce additional improvements at Manning and Composite Materials. Westex's automotive thermal barrier operations produced especially positive results. Net savings in 1996 were $2.9 million, following record savings of $3.7 million in 1995.

Inventory Effects

Gross margins are affected by inventory write-offs, changes in FIFO inventory levels, as well as increases or decreases in LIFO reserves. In 1997, these combined effects produced a negligible net effect. This compares with effects in 1996 of a positive $300 thousand and in 1995 of a negative $500 thousand.

Other Effects

Other effects, including depreciation expense, changes in fixed overhead, and product-mix changes increased gross margins by $1.1 million. This compares with a decrease of $2.2 million in 1996 and an increase in 1995 of $500 thousand.

-----------------------------------------------------------------------
STATEMENTS OF CHANGES IN GROSS MARGIN
-----------------------------------------------------------------------
$ millions                                        1997    1996    1995
-----------------------------------------------------------------------
Prior year's gross margin                        $82.1   $77.7   $64.9
-----------------------------------------------------------------------
Acquisitions                                        .7     2.2     1.3

Effects of changes in sales volume                (5.2)   (1.0)    6.9
Price increases in relation to cost increases     (3.5)    2.2      .9
Cost reductions                                    2.4     2.9     3.7
Inventory effects                                    -      .3     (.5)
Other effects                                      1.1    (2.2)     .5
-----------------------------------------------------------------------
Total change                                      (4.5)    4.4    12.8
-----------------------------------------------------------------------
Current year's gross margin                      $77.6   $82.1   $77.7
-----------------------------------------------------------------------
As a percent of net sales                         31.8    32.5    30.8
-----------------------------------------------------------------------




                               22  LYDALL, INC.

Pretax Income


Overview

Pretax income declined to $34.5 million in 1997 from $39.9 million in 1996, a decrease of 14 percent. This compares with increases of 8 percent in 1996 and 39 percent in 1995. In 1997, lower sales volume and a negative cost/price relationship, which created a drop in gross margin, caused much of the decline in pretax income. Also, the net impact of the Fort Washington Operation was modestly negative.

For the years of 1996 and 1995, pretax income rose by $3.0 million and $10.4 million, respectively. Increases were driven by cost-reduction programs and acquisitions in those two years, while 1995 also benefited from strong internal sales and margin growth.

Acquisitions

The Fort Washington Operation generated a pretax operating loss of $700 thousand in 1997. This newly acquired entity is expected to show improving results during 1998 and later years. The Columbus and Jacksonville operations, which were no longer classified as acquisitions in 1997, contributed incremental pretax income of $1.6 million in 1996 and $600 thousand in 1995. Both of those acquisitions took over a year to begin generating meaningful incremental profits. This timetable tracks Lydall's experience with other acquired operations, and management looks forward to achieving similar improvements at the Fort Washington Operation.

Operations

Pretax earnings from operations other than acquisitions were $5.4 million lower in 1997 than in 1996. Lower gross margins coupled with increased selling, product development, and administrative spending resulted in the decreased profits. Lydall increased its long-term investment in new-product development, a major component of the spending increase. These expenditures are expected to provide a solid foundation for future growth.

Existing operations generated a $900 thousand increment to pretax income in 1996. During that year, cost reductions and efficiency improvements were key to creating a small increase in gross margin. In 1995, operating leverage from higher sales combined with record savings from Cost of Quality initiatives at existing operations produced an $8.3 million increase in pretax income.

Other income and expense improved by $400 thousand in 1997. Management assessed environmental risks at one facility and, based on positive factors that indicated a declining exposure, reduced reserves sufficiently to create the positive swing. This was offset by write-offs of fixed assets companywide. Other expenses declined by $200 thousand in 1996 following a decrease of $600 thousand in 1995.

Investments and Financing

Nonoperating investment income and financing costs combined to increase pretax income by $700 thousand in 1997 over 1996 levels. Despite investment balances that declined steadily over the course of the year, investment income increased due to a greater concentration of investments in strong domestic equity markets. The Company does not expect to generate this increased level of investment income in 1998 as cash balances will continue to be drawn down to fund capital projects, the repurchase of Lydall Common Stock, and acquisitions. Interest expense declined by $100 thousand as already low debt levels declined further. In 1996, investment income increased by $300 thousand while interest expense declined by $200 thousand. In 1995, investment income surged by $900 thousand as cash balances grew substantially in a year with moderate capital spending and no stock repurchase activity. Interest expense declined by $600 thousand in 1995.



                               23  LYDALL, INC.

ANALYSIS OF RESULTS
continued

----------------------------------------------------------------
STATEMENTS OF CHANGES IN PRETAX INCOME
-----------------------------------------------------------------
In millions                                1997    1996     1995
-----------------------------------------------------------------
Prior year's pretax income                $39.9   $36.9    $26.5
-----------------------------------------------------------------
Acquisitions - change in:
  Gross margin                               .7     2.2      1.3
  Selling, product development,
        and administrative expenses        (1.4)    (.6)     (.7)
-----------------------------------------------------------------
Total change from acquisitions              (.7)    1.6       .6
-----------------------------------------------------------------
Operations - change in:
  Gross margin                             (5.2)    2.2     11.5
  Selling, product development,
        and administrative expenses         (.6)   (1.5)    (3.8)
  Other income/expense                       .4      .2       .6
-----------------------------------------------------------------
Total change from operations               (5.4)     .9      8.3
-----------------------------------------------------------------
Nonoperating investments and
  financing - change in:
  Investment income                          .6      .3       .9
  Interest expense                           .1      .2       .6
-----------------------------------------------------------------
Total change from nonoperating
  investments and financing                  .7      .5      1.5
-----------------------------------------------------------------
Total change                               (5.4)    3.0     10.4
-----------------------------------------------------------------
Current year's pretax income              $34.5   $39.9    $36.9
-----------------------------------------------------------------

Accounting Standards

In 1998, the Company will adopt Statement of Financial Accounting Standards No. 130, No. 131, and No. 132, "Reporting Comprehensive Income," ("SFAS 130"), "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"), and "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("SFAS 132"), all of which are effective for fiscal years beginning after December 15, 1997.

SFAS 130 requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Lydall will adopt SFAS 130 effective for the first quarter ending March 31, 1998. There will be no effect on the Company's consolidated financial position, results of operations, or cash flows.

SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. SFAS 131 is based on the management approach to segment reporting and includes requirements to report selected segment information quarterly and to include entitywide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenues. The Company currently reports under one segment and is evaluating the impact of the


                               24  LYDALL, INC.

disclosure requirements. SFAS 131 may require Lydall to disclose more than one segment. The Company will adopt SFAS 131 effective for the year ending December 31, 1998. There will be no effect on the Company's consolidated financial position, results of operations, or cash flows.

SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. The Company will adopt SFAS 132 effective for the year ending December 31, 1998. There will be no effect on the Company's consolidated financial position, results of operations, or cash flows.


Forward-Looking Statements

Lydall, Inc. desires to take advantage of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995. In addition to economic conditions and market trends, the Company considered the following market circumstances in determining any forward-looking statements made in its 1997 Annual Report and Form 10-K for the fiscal year ended December 31, 1997.

A Major Downturn of the U. S. Automotive Market. Although Lydall's automotive sales are not solely contingent on the strength of the automotive market, a significant downturn of the U. S. automotive industry could have a substantial impact on Lydall's results. The Company can also be affected when automotive manufacturers discontinue production of specific models that contain Lydall's products, as happened at Ford in mid-1997. On the other hand, Lydall benefits from the introduction of new models. Twenty-six percent of Lydall's total sales in 1997 were to the U. S. automotive market, excluding aftermarket sales. Lydall's primary automotive products are thermal barriers and heat shields employed both inside and outside of vehicles. Most of Lydall's products are supplied to meet unique, niche applications. There is no direct correlation between the number of Lydall parts on a vehicle and the number of units built, as with tires or steering wheels for example. Slight fluctuations in U. S. automotive production have relatively little effect on Lydall's business; however, a major downward shift could prevent Lydall from achieving its projected results.

A Significant Change in the Number of Clean Rooms Being Built. Lydall's high-efficiency air filtration business is linked to the fabrication of clean rooms around the world. In 1995 and early 1996, the demand for these air filtration materials was the strongest the Company had ever seen. Since then the demand curve has leveled. This slowdown was related primarily to the semiconductor industry. The Company estimates that about one-third of its total high-efficiency air filtration sales are to semiconductor related clean rooms. Various independent industry-published forecasts project excellent long-term growth for clean-room fabrications in general. Lydall relies on these forecasts, feedback from its filtration customers, and other market intelligence sources for forward-looking information. Lydall's outlook is based in part on the renewed strength of this market; however, if a significant market decline were to occur, it would have a negative impact on Lydall's results.

Raw-Material Pricing and Supply. Raw-material pricing and supply issues affect all of Lydall's businesses and can influence results in the short term. Pricing fluctuations, however, particularly impact the Company's materials-handling business. These products are made from laminated virgin kraft paperboard, also known as linerboard. In 1995, costs of linerboard were extremely high, and Lydall, in turn, raised prices, partially accounting for the higher than average sales growth in that year. In 1996, as raw-material costs declined, Lydall reduced prices. Linerboard prices began to rise slightly in mid-1997, and Lydall instituted a price increase on its products in the third quarter of the year. The materials-handling business is unique for Lydall because it is the one area where the market pushes for price reductions that directly track decreases in raw materials and accepts price increases in the face of higher raw-material costs. Thus, significant changes in the pricing of linerboard directly affect this portion of Lydall's business.



                               25  LYDALL, INC.

ANALYSIS OF RESULTS
continued



Liquidity and Capital Resources


Liquidity Overview

Lydall used a strong beginning balance sheet and free cash flow from operations to fund an aggressive capital investment plan and to purchase 1.3 million shares of Lydall stock for $27.4 million in 1997. The Company ended 1997 with $8.9 million in cash and cash equivalents, as well as $3.9 million in short-term investments. Stockholders' equity decreased by $4.8 million as treasury share purchases exceeded net income and stock option proceeds. These changes will have little impact on Lydall's financial capacity to complete future strategic acquisitions.

In December 1996, Lydall acquired Textile Technologies Industries, Inc., now part of Lydall Manning as its Fort Washington Operation. The Company paid $2.0 million in cash at closing and issued an $8.0 million note which was paid on January 2, 1997. A $1.75 million note was also issued payable through 1998.

The Year 2000 Issue

Lydall has proactively addressed the year 2000 issue by evaluating and selecting enterprisewide software and hardware that will provide the Company with a competitive information technology platform to last well into the next decade. This program is referred to as "Lydall 2000." During 1995 and 1996, plans were developed and put in place to meet the Company's future information needs. Lydall expects to complete implementation of new systems within the next two years and to avoid any disruption of operations. In fact, an enhanced information technology capability is expected to provide the benefits of improved customer response, lower cost of delivering products and services, enhanced internal and external communications, and access to real-time information. Solving the century dating issue will be another benefit of these extensive efforts. The Company is assessing the impact of Year 2000 compliance by its suppliers and customers and the potential affect, if any, on the Company's operations.

Capital expenditures in 1997 for Lydall 2000, including the majority of necessary software and hardware outlays, amounted to $6.6 million. Including additional implementation costs to be expended in 1998 and 1999, total capital outlays for Lydall 2000 are expected to be approximately $9 million. These additional expenditures in 1998 and 1999 will have a minimal effect on Lydall's liquidity and capital resources.

Cash Flow Overview

Cash flow from operating activities was $23.8 million in 1997. The major investing activity was a $17.1 million capital expenditure program in 1997. Lydall's purchase of $27.4 million worth of its common stock represented the Company's most significant financing activity. In addition, the $8.0 million short-term note payable on the Textile Technologies acquisition was repaid early in 1997.

During 1996, cash flow from operating activities was a record $36.9 million, due to record net income and better working capital management. Capital expenditures amounted to $10.9 million, and the Company purchased $10.3 million of its Common Stock. The net effect was a large increase in liquid assets during the year.

In 1995, cash flow from operating activities reached $25.8 million. Net income and non-cash charges were somewhat offset by increased working capital productivity. Strong sales growth increased receivables at year-end, and inventory costs were inflated by high commodity costs. Investing activities included moderate capital spending of $12.0 million. Financing activities included scheduled payments under the existing long-term note agreement.

Working Capital Productivity

Lydall measures working capital turnover to evaluate the utilization of short-term operating resources. Working capital productivity is defined as annual sales divided by the quarterly average of all receivables and inventory, less accounts payable. Inventory turnover receives particular attention at Lydall operations. Although inventory turnover had improved steadily moving from 6.6 times in 1991 to 11.8 times and 11.1 times in 1996 and 1995,


                               26  LYDALL, INC.

respectively, it dropped to 10.6 times in 1997. Much of the decline this past year came from the Fort Washington Operation which maintains higher working capital levels than other Lydall plants. Management expects to improve working capital turnover at the Fort Washington Operation in the future.

The Company has demonstrated improved use of short-term operating resources for many years. Working capital productivity measured 7.6 times in 1997, 8.2 times in 1996, and 7.4 times in 1995 compared with 5.2 times in 1991.

-------------------------------------------------------------
$ millions                             1997     1996    1995
-------------------------------------------------------------
Net Sales                            $244.3   $252.7  $252.1
Average working capital                32.3     30.7    34.2
Working capital productivity            7.6      8.2     7.4
Percent change from previous year        (8)      12       3
-------------------------------------------------------------

Future Cash Requirements

Cash requirements for 1998 will include the funding of ongoing operations, capital expenditures, purchase of Lydall Common Stock as conditions permit, and acquisitions. At January 1, 1998, the Company had remaining authorization to purchase up to an additional 487,321 shares of its Common Stock.

Early in 1998, a Lydall subsidiary funded the capitalization of Charter Medical, Ltd. On February 6, 1998, this separate corporate entity acquired CharterMed, Inc., a privately held company located in Lakewood, New Jersey, for $6.6 million in cash and a note for $720 thousand, payable through 1999. CharterMed is a growing and profitable manufacturer of proprietary medical devices serving applications such as biotech and pharmaceutical packaging, blood bank and transfusion services, neonatal intensive care, operating room/perfusion, and stem cell processing and freezing.

The 1998 capital expenditure forecast is $17.2 million. Expenditures will be concentrated on upgrading existing production capability at all of Lydall's operations, including a capacity expansion at Technical Papers to produce melt-blown media. In addition, implementation costs of Lydall 2000 are budgeted for 1998.

Management expects to finance capital expenditures and ongoing operating cash requirements from cash on hand and cash generated from operations. Acquisitions of operating companies and Lydall Common Stock may require Lydall to utilize existing credit facilities or to negotiate additional credit capacity.

Credit Arrangements

Lydall maintains domestic and foreign credit arrangements totaling over $25 million, the majority of which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At December 31, 1997 and 1996, no amounts were outstanding on domestic or foreign lines of credit.

Capital Structure

Lydall continued to produce cash flow from operating activities well in excess of capital spending needs. The Company has reduced its long- and short-term indebtedness to $5.1 million and concluded 1997 with cash and investments of $12.8 million. Since 1991, Lydall has acquired five operating companies, in effect, for cash. In the past two years, Lydall has also acquired approximately $38 million of Lydall Common Stock without needing to borrow funds.

Acquisition searches are underway in Lydall's core markets of filtration and heat management. Lydall's resources to complete strategic acquisitions are considerable. Borrowing capacity can be measured in various ways. Using a debt-to-capitalization target of 40 percent or a reasonable debt-to-cash-flow ratio that would maintain investment quality ratings, Lydall could borrow between $75 million and $125 million to finance corporate development. This range is based on Lydall's current cash flow. Depending on the acquisition, the addition of an acquired company's cash flow could provide additional debt capacity. Management is willing to stretch these targets in the short-term to finance a compelling business combination.



                               27  LYDALL, INC.

KEY FINANCIAL ITEMS



Cash and Cash Equivalents   Cash and cash equivalents decreased to $8.9 million
in 1997 from $38.2 million in 1996.

Short-term Investments   Lydall invests in equities and other highly liquid
investments with maturities greater than three months at the time the investments are made. The Company had short-term investments of $3.9 million and $4.9 million at December 31, 1997 and 1996, respectively.

Receivables   Receivables were $32.2 million in 1997 and $34.0 million in 1996, of which trade receivables were $31.9 million and $32.7 million for 1997 and 1996, respectively. Days of sales outstanding in trade receivables were 51 in 1997 and 50 in 1996. Foreign and export sales were approximately 19 percent of total sales in 1997, 21 percent in 1996, and 22 percent in 1995. These sales are concentrated primarily in Europe, the Far East, Mexico, and Canada.

Inventories   Inventories were $15.5 million at December 31, 1997 and $14.7 million at December 31, 1996, net of LIFO reserves of $1.2 million and $1.7 million at the end of 1997 and 1996, respectively.

Working Capital   Working capital decreased to $39.2 million on December 31,
1997 from $53.4 million on December 31, 1996. The ratio of current assets to current liabilities increased to 2.39 from 2.24.

Capital Asset Expenditures   Capital asset expenditures were $17.1 million in
1997, $10.9 million in 1996, and $12.0 million in 1995. Depreciation was $8.0 million in 1997, $7.8 million in 1996, and $7.1 million in 1995. The Company's 1998 Capital Plan calls for commitments of $17.2 million with spending focused on the following areas: process improvements that lower the Company's Cost of Quality; capacity to produce melt-blown media; and Lydall 2000, a companywide upgrade of information technology. Expenditures in 1998 are expected to be financed from existing cash balances or cash generated from operations.

Debt to Total Capitalization   Debt to total capitalization decreased to .04 in
1997 from .13 in 1996.

Common Stockholders' Equity   Common stockholders' equity decreased to $113.0
million at December 31, 1997, a decrease of 4 percent from $117.8 million at December 31, 1996. On a per-share basis, common stockholders' equity increased to $7.04 at December 31, 1997 from $6.89 at December 31, 1996.

Dividend Policy   The Company does not pay a cash dividend on its Common Stock and does not anticipate doing so for the foreseeable future. Cash will be reinvested into core businesses which should continue to earn Lydall stockholders an excellent overall long-term return on their investment.

Research and Development   Research and development investments were $8.7
million in 1997, $6.8 million in 1996, and $6.2 million in 1995.



                               28  LYDALL, INC.

INCOME STATEMENTS


---------------------------------------------------------------------
In thousands except per-share data
For the years ended December 31,          1997       1996        1995
---------------------------------------------------------------------
Net sales                             $244,289   $252,652    $252,128

Cost of sales                          166,648    170,597     174,430
---------------------------------------------------------------------
Gross margin                            77,641     82,055      77,698

Selling, product development,
  and administrative expenses           44,888     42,778      40,668
---------------------------------------------------------------------
Operating income                        32,753     39,277      37,030
---------------------------------------------------------------------
Other (income) expense:
  Investment income                     (1,986)    (1,389)     (1,113)
  Interest expense                         368        518         778
  Other                                    (82)       294         490
---------------------------------------------------------------------
                                        (1,700)      (577)        155
---------------------------------------------------------------------
Income before income taxes              34,453     39,854      36,875

Income tax expense                      12,542     15,118      14,437
---------------------------------------------------------------------
Net income                            $ 21,911   $ 24,736    $ 22,438
---------------------------------------------------------------------
Basic earnings per common share       $   1.31   $   1.44    $   1.30

Weighted average common stock
  outstanding                           16,692     17,140      17,263
---------------------------------------------------------------------
Diluted earnings per common share     $   1.27   $   1.38    $   1.23

Weighted average common stock and
  equivalents outstanding               17,319     17,988      18,197
---------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


                                29  LYDALL, INC.

BALANCE SHEETS


-------------------------------------------------------------------
In thousands except share data   December 31,        1997      1996
-------------------------------------------------------------------
Assets

Current assets:

Cash and cash equivalents                        $  8,891  $ 38,226

Short-term investments                              3,873     4,941

Accounts receivable (less allowance for
 doubtful receivables of $1,381 in 1997
 and $1,727 in 1996)                               32,203    33,953

Inventories:
 Finished goods                                     6,243     5,965
 Work in process                                    2,867     3,712
 Raw materials and supplies                         7,600     6,743
 LIFO reserve                                      (1,172)   (1,740)
-------------------------------------------------------------------
Total inventories                                  15,538    14,680
-------------------------------------------------------------------
Taxes receivable                                    2,032         -

Prepaid expenses                                    1,314       959

Deferred tax assets                                 3,586     3,612
-------------------------------------------------------------------
Total current assets                               67,437    96,371
-------------------------------------------------------------------
Property, plant, and equipment, at cost:

Land                                                  983       957

Buildings and improvements                         21,178    20,868

Machinery and equipment                            81,496    78,171

Office equipment                                   10,447     8,504

Vehicles                                            1,178     1,228

Assets in progress                                 10,340     3,619
-------------------------------------------------------------------
                                                  125,622   113,347
Less accumulated depreciation                     (56,762)  (51,309)
-------------------------------------------------------------------
                                                   68,860    62,038

Other noncurrent assets:

Goodwill, at cost (net of accumulated
 amortization of $2,807 in 1997 and
 $1,688 in 1996)                                   19,155    20,259

Other assets, at cost (net of accumulated
 amortization of $7,526 in 1997 and $7,741
 in 1996)                                           4,672     3,451
-------------------------------------------------------------------
                                                   23,827    23,710
-------------------------------------------------------------------
Total assets                                     $160,124  $182,119
-------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


                                30  LYDALL, INC.

--------------------------------------------------------------------
In thousands except share data  December 31,          1997      1996
--------------------------------------------------------------------
Liabilities and stockholders' equity

Current liabilities:

Current portion of long-term debt                 $  2,950  $  4,450

Notes payable                                            -     8,000

Accounts payable                                    13,342    15,758

Accrued taxes                                        1,030     1,322

Accrued payroll and other compensation               4,856     6,014

Other accrued liabilities                            6,056     7,469
--------------------------------------------------------------------
Total current liabilities                           28,234    43,013
--------------------------------------------------------------------

Long-term debt                                       2,100     5,050

Deferred tax liabilities                            12,979    12,667

Other long-term liabilities                          3,781     3,545

Contingencies

Stockholders' equity:

Preferred stock                                          -         -

Common stock, par value $.10 per share,
 authorized 30,000,000 shares, issued
 21,432,346 shares in 1997 and
 21,122,913 shares in 1996.                          2,143     2,112

Capital in excess of par value                      36,510    34,235

Foreign currency translation adjustment                 76     1,425

Equity adjustments                                    (240)       39

Retained earnings                                  125,108   103,197
--------------------------------------------------------------------
                                                   163,597   141,008

Less cost of 5,366,873 shares of common
 stock in treasury in 1997 and 4,030,902
 shares in 1996                                    (50,567)  (23,164)
--------------------------------------------------------------------
Total stockholders' equity                         113,030   117,844
--------------------------------------------------------------------
Total liabilities and stockholders' equity        $160,124  $182,119
--------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                                31  LYDALL, INC.

STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------
In thousands  For the years ended  December 31,      1997       1996      1995
--------------------------------------------------------------------------------
Cash flows from operating activities:
Net Income                                       $ 21,911   $ 24,736  $ 22,438
--------------------------------------------------------------------------------
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation                                      7,993      7,824     7,122
  Amortization                                      1,569      1,357     1,510
  Changes in operating assets and liabilities,
  excluding effects from acquisitions:
    Accounts receivable                             1,281      2,128    (2,015)
    Taxes receivable                               (2,032)         -         -
    Inventories                                    (1,140)       860      (376)
    Other assets                                   (1,708)      (579)      170
    Accounts payable                               (2,049)      (196)   (2,503)
    Accrued taxes                                    (249)     1,087    (1,986)
    Accrued payroll and other accrued liabilities  (2,452)       263       594
    Deferred income taxes                             818       (620)    1,068
    Other long-term liabilities                      (158)         -      (263)
--------------------------------------------------------------------------------
Total adjustments                                   1,873     12,124     3,321
--------------------------------------------------------------------------------
Net cash provided by operating activities          23,784     36,860    25,759
--------------------------------------------------------------------------------
Cash flows from investing activities:
    Acquisitions                                      (78)    (2,030)        -
    Additions of property, plant and equipment    (17,104)   (10,893)  (12,006)
    Disposals of property, plant and equipment,
      net                                             685        894       632
    Sale (purchase) of investments, net             1,013     (2,940)    2,451
--------------------------------------------------------------------------------
Net cash used for investing activities            (15,484)   (14,969)   (8,923)
--------------------------------------------------------------------------------
Cash flows from financing activities:
    Long-term debt payments                        (4,450)    (2,863)   (2,856)
    Notes payable                                  (8,000)         -         -
    Issuance of common stock                        2,306      1,810     2,105
    Acquisition of common stock                   (27,403)   (10,345)        -
--------------------------------------------------------------------------------
Net cash used for financing activities            (37,547)   (11,398)     (751)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash               (88)       (87)       51
--------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents  (29,335)    10,406    16,136
Cash and cash equivalents at beginning of year     38,226     27,820    11,684
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $  8,891   $ 38,226  $ 27,820
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Supplemental Schedule of Cash Flow Information
Cash paid during the year for:
    Interest                                      $   687   $    897  $    875
    Income taxes                                   14,678     13,985    14,959
Noncash transactions:
    Amounts payable for acquired operations            16     10,527         -
    Additional minimum pension liability              591        930        40
    Unrealized gains/losses on available-for-sale
     securities                                        55         82        13
    Stock split effected in the form of a stock
     dividend                                           -          -     1,041
    Reclassification between short-term
      and long-term investments, net                    -          -       447
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                               32  LYDALL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------

                                                                        Foreign
                                                       Capital in      Currency                             Cost of          Total
                                Preferred      Common   Excess of   Translation        Equity   Retained   Stock in  Stockholders'
In thousands                        Stock       Stock   Par Value    Adjustment   Adjustments   Earnings   Treasury         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995        $     -     $ 1,013     $31,419      $  1,138      $   (547)  $ 56,023  $(12,819)       $ 76,227

Two-for-one stock split in the
  form of a stock dividend                      1,041      (1,041)                                                               -
Stock options exercised                            35       2,070                                                            2,105
Foreign currency translation
  adjustment                                                                953                                                953
Equity adjustments                                                                         88                                   88
Net income                                                                                        22,438                    22,438
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            -       2,089      32,448         2,091          (459)    78,461   (12,819)        101,811

Stock options exercised                            23       1,787                                                            1,810
Purchase of treasury shares                                                                                (10,345)        (10,345)
Foreign currency translation
  adjustment                                                               (666)                                              (666)
Equity adjustments                                                                        498                                  498
Net income                                                                                        24,736                    24,736
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996            -       2,112      34,235         1,425            39    103,197   (23,164)        117,844

Stock options exercised                            31       2,275                                                            2,306
Purchase of treasury shares                                                                                (27,403)        (27,403)
Foreign currency translation
  adjustment                                                             (1,349)                                            (1,349)
Equity adjustments                                                                       (279)                                (279)
Net income                                                                                        21,911                    21,911
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      $     -     $ 2,143     $36,510      $     76      $   (240)  $125,108  $(50,567)       $113,030
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                33  LYDALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Significant Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of Lydall, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

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

Concentration of risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and trade receivables. The Company places its cash, cash equivalents and short-term investments in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade receivables are limited by the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral. Sales to the automotive market were 26.3 percent of the Company's 1997 total sales compared with 32.3 percent in 1996 and 32.9 percent in 1995. Sales to the Ford Motor Co. represented 18.4 percent, 16.6 percent, and 13.7 percent of Lydall's total sales in 1997, 1996, and 1995, respectively. No other single customer accounted for more than 10 percent of total sales in 1997, 1996, or 1995. As of December 31, 1997, the Company had no other significant concentrations of risk.

Inventories. Approximately 54 percent in 1997 and 59 percent in 1996 of the inventories have been valued on a last-in, first-out (LIFO) method and the balance on a first-in, first-out (FIFO) method at the lower of cost or market.

Depreciation and amortization. Property, plant, and equipment are depreciated over their estimated useful lives on the straight-line method for financial statement purposes. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter. Intangibles. Goodwill and other intangibles are being amortized on a straight-line basis over periods not exceeding 25 years. The Company evaluates the recoverability of goodwill by analyzing the associated estimated undiscounted cash flows. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the goodwill, the asset would be adjusted to fair value. Based on these evaluations, there were no adjustments to the carrying value of goodwill in 1997 or 1996.

Research and development.  Costs are charged to expense as incurred.
Revenue recognition.  Lydall recognizes revenues when the product is shipped.

Earnings per share ("EPS"). Basic earnings per common share are based on net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are based on net income divided by the weighted average number of common shares outstanding during the period, including the effect of stock options, stock awards and warrants where such effect is dilutive.

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



                               34  LYDALL, INC.

Foreign operations. The Company operates a manufacturing plant in Saint-Rivalain, France. Foreign sales were $14.3 million, $17.6 million, and $17.0 million, for the years ended December 31, 1997, 1996, and 1995, respectively. The French operation incurred losses of $348 thousand, $796 thousand, and $165 thousand for the years ended December 31, 1997, 1996, and 1995, respectively. Total foreign assets were $16.4 million and $18.5 million at December 31, 1997 and 1996, respectively.

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

Restatement. Where appropriate, earnings per share have been restated to conform with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Prior-year share amounts and per-share figures have been restated to reflect a two-for-one stock split distributed in 1995.

Recently issued accounting standards. The Company will adopt Statement of Financial Accounting Standards No. 130, No. 131, and No. 132, "Reporting Comprehensive Income," ("SFAS 130"), and "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"), and "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("SFAS 132"), all of which are effective for fiscal years beginning after December 15, 1997.

SFAS 130 requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Lydall will adopt SFAS 130 effective for the first quarter ending March 31, 1998. There will be no effect on the Company's consolidated financial position, results of operations, or cash flows.

SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. SFAS 131 is based on the management approach to segment reporting and includes requirements to report selected segment information quarterly and to include entitywide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenues. The Company currently reports under one segment and is evaluating the impact of the disclosure requirements. SFAS 131 may require Lydall to disclose more than one segment. The Company will adopt SFAS 131 effective for the year ending December 31, 1998. There will be no effect on the Company's consolidated financial position, results of operations, or cash flows.

SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. The Company will adopt SFAS 132 effective for the year ending December 31, 1998. There will be no effect on the Company's consolidated financial position, results of operations, or cash flows.

Investments

The Company's investments are categorized as available-for-sale debt and equity securities, as defined by the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying value of these securities was $13.5 million in 1997 and $42.5 million in 1996, both of which approximated fair market value. In 1997, $9.6 million was classified in cash equivalents and $3.9 million, in short-term investments. For 1996, $37.6 million was classified in cash equivalents and $4.9 million, in short-term investments.



                               35  LYDALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued



The amortized costs of investments in debt securities by contractual maturity are shown below.

--------------------------------------------------------------------------------
                                                  Available-for-Sale Securities
                                                 -------------------------------
In thousands  December 31,                          1997                   1996
--------------------------------------------------------------------------------
Due in one year or less                           $6,400                 $6,350

Due after one year through five years                  -                    309

Due after five years through ten years                 -                    210

Due after ten years                                  220                  2,033
--------------------------------------------------------------------------------
                                                  $6,620                 $8,902
--------------------------------------------------------------------------------

The net unrealized gains and losses are included as a component of stockholders' equity. Gross unrealized gains were $318 thousand and $195 thousand, and gross unrealized losses were $296 thousand and $118 thousand as of December 31, 1997 and 1996, respectively. Gains of $1.1 million and losses of $136 thousand were realized on these sales during 1997. The gross realized gains and losses were immaterial to the consolidated financial statements during 1996 and 1995. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Long-term Debt

--------------------------------------------------------------------------------
In thousands  December 31,                                    1997      1996
--------------------------------------------------------------------------------
7.25% Note Purchase Agreement, payable annually to 1999    $ 4,300   $ 6,500

5% Promissory Note                                               -     1,250

5.48% Indemnification Note, balance due in full in 1998        750     1,750
--------------------------------------------------------------------------------
                                                             5,050     9,500

Less portion due within one year                            (2,950)   (4,450)
--------------------------------------------------------------------------------
                                                            $2,100   $ 5,050
--------------------------------------------------------------------------------

The Note Purchase Agreement is restricted by a debt covenant, among others, that requires a debt-to-capital ratio of no more than .45 in order to borrow under long-term debt agreements in the future. While by commonly used methods Lydall's current debt-to-capital ratio is .04, it is .09 as defined by the terms of this agreement as of December 31, 1997.

As of December 31, 1997, long-term debt payment requirements totaled $5.1 million, $3.0 million payable in 1998 and $2.1 million payable in 1999.

Credit Arrangements

Lydall maintains domestic and foreign bank credit arrangements totaling over $25 million, the majority of which are renewed annually. Lydall primarily pays interest at the lower of prime or money market rates and compensates its banks for services on a fee basis. At December 31, 1997, and 1996, no amounts were outstanding on the domestic or foreign lines of credit.

Financial Instruments

The Company utilizes letters of credit to satisfy self-insurance security deposit requirements and in the ordinary course of business. Outstanding letters of credit were $1.8 million and $1.6 million as of December 31, 1997 and 1996, respectively. The Company does not expect any material losses to result from these off-balance-sheet instruments as performance is not expected to be required, and therefore, believes that the fair value of these instruments is zero.

                               36  LYDALL, INC.

Long-term Operating Leases

Lydall has operating leases which cost the Company $1.9 million in 1997, $1.7 million in 1996, and $1.8 million in 1995. These contracts range from vehicle leases to building leases which require payment of property taxes, insurance, repairs and other operating costs.

Future net lease commitments under noncancelable operating leases are:

--------------------------------------------------------------------------------
In thousands           1998     1999     2000    2001   2002 Thereafter  Total
--------------------------------------------------------------------------------
Net lease payments    $1,581   $1,520   $1,309  $1,212  $983   $3,084    $9,689
--------------------------------------------------------------------------------

Acquisitions and Other Investments

Early in 1998, a Lydall subsidiary funded the capitalization of Charter Medical, Ltd. On February 6, 1998, this separate corporate entity acquired CharterMed, Inc., a privately held company located in Lakewood, New Jersey, for $6.6 million in cash and a $720 thousand note, payable through 1999. CharterMed is a growing and profitable manufacturer of proprietary medical devices serving applications such as biotech and pharmaceutical packaging, blood bank and transfusion services, neonatal intensive care, operating room/perfusion, and stem cell processing and freezing.

On December 20, 1996, the Company acquired certain assets and assumed certain liabilities of Textile Technologies Industries, Inc. ("Fort Washington Operation"). The Fort Washington Operation is a manufacturer of components utilized in highly specialized, advanced structural materials which are sold to the aerospace, marine, medical device, automotive and sporting goods industries. The Company paid $2.0 million in cash at closing and issued a $8.0 million note, which was paid on January 2, 1997, and a $1.75 million note, which is payable through 1998. As a result of this purchase, the Company recorded goodwill and other intangible assets of $10.4 million. The results of the Fort Washington Operation since the date of acquisition have been included in the Company's consolidated results. The pro forma effect on the Company's results of operations for the years ended December 31, 1996 and 1995, had the acquisition occurred at the beginning of each respective period, is not material.

Capital Stock

Preferred Stock -- The Company has a class of Serial Preferred Stock with a par value of $1. None of the 500,000 authorized shares has been issued.

Common Stock -- At the end of 1997, 1,653 Lydall stockholders of record held 16,065,473 shares of Common Stock. Approximately 8 percent of the Company's Common Stock was owned by Lydall's officers and directors and their immediate families. Other Lydall employees, their families, and Lydall associates owned an additional 9 percent either directly or through participation in the Company's Employee Stock Ownership Trust.

On May 10, 1995, the Company increased its authorized shares to 30,000,000 from 15,000,000. Also on that date, Lydall's Board of Directors declared a two-for-one stock split in the form of a stock dividend which resulted in the issuance of 10,413,216 shares of previously unissued Common Stock. Balances at December 31, 1995 reflect the split with an increase in Common Stock and a reduction in Capital in Excess of Par Value of $1.0 million. The distribution was made on June 21, 1995 to stockholders of record on May 24, 1995. All earnings-per-share information in this report prior to the distribution date has been adjusted to reflect the 1995 stock split.


-----------------------------------------------------------------------------------------------------------------------------
                                        For the Year Ended 1997       For the Year Ended 1996        For the Year Ended 1995
-----------------------------------------------------------------------------------------------------------------------------
                                     Net              Per-Share        Net          Per-Share        Net           Per-Share
                                  Income      Shares     Amount     Income    Shares   Amount     Income    Shares    Amount
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share         $21,911      16,692      $1.31    $24,736    17,140    $1.44    $22,438    17,263     $1.30
Effect of dilutive securities
  Stock Options                                  627                             848                           934
Diluted earnings per share       $21,911      17,319      $1.27    $24,736    17,988    $1.38    $22,438    18,197     $1.23
-----------------------------------------------------------------------------------------------------------------------------

                               37   LYDALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued


Options to purchase 297,946 shares, 317,446 shares, and 130,750 shares of Lydall Common Stock were outstanding at December 31, 1997, 1996, and 1995, respectively, which were not included in the computation of diluted earnings per share. These options were excluded because the average exercise price was greater than the average market price of the Common Stock for each respective year.

Stock Option Plans

At December 31, 1997, the Company had two stock option plans under which employees and directors had options to purchase Lydall Common Stock. Under these plans -- the 1982 Stock Incentive Compensation Plan and the 1992 Stock Incentive Compensation Plan -- options are granted at fair market value on the grant date and expire ten years after the grant date. In most cases, options vest at a rate of 25 percent per year starting with the first anniversary of the award. A few incentive stock option (ISO) awards have an extended vesting period because IRS regulations, with regard to ISO awards, cap the total dollar amount that can vest in one year for an individual at $100,000. The 1982 Plan has expired; therefore, no further options can be granted under this plan. The 1992 Plan provides for automatic acceleration of vesting in the event of a change in control of the Company. The Plan also provides for the use of shares of Lydall Common Stock in lieu of cash to exercise options if the shares are held for more than six months and if the Compensation and Stock Option Committee of the Board of Directors approves this form of exercise.

At December 31, 1996 and December 31, 1995, the Company had three stock option plans under which employees and directors had options or warrants to purchase Lydall Common Stock. The 1984 Outside Directors' Warrant Plan was terminated in 1992. At the end of 1996 and 1995, there were warrants for 30,330 shares outstanding under the Plan. All of these warrants were exercised during 1997.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's three stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-----------------------------------------------------------------------------
                                                     1997     1996     1995
-----------------------------------------------------------------------------
Net income                            As reported  $21,911  $24,736  $22,438
                                        Pro forma   21,170   24,363   22,412

Basic earnings per share              As reported  $  1.31  $  1.44  $  1.30
                                        Pro forma     1.27     1.42     1.30

Diluted earnings per share            As reported  $  1.27  $  1.38  $  1.23
                                        Pro forma     1.22     1.35     1.23
-----------------------------------------------------------------------------

The fair value of each option grant is estimated for the above disclosure on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996, and 1995, respectively: zero dividend yield for all years; expected volatility of 27 percent, 31 percent, and 28 percent; risk-free interest rates of 5.8 percent,
6.1 percent, and 5.6 percent; and an expected six-year life for all years.



                               38  LYDALL, INC.

A summary of the status of the Company's stock option plans as of December 31, 1997, 1996, and 1995, and changes during the years ended on those dates is presented below:

--------------------------------------------------------------------------------------------------------------------
In thousands except per-share data                                    1997                         1996        1995
--------------------------------------------------------------------------------------------------------------------
                                                          Weighted-Average             Weighted-Average
Fixed Options                                      Shares   Exercise Price     Shares    Exercise Price      Shares
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                   1,772           $11.51       1,822            $ 9.63       2,323
Granted                                              156            19.80         191             23.41         142
Exercised                                           (303)            6.20        (229)             6.21        (643)
Forfeited                                            (33)           20.80         (12)            16.85           -
 ...................................................................................................................
Outstanding at end of year                         1,592            13.14       1,772             11.51       1,822
 ...................................................................................................................
Options exercisable at year-end                    1,156                        1,176                         1,115
Shares reserved for grants                           301                          424                           603
Weighted-average fair value
   per option granted during the year              $7.85                       $10.07                        $10.12
--------------------------------------------------------------------------------------------------------------------

In 1995, the option price of outstanding shares ranged from $1.76 to $26.00 per share. Option exercises in 1995 ranged from $1.55 to $10.38.

The following table summarizes information about stock options outstanding at December 31, 1997:

--------------------------------------------------------------------------------------------------------------
                                                    Options Outstanding                    Options Exercisable
                     -----------------------------------------------------------------------------------------
                          Number                                                  Number
Range of             Outstanding          Remaining    Weighted-Average      Exercisable      Weighted-Average
Exercise Prices      at 12/31/97   Contractual Life      Exercise Price      at 12/31/97        Exercise Price
--------------------------------------------------------------------------------------------------------------
$  1.85 to 2.83          138,566         0.06 years              $ 2.40          138,566                $ 2.40
  4.21 to  5.85          195,893         2.7                       4.58          195,893                  4.58
  8.21 to 10.67          579,661         5.2                       9.67          551,979                  9.65
 13.81 to 19.81          379,897         8.1                      17.90          165,424                 16.55
 22.63 to 26.00          297,946         8.4                      24.42          103,908                 24.86
 ..............................................................................................................
$ 1.85 to 26.00        1,591,963         5.8                     $13.14        1,155,770                $10.28
--------------------------------------------------------------------------------------------------------------

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

The following items are the components of net pension cost:

------------------------------------------------------------------------------
In thousands  For the years ended December 31,      1997      1996      1995
------------------------------------------------------------------------------
Service cost - benefits earned during the year    $ 1,065   $ 1,048   $   850
Interest cost on projected benefit obligations      1,392     1,262     1,125
Actual return on plan assets                       (1,813)   (1,703)   (2,081)
Net amortization and deferral                         362       451     1,083
 ..............................................................................
Net pension cost                                  $ 1,006   $ 1,058   $   977
------------------------------------------------------------------------------



                                39 LYDALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued


Plan assets include investments in bonds and equity securities. Actuarial computations, which used the "projected unit credit" method, and the "unit credit" method, assumed the following: discount rates on benefit obligations of
7.25 percent for 1997, 7.50 percent for 1996, and 7.25 percent for 1995; expected long-term rates of return on plan assets of 9.25 percent for 1997, 1996, and 1995; and annual compensation increases of 5.0 percent for 1997, 1996, and 1995. The Company determines the assumed discount rate, long-term rate, and annual compensation increase rate for each year. The following table presents a reconciliation of the funded status of the plans:

-----------------------------------------------------------------------------------------------------------------
                                                                1997                                        1996
                          Plans in Which   Plans in Which              Plans in Which   Plans in Which
                           Assets Exceed      Accumulated               Assets Exceed      Accumulated
                             Accumulated  Benefits Exceed                 Accumulated  Benefits Exceed
In thousands  December 31,      Benefits           Assets      Total         Benefits           Assets     Total
-----------------------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
Vested                           $12,540          $ 3,358    $15,898          $13,464          $   322   $13,786
Nonvested                            738              115        853              686               23       709
 ................................................................................................................
Accumulated benefit
obligations                       13,278            3,473     16,751           14,150              345    14,495
Additional benefits related
  to assumed future
compensation levels                3,499                -      3,499            2,932                -     2,932
 ................................................................................................................
Projected benefit obligations     16,777            3,473     20,250           17,082              345    17,427
Plan assets at fair
market value                      13,643            3,286     16,929           15,279              322    15,601
 ................................................................................................................
Projected benefit
 obligations in excess of the
 plan assets                      (3,134)            (187)    (3,321)          (1,803)             (23)   (1,826)
Unrecognized net assets             (410)            (118)      (528)            (614)             (17)     (631)
Unrecognized prior service
cost                                (101)             295        194              117               50       167
Unrecognized net losses            2,663              523      3,186            2,184               76     2,260
Additional minimum liability           -             (700)      (700)               -             (109)     (109)
 ................................................................................................................
Accrued pension cost
included in liabilities          $  (982)         $  (187)   $(1,169)         $  (116)         $   (23)  $  (139)
-----------------------------------------------------------------------------------------------------------------

The Company also sponsors a Stock Purchase Plan, Profit Sharing Plan, and 401(k) Plan. Contributions are determined under various formulas. Employer contributions to these plans amounted to $2.1 million in 1997, $1.9 million in 1996, and $1.7 million in 1995.

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



                               40  LYDALL, INC.

The discount rates used in determining the accumulated postretirement benefit obligations were 7.50 percent and 7.75 percent at December 31, 1997 and 1996, respectively. The health-care cost trend rate was 8 percent, gradually declining to 5.5 percent over a four-year period in 1997 and 10 percent declining to 5.5 percent over a five-year period in 1996. An increase of 1 percent in the health-care cost trend rates would cause the accumulated benefit obligation to increase by $11 thousand. The increase in the service and interest components of the 1997 postretirement benefit cost is immaterial. The total expense was $83 thousand for 1997, $110 thousand for 1996, and $111 thousand for 1995.

The Company provides deferred compensation to a small number of former employees, and has a deferred compensation plan which was frozen as of December 31, 1996, that provides the Company's outside directors and Chairman with compensation upon their retirement from service with the Board. In addition, the Company provides a Supplemental Executive Retirement Plan ("SERP") which provides supplemental income payments after retirement for senior executives. The total net deferred compensation expense related to these three plans was $234 thousand in 1997, $246 thousand in 1996, and $203 thousand in 1995.

Quarterly Financial Information (Unaudited)

The following table summarizes quarterly financial information for 1997 and 1996. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected below:

------------------------------------------------------------------------------------------------------------------------------------
                                            1st Quarter                2nd Quarter               3rd Quarter             4th Quarter
In thousands except               --------------------------------------------------------------------------------------------------
per-share data                       1997          1996         1997          1996        1997          1996         1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales                         $61,971       $65,794      $64,019       $67,669     $59,377       $59,707      $58,922    $59,482
 ....................................................................................................................................
Gross margin                      $19,263       $20,791      $20,036       $21,522     $18,873       $19,399      $19,469    $20,343
 ....................................................................................................................................
Net income                        $ 5,625       $ 5,965      $ 5,716       $ 6,871     $ 5,515       $ 5,780      $ 5,055    $ 6,120
 ....................................................................................................................................
Basic EPS                            $.33          $.34         $.34       $   .40     $   .33       $   .34      $   .31    $   .36
 ....................................................................................................................................
Diluted EPS                          $.32          $.33         $.33       $   .39     $   .32       $   .32      $   .30    $   .34
------------------------------------------------------------------------------------------------------------------------------------


Income Taxes

The provision (benefit) for income taxes consists of the following:

--------------------------------------------------------------------------------
In thousands   For the  years ended December 31,     1997       1996      1995
--------------------------------------------------------------------------------

Current
  Federal                                          $ 9,827     $13,662  $11,278
  State                                              1,915       2,072    1,893
  Foreign                                              341         171      (45)
 ................................................................................
     Total current                                  12,083      15,905   13,126
Deferred
  Federal                                              347        (385)     926
  State                                                127         194      (47)
  Foreign                                              (15)       (596)     432
 ................................................................................
     Total deferred                                    459        (787)   1,311
 ................................................................................
Provision for income taxes                         $12,542     $15,118  $14,437
-------------------------------------------------------------------------------


                                41 LYDALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued



The statutory tax rate in France increased from 36.6 percent to 41.7 percent retroactive to January 1, 1997. The provision for income taxes for 1997 includes $127 thousand for the impact of the higher tax rate on the deferred tax liability balance.

The provision for income taxes for 1995 includes $292 thousand for the impact of the higher tax rate on the deferred tax liability balance. The statutory tax rate in France increased for 1995 from 33.3 percent to 36.6 percent retroactive to January 1, 1995.

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on earnings.

--------------------------------------------------------------------
For the years ended December 31,                 1997   1996   1995
--------------------------------------------------------------------
Statutory federal income tax rates                 35%    35%    35%
State income taxes, net of federal
   tax deduction                                  3.9    3.7    3.3
Exempt FSC foreign trade income                  (1.0)   (.9)  (1.5)
Tax exempt income                                 (.8)   (.9)     -
Other                                             (.7)   1.0    2.4
--------------------------------------------------------------------
Effective income tax rates                       36.4%  37.9%  39.2%
--------------------------------------------------------------------
The following is a schedule of the net current deferred tax assets and long-term deferred tax liability accounts by tax jurisdiction as of December 31:

--------------------------------------------------------------------------------------------
                                                  1997                                1996
--------------------------------------------------------------------------------------------
                               Current       Long-term            Current        Long-term
                              Deferred        Deferred           Deferred     Deferred Tax
In thousands                Tax Assets     Liabilities         Tax Assets      Liabilities
--------------------------------------------------------------------------------------------
Federal                         $2,215         $ 7,353             $2,344          $ 7,256
State                            1,015           2,739                960            2,556
Foreign                            356           2,887                308            2,855
--------------------------------------------------------------------------------------------
   Total                        $3,586         $12,979             $3,612          $12,667
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                  1997                                1996
                          ------------------------------------------------------------------
                          Deferred Tax    Deferred Tax       Deferred Tax     Deferred Tax
In thousands                    Assets     Liabilities         Tax Assets      Liabilities
--------------------------------------------------------------------------------------------
Accounts receivable             $  568         $     -             $  709          $     -
Inventory                          434               -                599                -
Plant and equipment                  -          10,655                  -           10,258
Other accrued expenses           1,640               -              1,799                -
Retirement accounts                804               -                529                -
Other, net                           -           2,184                  -            2,433
--------------------------------------------------------------------------------------------
Total                           $3,446         $12,839             $3,636          $12,691
--------------------------------------------------------------------------------------------



                               42  LYDALL, INC.

The Internal Revenue Service conducted its examination of the Company's federal income tax returns for the years 1990 through 1992 and proposed various adjustments which increased federal taxable income in those years. During January 1997, Lydall settled all issues raised during the examination and paid approximately $353 thousand in taxes and $141 thousand in interest. The Company had previously provided sufficient deferred tax accruals to cover the assessment of the above taxes and interest.

Unremitted earnings of foreign subsidiaries which are deemed to be permanently invested amounted to $585 thousand at December 31, 1997. The unrecognized deferred tax liability on those earnings is not practical to calculate.

Contingencies

In the mid-1980's, the United States Environmental Protection Agency ("EPA") notified a former subsidiary of the Company that it and other entities may be potentially responsible in connection with the release of hazardous substances at a landfill and property located adjacent to a landfill in Michigan City, Indiana. The preliminary indication, based on the Site Steering Committee's volumetric analysis, is that the alleged contribution to the waste volume at the site of the plant once owned by a former subsidiary is approximately 0.434 percent of the total volume. The portion of the 0.434 percent specifically attributable to the former subsidiary by the current operator of the plant is approximately 0.286 percent. The EPA has completed its Record of Decision for the site and has estimated the total cost of remediation to be between $17 million and $22 million. Based on the alleged volumetric contribution of its former subsidiary to the site, and on the EPA's estimated remediation costs, Lydall's alleged total exposure would be less than $100 thousand, which has been accrued.

There are over 800 potentially responsible parties ("prp") which have been identified by the Site Steering Committee. Of these, 38, not including the Company's former subsidiary, are estimated to have contributed over 80 percent of the total waste volume at the site. These prp's include Fortune 500 companies, public utilities, and the State of Indiana. The Company believes that, in general, these parties are financially solvent and should be able to meet their obligations at the site. The Company has reviewed Dun & Bradstreet reports on several of these prp's, and based on these financial reports, does not believe Lydall will have any material additional volume attributed to it for reparation of this site due to insolvency of other prp's.

In June 1995, the Company and its former subsidiary were sued in the Northern District of Indiana by the insurer of the current operator of the former subsidiary's plant seeking contribution. In October 1997, the insurer made a settlement demand of $150,591 to the Company in exchange for a release of the Company's liability at the site and indemnification from the current operator against site-related claims. The Company executed a settlement agreement with the insurer and current operator for a full site release; however, the current operator subsequently backed out of the agreement. The Company is now evaluating its options.

Management believes the ultimate disposition of this matter will not have a material adverse effect upon the Company's consolidated financial position, results of operations, or cash flows.

On March 19, 1996, patent litigation brought by ATD Corporation (ATD) against Lydall in the U.S. District Court for the Eastern District of Michigan was concluded with the jury finding in favor of Lydall and with all of ATD's claims for damages being denied. A notice of appeal to the U.S. Court of Appeals for the Federal Circuit regarding this litigation was filed by ATD on March 28, 1997. The appeal issues were fully briefed and argued in January of 1998. No decision has been rendered. Management believes the ultimate disposition of this matter will not have a material adverse effect upon the Company's consolidated financial position, results of operations, or cash flows.



                               43  LYDALL, INC.

Report of Independent Accountants

To the Board of Directors and Stockholders of Lydall, Inc.

We have audited the accompanying consolidated balance sheets of Lydall, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lydall, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Hartford, Connecticut

February 18, 1998
                                                   Coopers & Lybrand L.L.P.



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



                                            John E. Hanley
                                            Vice President-Finance and Treasurer



                               44  LYDALL, INC.

FIVE-YEAR STATISTICAL REVIEW



-------------------------------------------------------------------------------------------------------------------------------
$ thousands except per-share amounts                             1997          1996          1995          1994          1993
-------------------------------------------------------------------------------------------------------------------------------
Financial results

Net sales                                                 $   244,289   $   252,652   $   252,128   $   213,072   $   157,431
Income before cumulative effect of
 accounting change                                             21,911        24,736        22,438        15,503        10,013
Net income                                                     21,911        24,736        22,438        15,503        10,248
-------------------------------------------------------------------------------------------------------------------------------
Common stock per-share data (diluted)
Income before cumulative effect of
 accounting change                                        $      1.27   $      1.38   $      1.23   $       .87   $       .57
Net income                                                       1.27          1.38          1.23           .87           .58
Common stockholders' equity                                      7.04          6.89          5.88          4.57          3.63
-------------------------------------------------------------------------------------------------------------------------------
Financial position
Total assets                                              $   160,124   $   182,119   $   158,072   $   136,613   $   107,842
Working capital                                                39,203        53,358        52,730        30,823        31,791
Current ratio                                                    2.39          2.24          2.77          1.93          2.48
Long-term debt, net of current maturities                       2,100         5,050         7,750        10,607        11,171
Total stockholders' equity                                    113,030       117,844       101,811        76,227        60,057
Debt to total capitalization                                      4.3%         12.9%          9.4%         15.0%         18.7%
-------------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment
Net property, plant, and equipment                        $    68,860   $    62,038   $    60,074   $    54,771   $    49,364
Capital additions from acquisitions                                 -           500             -         3,077             -
Other capital additions                                        17,104        10,893        12,006         7,979         6,253
Capital divestments, net                                          685           894           632           687           356
Depreciation                                                    7,993         7,824         7,122         6,101         4,997
-------------------------------------------------------------------------------------------------------------------------------
Performance ratios and other items
Return on average assets                                         12.8%         14.5%         15.2%         12.7%          9.9%
Return on average common stockholders' equity                    19.0%         22.5%         25.2%         22.8%         18.6%
Return on sales                                                   9.0%          9.8%          8.9%          7.3%          6.5%
Days of inventory on hand (LIFO)                                   33            31            33            36            41
Days of receivables outstanding                                    51            50            49            47            52
Number of employees at year-end                                 1,225         1,268         1,227         1,306           944
-------------------------------------------------------------------------------------------------------------------------------
Shares and stockholders
Weighted average common stock and equivalents              17,319,000    17,988,000    18,197,000    17,864,000    17,520,000
Common stock outstanding at year-end                       16,065,473    17,092,011    17,320,252    16,677,524    16,538,126
Stockholders at year-end                                        1,653         1,855         1,918         1,900         1,904
Market price per share of common stock -
 Highest close                                            $     25.75   $     25.87   $     28.50   $     18.63   $     10.69
 Lowest close                                             $     18.50   $     19.75   $     14.75   $     10.13   $      9.50
-------------------------------------------------------------------------------------------------------------------------------

Share figures adjusted to reflect a two-for-one stock split in 1995, and a three-for-two stock split in 1993.




                               45  LYDALL, INC.

OFFICERS, DIRECTORS AND STOCKHOLDER INFORMATION




Officers

Leonard R. Jaskol
Chairman and Chief Executive Officer

John E. Hanley
Vice President-Finance and Treasurer

Carole F. Butenas
Vice President-Investor Relations

Mary Adamowicz Tremblay
General Counsel and Secretary

Geoffrey W. Nelson
Assistant Secretary

Directors

Lee A. Asseo/2,6/
Retired Chairman and Chief Executive Officer
The Whiting Company

Paul S. Buddenhagen/1,6/
Partner
Carlisle Fagan Gaskins & Wise, Inc.

James P. Carolan/3/
President
Lydall Technical Papers

Samuel P. Cooley/3,4/
Retired Executive Vice President
and Senior Credit Approval Officer
Fleet Bank Connecticut

W. Leslie Duffy/3,5/
Partner
Cahill Gordon & Reindel

Leonard R. Jaskol/1,5,6/
Chairman and Chief Executive Officer
Lydall, Inc.

William P. Lyons/3,4/
Managing Partner
Madison Partners L.L.C.

Joel Schiavone/1/
President and Chief Executive Officer
The Schiavone Corporation

Elliott F. Whitely/5/
Former President
Lydall Technical Papers

Roger M. Widmann/2,5/
Principal
Tanner & Co. Inc.

Albert E. Wolf/2,4/
Chairman
Checkpoint Systems, Inc.

/1/ Executive Committee
/2/ Compensation and Stock Option Committee
/3/ Pension Committee
/4/ Audit Committee
/5/ Development Committee
/6/ Nominating Committee



Annual Meeting

Lydall's annual meeting will be held on Wednesday, May 13, 1998 at 11:00 a.m. at The Hartford Club located at 46 Prospect Street in Hartford, Connecticut. Stockholders who are unable to attend the meeting are invited to mail any questions they might have about the Company to any of Lydall's Officers. Questions may also be directed to the Audit Committee of Lydall's Board of Directors. Such inquiries may be sent to Samuel P. Cooley, Chairman of the Audit Committee, in care of Lydall, Inc.

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

Auditors
Coopers & Lybrand L.L.P.
Hartford, Connecticut



Stockholder Information

Lydall Common Stock is traded on the New York Stock Exchange under the symbol LDL. During 1997 and 1996, 7,103,800 and 6,578,300 shares, respectively, were traded. The closing price on December 31, 1997 was $19.50.

As of March 16, 1998, the record date of Lydall's 1998 Annual Meeting, stockholders of record held 16,068,885 shares of Common Stock.

The following are the high, low and closing prices of Lydall Common Stock for each quarter during the past two years.

----------------------------------------------------
Quarters            1         2         3         4
----------------------------------------------------
1997 High    $24.0000  $23.6250  $25.7500  $23.9375
     Low      20.0000   18.7500   20.8750   18.5000
     Close    20.2500   21.1250   23.4375   19.5000

1996 High    $25.1250  $25.8750  $25.7500  $24.5000
     Low      19.7500   21.8750   21.0000   20.2500
     Close    25.0000   22.0000   24.3750   22.5000
----------------------------------------------------

Any stockholder correspondence regarding change of address or other recordkeeping matters may be addressed to:

Isaac Kagan
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
Telephone: 800-937-5449

All other stockholder correspondence -- questions about the Company and requests for Lydall's Annual Report and Form 10-K -- may be directed to:

Carole F. Butenas
Vice President-Investor Relations
Lydall, Inc.
P. O. Box 151
Manchester, Connecticut 06045-0151
www.lydall.com
investor@lydall.com



Lydall hires and promotes qualified employees in accordance with the law without regard to race, color, religion, sex, national origin, age, sexual preference, marital status, or physical or mental disabilities, except where, in management's view, a disability interferes with job performance or cannot be reasonably accommodated.



                               46  LYDALL, INC.